

American International Group, Inc.

2021 Notice of Annual Meeting and Proxy Statement



March 30, 2021

Dear Fellow AIG Shareholder,

AIG's Board of Directors, Executive Leadership Team and global workforce are maintaining significant momentum and a continued sense of urgency on our path to becoming a top performing company.

AIG is effectively managing through COVID-19 and its collateral effects on the global economy because of the strong foundation we have been building since late 2017. The company is well positioned for long-term, sustainable, and profitable growth.

AIG has instilled a culture of underwriting excellence, adjusted risk tolerances, implemented best-in-class reinsurance programs, strengthened its vast global footprint, de-risked the balance sheet and maintained a diversified investment portfolio.

Our announced intention to separate the Life and Retirement business from AIG, which we believe will enable each entity to achieve a more appropriate and sustainable valuation, was made possible by the team's tremendous progress strengthening General Insurance in particular and positioning each of our businesses as a market leader.

Despite the challenges presented by COVID-19, the company accelerated the execution of AIG 200, our enterprise-wide transformation designed to position AIG for the future.

Over the last year, we prioritized the well-being of AIG colleagues, who showed resilience and attentiveness in service of all stakeholders despite unprecedented disruptions. We also enhanced our efforts to promote value creation in our communities and continue to make progress with respect to diversity, equity, and inclusion across AIG.

On March 1, 2021, we seamlessly transitioned into our new roles as Executive Chair and Lead Independent Director, respectively, and know that the company is in great hands with Peter Zaffino as President and Chief Executive Officer of AIG.

The Board would like to thank Henry Miller, who is retiring as a Director, for his service and valuable contributions since 2010. In addition, we were pleased to welcome James Cole, Jr. to the Board on March 15, 2021.

We invite you to attend the virtual 2021 Annual Meeting of Shareholders on Wednesday, May 12, 2021, at 11:00 a.m. Eastern Daylight Time.

We also encourage you to read this Proxy Statement and the Annual Report, and to vote as we recommend on the enclosed proposals in advance of the meeting. Please vote in advance of the meeting even if you plan to participate virtually. Every vote matters.

Thank you for your investment in AIG. We remain focused on delivering value for you as we strive to become a leading insurance franchise.

Sincerely,



Brian Duperreault
Executive Chair



Douglas M. Steenland
Lead Independent Director

Notice of Annual Meeting of Shareholders

March 30, 2021

AMERICAN INTERNATIONAL GROUP, INC. (AIG)
175 Water Street, New York, N.Y. 10038

Time and Date*	11:00 a.m., Eastern Daylight Time, on Wednesday, May 12, 2021.
Access*	Meeting live via the Internet—please visit *www.virtualshareholdermeeting.com/AIG2021*.
Mailing Date	This Proxy Statement, 2020 Annual Report and proxy card or voting instructions were either made available to you over the Internet or mailed to you on or about March 30, 2021.
Items of Business	1. To elect the thirteen nominees recommended by our Board of Directors as directors of AIG to hold office until the next annual election and until their successors are duly elected and qualified 2. To vote, on a non-binding advisory basis, to approve executive compensation 3. To vote on a proposal to approve the American International Group, Inc. 2021 Omnibus Incentive Plan 4. To act upon a proposal to ratify the selection of PricewaterhouseCoopers LLP as AIG's independent registered public accounting firm for 2021 5. To vote on a shareholder proposal to give shareholders who hold at least 10 percent of AIG's outstanding common stock the right to call special meetings 6. To transact any other business that may properly come before the meeting
Record Date	You can vote if you were a shareholder of record at the close of business on March 17, 2021.
Admission to the Annual Meeting	To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials or on your proxy card.
Additional Information	Additional information regarding the matters to be acted on during the Annual Meeting is included in this Proxy Statement.
Proxy Voting	You can vote your shares before the Annual Meeting over the Internet or by telephone. If you received a paper proxy card by mail, you may also vote by signing, dating and returning the proxy card in the envelope provided. You may also vote your shares during the Annual Meeting by logging into the virtual meeting site using the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction form.

* In light of COVID-19, for the safety and well-being of our shareholders and employees, and taking into account the protocols of local, state and federal governments, we have determined that the 2021 Annual Meeting will be held in a virtual meeting format only, via the Internet, with no physical in-person meeting. We believe that the virtual meeting format affords our shareholders an opportunity for meaningful participation, and we have taken steps to ensure that shareholders will be able to attend, vote and submit questions from any location via the Internet. For more details regarding how to participate in the virtual meeting, please see "Voting Instructions and Information."

By order of the Board of Directors,

ROSE MARIE E. GLAZER
Corporate Secretary

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held virtually via the Internet on May 12, 2021. This Proxy Statement, the 2020 Annual Report to Shareholders and other materials are available in the Investors section of AIG's corporate website at *www.aig.com*.

Table of Contents

Executive Summary

This summary highlights information contained in this Proxy Statement. It does not contain all of the information you should consider in making a voting decision, and you should read the entire Proxy Statement carefully before voting. These proxy materials are first being sent to shareholders of American International Group, Inc., a Delaware corporation (AIG), commencing on or about March 30, 2021.

VOTING MATTERS AND VOTE RECOMMENDATION

Matter	Board Vote Recommendation	For More Information, see:
Management Proposals		
1. Election of thirteen directors	**FOR EACH DIRECTOR NOMINEE**	Page 13
2. Advisory vote on executive compensation	**FOR**	Page 114
3. Approval of American International Group, Inc. 2021 Omnibus Incentive Plan (the 2021 Plan)	**FOR**	Page 116
4. Ratification of PricewaterhouseCoopers LLP as AIG's independent registered public accounting firm for 2021	**FOR**	Page 128
Shareholder Proposal		
5. Shareholder proposal to give shareholders who hold at least 10 percent of our outstanding common stock the right to call special meetings	**AGAINST**	Page 131

VOTE BY INTERNET BEFORE THE MEETING	VOTE BY PHONE	VOTE BY MAIL	VOTE BY INTERNET DURING THE MEETING
www.proxyvote.com	1-800-690-6903	Return your completed proxy card in the prepaid envelope	Go to www.virtual shareholdermeeting.com/ AIG2021
Vote must be received by 11:59 p.m., Eastern Daylight Time, on May 11, 2021	Vote must be received by 11:59 p.m., Eastern Daylight Time, on May 11, 2021	Vote must be received by 10:00 a.m., Eastern Daylight Time, on May 12, 2021	Vote must be submitted by the close of polls during the Annual Meeting

AIG believes that the virtual meeting format affords our shareholders an opportunity for meaningful participation, including the ability to vote and ask questions electronically during the meeting. For detailed information on the voting process and how to attend the AIG Annual Meeting of Shareholders to be held virtually via the Internet on May 12, 2021 (Annual Meeting), or any adjournment or postponement thereof, please see "Voting Instructions and Information" beginning on page 136.

ABOUT AIG

AIG is a leading global insurance organization. We provide a wide range of property casualty insurance, life insurance, retirement solutions, and other financial services to customers in approximately 80 countries and jurisdictions.

WORLD CLASS INSURANCE FRANCHISES

that are among the leaders in their geographies and segmentations, providing differentiated service and expertise.

BREADTH OF LOYAL CUSTOMERS

including millions of clients and policyholders ranging from multi-national Fortune 500 companies to individuals throughout the world.

BROAD AND LONG-STANDING DISTRIBUTION RELATIONSHIPS

with brokers, agents, advisors, banks and other distributors across all lines of business.

HIGHLY-ENGAGED GLOBAL WORKFORCE RECOGNIZED FOR INCLUSIVITY

with more than 10,000 employees in Employee Resource Groups (ERGs) that foster a culture of inclusion, engage employees and help create a sense of belonging.

BALANCE SHEET QUALITY AND STRENGTH

as demonstrated by over $66 billion in shareholders' equity and AIG parent company liquidity sources of $15 billion as of December 31, 2020.

2020 HIGHLIGHTS

In 2020, AIG effectively managed through COVID-19 and its collateral effects on the global economy thanks to the strong foundation created since late 2017 to instill a culture of underwriting excellence, adjust risk tolerances, implement a best-in-class reinsurance program, de-risk our balance sheet and maintain a balanced investment portfolio. We continue this momentum and embark on an important phase of our journey to becoming a top performing company with our proactive leadership transition and planned corporate structure changes.

RESILIENT GENERAL INSURANCE PORTFOLIO FROM UNDERWRITING DISCIPLINE

Manageable impact of COVID-19 and natural catastrophes reflected in 2020 Calendar Year Combined Ratio of 104.3 compared to 99.6 in 2019. 2020 Accident Year Combined Ratio, As Adjusted* of 94.1 compared to 96.0 in 2019 showed continued improvement due to underwriting discipline, limit management and continued focus on expense reduction.

CONTINUED SOLID RETURNS FROM LIFE AND RETIREMENT

Full-Year 2020 Adjusted Pre-tax Income of $3.5 billion compared to $3.6 billion in 2019.

Results reflect diversified product portfolio and balanced risk profile**.

EFFECTIVE RISK MANAGEMENT

Established Syndicate 2019 with Lloyd's to access strategic partners to participate in peak zones while facilitating growth in AIG's high net worth business, and completed the sale of our majority interest in Fortitude Group Holdings, LLC (Fortitude Holdings) to mitigate a significant portion of our legacy risks.

**GENERAL INSURANCE
ACCIDENT YEAR COMBINED
RATIO, AS ADJUSTED***



Accident Year Loss Ratio,
As Adjusted

Expense Ratio

**LIFE AND RETIREMENT
ADJUSTED PRE-TAX INCOME****
(IN MILLIONS)



Individual Retirement

Group Retirement

Life Insurance

Institutional Markets

**GENERAL OPERATING
AND OTHER EXPENSES**
(IN MILLIONS)



**GENERAL INSURANCE
RISK BASED CAPITAL (RBC)
RATIO****



**LIFE AND RETIREMENT
RBC RATIO****



*   Accident Year Combined Ratio, As Adjusted is a non-GAAP financial measure. AIG's 2020, 2019 and 2018 Calendar Year Combined ratio was 104.3%, 99.6% and 111.4%, respectively. See Appendix A for a reconciliation showing how this metric is calculated from our consolidated financial statements.

**   On October 26, 2020, AIG announced its intention to separate its Life and Retirement business from AIG. See "—Announcement of Planned Life and Retirement Separation."

***   RBC is a formula designed to measure the adequacy of an insurer's statutory surplus compared to the risks inherent to the business. The inclusion of RBC measures is not intended for the purpose of ranking any insurance company or for use in connection with any marketing, advertising or promotional activities.

AIG'S RESPONSE TO COVID-19

AIG acted quickly in early 2020 to respond to the COVID-19 crisis, with a focus on supporting our colleagues and communities and on business resiliency.

SUPPORTING OUR EMPLOYEES	IMPROVING AIG'S COMMUNITIES	BUSINESS RESILIENCY
• Quickly and effectively transitioned **90% of colleagues** to **remote work**; technology accessories and office supplies provided, as needed • **$500 grant provided to each employee globally in March 2020** to assist with unanticipated costs related to COVID-19 • Employees provided **additional paid holidays in April and October** • **AIG Pandemic Financial Assistance Program** created to provide financial assistance, in the form of low or no-interest loans • Launched a **Compassionate Colleagues Fund** to aid employees in overcoming serious financial hardships, with an **initial contribution of $2 million by AIG**. Since then voluntary contributions by employees have grown the size of the fund • Thoughtfully approaching **return-to-office planning**, informed by a Return to Workplace survey completed by our employees • Provide colleagues with **mental health resources** and tips, including counseling sessions and COVID-19-specific mental health webinars through AIG's **Employee Assistance Program**	• Reinstated the **AIG Foundation** marked with an inaugural **$5 million contribution** primarily directed to COVID-19 relief and food security efforts in the communities that AIG serves • Responded to calls from health workers for medical supplies by **donating nearly 200,000 items of personal protective equipment (PPE)** across the globe • Nearly **$6.2 million contributed** to support non-profits with COVID-19 relief efforts through **AIG's Matching Grants Program** • Concluded **One Thousand Acts of Kindness Campaign** for AIG's global employees, which generated over 1,000 posts demonstrating employee commitment to issues such as health and safety of essential workers, food insecurity and support for small businesses • Hosted **Virtual Food Drive**—a month-long campaign through which AIG and its employees provided approximately **265,000 meals** to food banks across the U.S.	• On average, over **40,000** colleagues successfully **access AIG systems on a remote basis** daily with fully functional IT support call center and preventative measures to safeguard our systems • Formed a cross-functional **COVID-19 Task Force** focusing throughout the COVID-19 crisis on ensuring AIG implements best practices to protect the safety of colleagues while continuing to serve clients, distribution partners and other stakeholders • Created formal **AIG Global Enterprise Resiliency team** comprised of experienced leaders with expertise in technology, disaster recovery, enterprise risk and program leadership • Developed **Emergency Access Plans** for potential use of AIG offices to serve as limited recovery sites if work-from-home capacity is significantly disrupted by natural disaster or other incident

ANNOUNCEMENT OF PLANNED LIFE AND RETIREMENT SEPARATION

In October 2020, AIG announced its intention to separate its Life and Retirement business from AIG. This decision followed a comprehensive review by the Board of Directors (Board) and management of AIG's composite structure and was made possible by significant work done since 2017 to strengthen the fundamentals of AIG's General Insurance business. Any separation transaction, which is currently contemplated to include an initial disposition of up to a 19.9 percent interest in our Life and Retirement business, will be subject to the satisfaction of various conditions and approvals, including approval by the Board, receipt of insurance and other required regulatory approvals, and satisfaction of any applicable requirements of the U.S. Securities and Exchange Commission (SEC). The Board intends to accomplish the separation in a way that unlocks value for our shareholders and other stakeholders and establishes two strong, market-leading companies.

- **Planned initial disposition of up to 19.9% interest**
- **Seek to unlock value for shareholders and other stakeholders**
- **Made possible due to strengthening of General Insurance business since 2017**

No assurance can be given regarding the structure of the initial disposition of up to a 19.9 percent interest in the Life and Retirement business or the specific terms or timing thereof, or that a separation will in fact occur.

EXECUTION OF THOUGHTFUL, WELL-COORDINATED SUCCESSION PLAN

On October 26, 2020, AIG announced that Peter Zaffino would become President and Chief Executive Officer, Brian Duperreault would become Executive Chair and Douglas Steenland would become Lead Independent Director, in each case effective March 1, 2021. Mr. Zaffino also joined the Board on October 26, 2020. This transition reflects the execution of a thoughtful, well-coordinated Chief Executive Officer succession plan overseen by the Board with support from the Compensation and Management Resources Committee (CMRC) in consultation with the Chair of the Nominating and Corporate Governance Committee (NCGC). The Board determined that Mr. Zaffino was the right choice to become AIG's next Chief Executive Officer on the basis of the success he demonstrated as AIG's President and Global Chief Operating Officer and his leadership over the turnaround of AIG's General Insurance business as its Chief Executive Officer. Mr. Duperreault's extensive experience and established relationships with AIG's directors and stakeholders enable him to lead the Board in overseeing the company through the transition of a new Chief Executive Officer and major transformative transactions, including the separation of AIG's Life and Retirement business. Mr. Duperreault's term as Executive Chair will end on December 31, 2021, at which time he will become a non-officer employee of AIG for one year, providing assistance and advice to the extent requested by the Chief Executive Officer. Mr. Steenland leverages his extensive business experience and leadership to ensure continued robust, independent oversight of management by the independent directors.

2021 PRIORITIES

SEPARATION OF LIFE AND RETIREMENT BUSINESS FROM AIG

Pursue separation of Life and Retirement business from AIG in a manner intended to unlock value for shareholders and other stakeholders and establish two strong, market-leading companies

LEADERSHIP, CULTURE AND TALENT

Maintain focus on attracting, developing and retaining world-class employees; further promote diversity, equity and inclusion at all levels through continued support of robust employee resource and development programs and recruitment strategies

AIG 200

Continue progress on multi-year initiatives to support underwriting excellence, modernize our operating infrastructure, enhance user and customer experiences and become a more unified company

BUSINESS MIX & TARGETED GROWTH

Build on strategic portfolio improvement and product diversity by focusing on growing segments of our business that perform well and are aligned with our underwriting strategy

UNDERWRITING EXCELLENCE AND PRICING DISCIPLINE

Continue to enhance General Insurance portfolio rate adequacy through use of underwriting framework and guidelines and clear communication of risk appetite; continue long-standing disciplined approach in Life and Retirement with respect to product pricing and features

OPTIMIZE RISK MANAGEMENT

Optimize risk profile through disciplined underwriting, reinsurance programs and asset-liability management in the investment portfolio

CAPITAL MANAGEMENT

Maintain strong capitalization and financial flexibility for our businesses, implement a stand-alone capital structure for our Life and Retirement business and recapitalize AIG parent debt to create long-term shareholder value

COMPENSATION HIGHLIGHTS

The onset of the COVID-19 crisis and its collateral effects on the global economy in the first quarter of 2020 required the CMRC to pivot and adapt its approach to executive compensation to address AIG's changing priorities, while continuing to reinforce the importance of transformation initiatives.

Important aspects of our 2020 executive compensation framework remained consistent with the framework for 2019:

- Short-term incentive (STI) awards continued to be based on a combination of Business and Individual Performance Scores combined on a multiplicative basis, meaning if either element is zero, no STI award is earned;

- The Individual Performance Score component of STI awards continued to assess performance under four pillars—Financial, Strategic, Operational and Organizational—which reflect various important initiatives for AIG including employee engagement, well-being, and diversity, equity and inclusion;

- Long-term incentive (LTI) awards continued to be granted in a combination of performance share units (PSUs) (50%), stock options (25%) and restricted stock units (RSUs) (25%);

- 2020 PSUs continued to be subject to performance measures combining financial, operational and total shareholder return (TSR) metrics; and

- Performance requirements for the 2018 and 2019 PSUs granted to our named executives remained unchanged and the CMRC did not use discretion when adjudicating the performance of the 2018 PSU awards for our named executives.

However, other aspects of our 2020 program and some of the underlying details changed to align with our priority focus areas within the context of an uncertain operating environment as a result of the COVID-19 crisis:

- The Business Performance Score component of the 2020 STI plan was assessed on a company-wide basis rather than on a business unit basis, reflecting our enterprise-wide focus on liquidity, capital preservation and de-risking;

- Business unit accountability was maintained, but through the Financial pillar of our Individual Performance Score assessment in the STI plan in 2020;

- Overall business performance and business unit performance were assessed using a disciplined discretion framework that assessed quantifiable results against internal expectations with respect to AIG's capital and liquidity position and risk profile in the context of the COVID-19 crisis; and

- The 2020 PSUs granted as part of our LTI awards were subject to new performance metrics: Relative Tangible Book Value Per Common Share (BVPS)* growth, AIG 200 Cumulative Run-rate Net General Operating Expense (GOE) Savings* and TSR. Both BVPS and TSR will be measured on a relative basis, mitigating the need to calibrate long-term goals that might ultimately be too challenging or too easy to attain. The AIG 200 Cumulative Run-rate Net GOE Savings* goals were unchanged from those developed as part of AIG 200 when it was announced in 2019.

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

2020 CHIEF EXECUTIVE OFFICER COMPENSATION

The 2020 annual target total direct compensation opportunity and pay mix for Mr. Duperreault, our Chief Executive Officer during 2020, is set forth below.

	Annual Base Salary	Target Short-Term Incentive	Target Long-Term Incentive	Target Total Direct Compensation
Brian Duperreault *Chief Executive Officer**	$1,600,000	$4,500,000	$12,900,000	$19,000,000

*   Mr. Duperreault became Executive Chair, effective March 1, 2021.



2020 CEO ANNUAL TARGET TOTAL DIRECT COMPENSATION

Long-Term Equity Incentive **68%**
Stock Options **25%**
RSUs **25%**
PSUs **50%**

Base Salary **8%**
Short-Term Cash Incentive **24%**
At Risk Pay, Subject to Clawback: **92%**

LONG-TERM EQUITY INCENTIVE AWARD ALLOCATION



75% Performance Based
(50% PSUs; 25% Stock Options)

25% Time Based
(25% RSUs)

AIG's 2020 compensation programs and the Board and CMRC's 2020 compensation decisions, which are outlined in detail in under "Executive Compensation—Compensation Discussion and Analysis" beginning on page 52, balanced rewarding our named executives for their extraordinary leadership through the unprecedented COVID-19 crisis with taking into account the experience of our shareholders in a year of significant global market volatility. This was demonstrated in particular in the STI decisions made with respect to Mr. Duperreault, our Chief Executive Officer in 2020. In light of AIG's TSR relative to compensation peers in 2020, the CMRC and Mr. Duperreault determined that the Chief Executive Officer's 2020 STI award should be paid at target, notwithstanding AIG's successful navigation of the unprecedented COVID-19 crisis and Mr. Duperreault's efforts in executing a well-coordinated Chief Executive Officer succession process.

The Board and CMRC remain committed to executive compensation programs that attract, motivate, reward and incentivize highly qualified leaders as AIG continues its transformation to become a leading insurance franchise and a top performing company.

CORPORATE GOVERNANCE HIGHLIGHTS

BALANCED AND INDEPENDENT BOARD OF DIRECTORS

AIG strives to maintain a balanced and independent Board that is committed to representing the long-term interests of AIG's shareholders and has the substantial and diverse skills, experience and attributes necessary to provide strategic oversight of AIG's journey. The following table provides summary information about each of our thirteen director nominees. We are asking our shareholders to elect all thirteen director nominees during the Annual Meeting, to hold office until the next annual election and until their successors are duly elected and qualified or their earlier resignation. Each nominee is elected annually by a majority of votes cast.

Name	Age	Director Since	Occupation/Background	Independent	Other Public Boards	Current Board Committee Memberships[1]
James Cole, Jr.	52	2021	Chairman and Chief Executive Officer of The Jasco Group, LLC; Former Delegated Deputy Secretary of Education and General Counsel of the U.S. Department of Education	✓		(2)
W. Don Cornwell	73	2011	Former Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation		Natura &Co Holding S.A.; Viatris Inc.	(Chair)
Brian Duperreault	73	2017	Executive Chair of AIG			
John H. Fitzpatrick	64	2011	Former Secretary General of The Geneva Association; Former Chief Financial Officer, Head of the Life and Health Reinsurance Business Group and Head of Financial Services of Swiss Re			
William G. Jurgensen	69	2013	Former Chief Executive Officer of Nationwide Insurance	✓	Lamb Weston Holdings, Inc.	🔒 🏛 (Chair)
Christopher S. Lynch	63	2009	Former National Partner in Charge of Financial Services of KPMG LLP		Tenet Healthcare Corporation	(Chair)
Linda A. Mills	71	2015	Former Corporate Vice President of Operations of Northrop Grumman Corporation	✓	Navient Corporation	⏻ 🔍 👥 (Chair)
Thomas F. Motamed	72	2019	Former Chairman and Chief Executive Officer of CNA Financial Corporation		Kairos Acquisition Corp.	
Peter R. Porrino	64	2019	Former Executive Vice President and Chief Financial Officer of XL Group Ltd	✓		🔍 🔒 (Chair)
Amy L. Schioldager	58	2019	Former Senior Managing Director and Global Head of Beta Strategies at BlackRock, Inc.			
Douglas M. Steenland, *Lead Independent Director*	69	2009	Former President and Chief Executive Officer of Northwest Airlines Corporation	✓	American Airlines Group Inc.; Hilton Worldwide Holdings Inc.	(3)
Therese M. Vaughan	64	2019	Former Chief Executive Officer of the National Association of Insurance Commissioners; Executive in Residence and Former Visiting Distinguished Professor and Dean of the College of Business and Public Administration at Drake University		Verisk Analytics, Inc.; West Bancorporation, Inc.	
Peter S. Zaffino	54	2020	President and Chief Executive Officer of AIG			

(1) Committees of the Board (Board Committees)

🔍 Audit Committee

🔒 Risk and Capital Committee

👥 Compensation and Management Resources Committee

⏻ Technology Committee

🏛 Nominating and Corporate Governance Committee

(2) Mr. Cole has been appointed to serve as a member of the Audit and Technology Committees, effective March 31, 2021.

(3) Mr. Steenland, as Lead Independent Director, is an *ex-officio*, non-voting member of all Board Committees.

We believe our nominees' diverse and complementary skills, experience and attributes promote a well-functioning, highly qualified and independent Board. AIG has undertaken significant Board refreshment in recent years to ensure that the directors are positioned to provide strategic guidance to AIG as we continue our journey to becoming a top performing company.

DIRECTOR NOMINEE SKILLS, EXPERIENCE AND ATTRIBUTES



Regulatory / Government
Significant experience working in highly regulated industries and/or as a regulator or other government official
13

Business Transformation / Restructuring
Experience leading or overseeing long-term business transformations, corporate restructurings or significant M&A transactions
12

Executive Leadership
Experience in a significant leadership position, such as a chief executive officer, chief financial officer or other senior leadership role
12

Financial Reporting / Accounting
Experience with financial reporting, accounting or auditing processes and standards
12

Risk Management
Experience with the identification, assessment and oversight of risk management programs and practices
11

Insurance
Significant experience working in or related to the insurance industry
8

Financial Services
Experience in the non-insurance financial services industry, including banking, lending, investments, asset management and financial markets
6

Global Perspective
Significant experience managing or overseeing an international business and/or working or living in countries outside of the U.S.
6

Diversity
Representation of racial, gender, ethnic, national origin and cultural diversity based on self-identification
5

Technology / Cyber
Knowledge of or experience with technology, cybersecurity and related issues and risks
3

Skills And Experience	Cole	Cornwell	Duperreault	Fitzpatrick	Jurgensen	Lynch	Mills	Motamed	Porrino	Schioldager	Steenland	Vaughan	Zaffino
Regulatory / Government	●	●	●	●	●	●	●	●	●	●	●	●	●
Business Transformation / Restructuring	●	●	●		●	●	●	●	●	●	●	●	●
Executive Leadership	●	●	●	●	●	●	●	●	●		●	●	●
Financial Reporting / Accounting		●	●	●	●	●	●	●	●	●	●	●	●
Risk Management	●	●	●		●		●	●	●	●	●	●	●
Insurance			●	●	●	●		●	●			●	●
Financial Services	●	●		●	●	●				●			
Global Perspective			●	●			●		●	●			●
Technology / Cyber	●						●			●			
Diversity (Self-Identified)													
Gender (Male / Female)	M	M	M	M	M	M	F	M	M	F	M	F	M
African American / Black	●	●											
White / Caucasian			●	●	●	●	●	●	●	●	●	●	●



TENURE

>7 years
5 Director Nominees
0-3 years
6 Director Nominees
Average:
5 Years
4-7 years
2 Director Nominees

GENDER DIVERSITY

23%
Women
Women
3 Director Nominees
Men
10 Director Nominees

RACIAL/ETHNIC DIVERSITY

15%
Racially/ Ethnically Diverse
African American/ Black
2 Director Nominees
White/ Caucasian
11 Director Nominees

ROBUST CORPORATE GOVERNANCE PRACTICES

AIG's robust corporate governance policies and practices promote Board effectiveness and accountability to our shareholders.

Independent, Diverse and Qualified Board	• All directors are independent except for our Chief Executive Officer and our Executive Chair
	• All Board Committee members are independent
	• Lead Independent Director role has clearly defined responsibilities and oversees meeting materials, agendas and schedules
	• Independent directors meet in executive session in conjunction with each regularly scheduled Board meeting
	• Three of AIG's independent director nominees are women and two are ethnically and/or racially diverse
	• The NCGC continuously reviews the composition of our Board, taking into consideration the skills, experience and attributes of the existing directors, both individually and as a group
Effective Board Policies and Practices	• Directors' interests are aligned with those of our shareholders through robust director stock ownership requirements
	• The Board, through the NCGC, conducts annual evaluations of the Board, the Lead Independent Director and other individual directors, and all Board Committees conduct annual self-evaluations
	• No director attending less than 75 percent of meetings for two consecutive years will be re-nominated
	• Directors generally may not stand for election after reaching age 75
	• All directors may contribute to the agenda for Board meetings
	• All directors are prohibited from serving on more than three other public company boards with additional restrictions for AIG's Chief Executive Officer and directors who are executive officers of other public companies
	• Board Committee Chair positions generally rotate every five years to ensure diverse perspectives
Strong Shareholder Rights Hold Board Accountable	• Directors are elected annually by a majority of votes cast (in uncontested elections)
	• AIG's amended and restated by-laws (By-laws) include a proxy access right for shareholders
	• AIG's By-laws provide shareholders the ability to call a special meeting at appropriate levels
	• AIG has an extensive shareholder engagement program with participation by independent directors
Key Matters Overseen by the Board	• The Board oversees robust management succession planning, with support from the CMRC, in consultation with the Chair of the NCGC
	• The Board, through the CMRC, oversees diversity, equity and inclusion matters and monitors AIG's progress on related initiatives
	• The Board, through the NCGC, oversees sustainability, including climate-related issues, corporate social responsibility and lobbying and public policy matters
	• The Board provides strong risk management oversight, including through the Risk and Capital Committee, Audit Committee and other Board Committees
	• The Board, through the Technology Committee, oversees AIG's cybersecurity risks, policies, controls and procedures

Proposal 1—Election of Directors

Proposal 1— Election of Directors	**What am I voting on?** We are asking shareholders to elect thirteen directors to hold office until the next annual election. **Voting Recommendation** ✔ **FOR** the election of each director nominee. The Board believes that, if elected, the nominees will continue to provide effective oversight of AIG's business and continue to advance our shareholders' interests by drawing upon their collective qualifications, skills, experience and attributes, as summarized on pages 10-11 and below.

AIG's Board currently consists of fourteen directors. All directors serve a one-year term. Mr. Miller is not standing for re-election and is retiring from the Board at the Annual Meeting because he has reached the age of 75, which is the general retirement age under AIG's Corporate Governance Guidelines. The Board would like to thank Mr. Miller, whose term will end at the Annual Meeting, for his service and valuable contribution as a director. We are asking our shareholders to re-elect the remaining thirteen directors at the Annual Meeting, to hold office until the next annual election and until their successors are duly elected and qualified or their earlier resignation.

- **Thirteen director nominees**
- **All independent other than Chief Executive Officer and Executive Chair**
- **Elected by majority of votes cast**
- **One year terms**

It is the intention of the persons named in the accompanying form of proxy to vote for the election of the nominees. All of the nominees are currently members of AIG's Board. It is not expected that any of the nominees will become unavailable for election as a director, but if any should become unavailable prior to the Annual Meeting, proxies will be voted for such other persons as the persons named in the accompanying form of proxy may determine in their discretion. Alternatively, the Board may reduce its size.

Directors will be elected by a majority of the votes cast by the shareholders of AIG's common stock, which votes are cast either "for" or "against" election. Pursuant to AIG's By-laws and Corporate Governance Guidelines, each nominee has submitted to the Board an irrevocable resignation from the Board that would become effective upon (1) the failure of such nominee to receive the required vote at the shareholder meeting and (2) Board acceptance of such resignation. In the event that a nominee fails to receive the required vote, the NCGC will then make a recommendation to the Board on the action to be taken with respect to the resignation. The Board will accept such resignation unless the NCGC recommends, and the Board determines, that the best interests of AIG and its shareholders would not be served by doing so.

Below are biographies of each of the nominees for director, including the principal occupation or affiliation and public company directorships held by each nominee during the past five years. We believe our director nominees have the right mix of skills, experience and attributes and background to provide strategic guidance to AIG, particularly as the Board oversees AIG through its continued transformation to becoming a top performing insurance company. For additional details on the Board's approach to Board composition and refreshment, see "Corporate Governance—Board Composition and Refreshment."

RECOMMENDATION

Your Board of Directors unanimously recommends a vote **FOR** this resolution.



Director since: 2021

Age: 52

Committees:

- Audit*
- Technology*

Other Directorships:

- None

* Effective March 31, 2021

JAMES COLE, JR.

Chairman and Chief Executive Officer of The Jasco Group, LLC; Former Delegated Deputy Secretary of Education and General Counsel of the U.S. Department of Education

CAREER HIGHLIGHTS

Mr. Cole founded and has been Chairman and Chief Executive Officer of The Jasco Group, LLC, a multidimensional investment management firm, since January 2017. He previously served at the U.S. Department of Education as Delegated Deputy Secretary of Education and General Counsel from January 2016 to January 2017, General Counsel, a U.S. Senate confirmed seat, from December 2014 to January 2017, and Senior Advisor to the Secretary from August 2014 to December 2014. As Deputy Secretary, Mr. Cole served as the chief operating officer of the Department of Education and oversaw a broad range of operational, management, policy, legal and program functions. From November 2011 to August 2014, Mr. Cole served as Deputy General Counsel of the U.S. Department of Transportation. Prior to joining the Department of Transportation, Mr. Cole was a corporate law partner at Wachtell, Lipton, Rosen & Katz, with a primary focus on Mergers & Acquisitions and Corporate Governance. Mr. Cole began his career as a financial analyst at GE Capital Corporation.

KEY EXPERIENCE AND QUALIFICATIONS

In light of Mr. Cole's considerable public policy and government experience, as well as his professional experience as a corporate lawyer advising on strategic transactions and corporate governance matters, AIG's Board has concluded that Mr. Cole should be re-elected to the Board.



Director since: 2011

Age: 73

Board Committees:

- Compensation and Management Resources (Chair)
- Nominating and Corporate Governance

Other Directorships:

- Current: Natura &Co Holding S.A.; Viatris Inc.
- Former (past 5 years) Pfizer Inc.; Avon Products, Inc.

W. DON CORNWELL

Former Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation

CAREER HIGHLIGHTS

Mr. Cornwell is the former Chairman of the Board and Chief Executive Officer of Granite Broadcasting Corporation, which he founded in 1988, serving from 1988 until his retirement in August 2009, and Vice Chairman until December 2009. Mr. Cornwell spent 17 years at Goldman, Sachs & Co. where he served as Chief Operating Officer of the Corporate Finance Department from 1980 to 1988 and Vice President of the Investment Banking Division from 1976 to 1988.

KEY EXPERIENCE AND QUALIFICATIONS

In light of Mr. Cornwell's experience in significant finance and strategic business transformations, as well as his professional experience across the financial services industry, AIG's Board has concluded that Mr. Cornwell should be re-elected to the Board.



Director since: 2017

Age: 73

Other Directorships:

- Former (past 5 years): Johnson Controls International plc (formerly Tyco International, plc)

BRIAN DUPERREAULT

Executive Chair of AIG

CAREER HIGHLIGHTS

Mr. Duperreault has been the Executive Chair of AIG's Board since March 1, 2021. He previously served as AIG's Chief Executive Officer since May 2017, when he also joined the Board of Directors. He also served as AIG's President from May 2017 until January 2020. Previously, Mr. Duperreault was the Chief Executive Officer of Hamilton Insurance Group, Ltd., a Bermuda-based holding company of property and casualty insurance and reinsurance operations in Bermuda, the U.S. and the U.K., from December 2013 to May 2017, and served as Chairman of Hamilton Insurance Group, Ltd. from February 2016 to May 2017. He served as President and Chief Executive Officer of Marsh & McLennan Companies, Inc. from February 2008 until his retirement in December 2012. Before joining Marsh & McLennan Companies, he served as non-executive Chairman of ACE Limited from 2006 until 2008, as Chairman of the Board from 2004 to 2006, as Chairman and Chief Executive Officer from 1999 to 2004, and as Chairman, President and Chief Executive Officer from 1994 to 1999. Prior to joining ACE, Mr. Duperreault served in various senior executive positions with AIG and its affiliates from 1973 to 1994.

KEY EXPERIENCE AND QUALIFICATIONS

In light of Mr. Duperreault's deep experience in the insurance industry, his history with AIG and his management of large, complex, international institutions, AIG's Board has concluded that Mr. Duperreault should be re-elected to the Board.



Director since: 2011

Age: 64

Board Committees:

- Audit
- Technology

Other Directorships:

- None

JOHN H. FITZPATRICK

Former Secretary General of The Geneva Association; Former Chief Financial Officer, Head of the Life and Health Reinsurance Business Group and Head of Financial Services of Swiss Re

CAREER HIGHLIGHTS

Mr. Fitzpatrick has been Chairman of Oak Street Management Co., LLC, an insurance/management consulting company, and Oak Family Advisors, LLC, a registered investment advisor, since 2010. He was Chairman of White Oak Global Advisors LLC, an asset management firm lending to small- and medium-sized companies, from September 2015 to September 2017. In 2014, Mr. Fitzpatrick completed a two-year term as Secretary General of The Geneva Association. From 2006 to 2010, he was a partner at Pension Corporation and a director of Pension Insurance Corporation Ltd. From 1998 to 2006, Mr. Fitzpatrick was a member of Swiss Re's Executive Board Committee and served at Swiss Re as Chief Financial Officer, Head of the Life and Health Reinsurance Business Group and Head of Financial Services. From 1996 to 1998, Mr. Fitzpatrick was a partner in insurance private equity firms sponsored by Zurich Financial Services, Credit Suisse and Swiss Re. From 1990 to 1996, Mr. Fitzpatrick served as the Chief Financial Officer and a Director of Kemper Corporation. Mr. Fitzpatrick is a Certified Public Accountant and a Chartered Financial Analyst.

KEY EXPERIENCE AND QUALIFICATIONS

In light of Mr. Fitzpatrick's broad experience in the insurance, reinsurance and financial services industries, as well as his professional experience in insurance policy and regulation, AIG's Board has concluded that Mr. Fitzpatrick should be re-elected to the Board.



Director since: 2013

Age: 69

Board Committees:

- Risk and Capital (Chair)
- Nominating and Corporate Governance

Other Directorships:

- Current: Lamb Weston Holdings, Inc.
- Former (past 5 years): Conagra Foods, Inc.

WILLIAM G. JURGENSEN

Former Chief Executive Officer of Nationwide Insurance

CAREER HIGHLIGHTS

Mr. Jurgensen is the former Chief Executive Officer of Nationwide Mutual Insurance Company and Nationwide Financial Services, Inc., serving from May 2000 to February 2009. During this time, he also served as director and Chief Executive Officer of several other companies within the Nationwide enterprise. Prior to his time in the insurance industry, he spent 27 years in the commercial banking industry. Before joining Nationwide, Mr. Jurgensen was an Executive Vice President with BankOne Corporation (now a part of JPMorgan Chase & Co.) where he was responsible for corporate banking products, including capital markets, international banking and cash management. He managed the merger integration between First Chicago Corporation and NBD Bancorp, Inc. and later was Chief Executive Officer for First Card, First Chicago's credit card subsidiary. At First Chicago, he was responsible for retail banking and began his career there as Chief Financial Officer in 1990. Mr. Jurgensen started his banking career at Norwest Corporation (now a part of Wells Fargo & Company) in 1973.

KEY EXPERIENCE AND QUALIFICATIONS

In light of Mr. Jurgensen's deep experience in insurance, financial services and his executive experience managing a large, complex, institution, AIG's Board has concluded that Mr. Jurgensen should be re-elected to the Board.



Director since: 2009

Age: 63

Board Committees:

- Nominating and Corporate Governance (Chair)
- Audit
- Risk and Capital

Other Directorships:

- Current: Tenet Healthcare Corporation
- Former (past 5 years): Federal Home Loan Mortgage Corporation

CHRISTOPHER S. LYNCH

Former National Partner in Charge of Financial Services of KPMG LLP

CAREER HIGHLIGHTS

Mr. Lynch has been an independent consultant since 2007, providing a variety of services to public and privately held companies, including enterprise strategy, corporate restructuring, risk management, governance, financial accounting and regulatory reporting, and troubled-asset management. Prior to that, Mr. Lynch was the former National Partner in Charge of KPMG LLP's Financial Services Line of Business. He held a variety of positions with KPMG over his 29-year career, including chairing KPMG's Americas Financial Services Leadership team and being a member of the Global Financial Services Leadership and the U.S. Industries Leadership teams. Mr. Lynch was an audit signing partner under the Sarbanes-Oxley Act of 2002 and served as lead or client service partner for some of KPMG's largest financial services clients. He also served as a Partner in KPMG's National Department of Professional Practice and as a Practice Fellow at the Financial Accounting Standards Board. Mr. Lynch is a member of the Audit Committee Chair Advisory Council of the National Association of Corporate Directors and a former member of the Advisory Board of the Stanford Institute for Economic Policy Research.

KEY EXPERIENCE AND QUALIFICATIONS

In light of Mr. Lynch's extensive experience in finance, accounting and strategic business transformations, as well as his professional experience across the financial services industry, AIG's Board has concluded that Mr. Lynch should be re-elected to the Board.



Director since: 2015

Age: 71

Board Committees:

- Technology (Chair)
- Audit
- Compensation and Management Resources

Other Directorships:

- Current: Navient Corporation

LINDA A. MILLS

Former Corporate Vice President of Operations of Northrop Grumman Corporation

CAREER HIGHLIGHTS

Ms. Mills is the former Corporate Vice President of Operations for Northrop Grumman Corporation, with responsibility for operations, including risk management, engineering and information technology. During her 12 years with Northrop Grumman, from 2002 to 2015, Ms. Mills held a number of operational positions, including Corporate Vice President and President of Information Systems and Information Technology sectors; President of the Civilian Agencies Group; and Vice President of Operations and Process in the firm's Information Technology Sector. Prior to joining Northrop Grumman, Ms. Mills was Vice President of Information Systems and Processes at TRW, Inc. She began her career as an engineer at Bell Laboratories, Inc.

KEY EXPERIENCE AND QUALIFICATIONS

In light of Ms. Mills' in-depth experience with large and complex, international operations, risk management, information technology and cybersecurity, and her prior management of a significant line of business at Northrop Grumman, AIG's Board has concluded that Ms. Mills should be re-elected to the Board.



Director since: 2019

Age: 72

Board Committees:

- Compensation and Management Resources
- Risk and Capital

Other Directorships:

- Current: Kairos Acquisition Corp.
- Former (past 5 years): CNA Financial Group; Verisk Analytics, Inc.

THOMAS F. MOTAMED

Former Chairman and Chief Executive Officer of CNA Financial Corporation

CAREER HIGHLIGHTS

Mr. Motamed was Chairman and Chief Executive Officer of CNA Financial Corporation, an insurance holding company, from 2009 to 2016. Prior to CNA, Mr. Motamed spent 31 years at The Chubb Corporation, an insurance company, where he began his career as a claims trainee and rose to Vice Chairman and Chief Operating Officer. He is a past Chairman of the Insurance Information Institute and is Chair Emeritus for Adelphi University.

KEY EXPERIENCE AND QUALIFICATIONS

In light of Mr. Motamed's deep experience in insurance, risk management and management of insurance organizations, AIG's Board has concluded that Mr. Motamed should be re-elected to the Board.



Director since: 2019

Age: 64

Board Committees:

- Audit (Chair)
- Risk and Capital

Other Directorships:

- None

PETER R. PORRINO

Former Executive Vice President and Chief Financial Officer of XL Group Ltd

CAREER HIGHLIGHTS

Mr. Porrino is the former Executive Vice President and Chief Financial Officer of XL Group Ltd, a global insurance and reinsurance company, a role which he held from 2011 to 2017. He was Senior Advisor to the Chief Executive Officer at XL Group from 2017 to 2018. Prior to joining XL Group, Mr. Porrino served as the Global Insurance Industry Leader at Ernst & Young LLP from 1999 through 2011, where he was responsible for Ernst & Young's Americas and Global insurance industry practices and served as the lead partner on Ernst & Young's largest insurance account until his departure. Prior to Ernst & Young, Mr. Porrino served as President and Chief Executive Officer of Consolidated International Group and as Chief Financial Officer and Chief Operating Officer of Zurich Re Centre, a subsidiary of Zurich Insurance Group focused on property and casualty reinsurance. Mr. Porrino began his career as an auditor at Ernst & Young.

KEY EXPERIENCE AND QUALIFICATIONS

In light of Mr. Porrino's considerable professional experience related to the global insurance industry, as well as his experience in finance, accounting and risk management, AIG's Board has concluded that Mr. Porrino should be re-elected to the Board.



Director since: 2019

Age: 58

Board Committees:

- Audit
- Nominating and Corporate Governance
- Technology

Other Directorships:

- None

AMY L. SCHIOLDAGER

Former Senior Managing Director and Global Head of Beta Strategies at BlackRock, Inc.

CAREER HIGHLIGHTS

Ms. Schioldager is the former Senior Managing Director and Global Head of Beta Strategies at BlackRock, Inc., a global investment management corporation. In this role, which she held from 2006 to 2017, Ms. Schioldager was responsible for managing the Index Equity business across seven global offices. During her more than 25 years at BlackRock, Ms. Schioldager held various other leadership positions and also served as a member of the Global Executive Committee from 2012 to 2017 and Vice Chair of the Corporate Governance Committee from 2008 to 2015. She also founded and led BlackRock's Women's Initiative.
Ms. Schioldager began her career as a fund accountant at Wells Fargo Investment Advisors.

KEY EXPERIENCE AND QUALIFICATIONS

In light of Ms. Schioldager's broad experience in corporate governance, technology and managing international businesses, as well as her professional experience in investments, global asset management and financial services, AIG's Board has concluded that Ms. Schioldager should be re-elected to the Board.



Director since: 2009

Age: 69

Board Committees:

- As Lead Independent Director, Mr. Steenland is an *ex-officio*, non-voting member of all Board Committees

Other Directorships:

- Current: American Airlines Group Inc.; Hilton Worldwide Holdings Inc.

- Former (past 5 years): Performance Food Group Company; Travelport Worldwide Limited

DOUGLAS M. STEENLAND

Former President and Chief Executive Officer of Northwest Airlines Corporation

CAREER HIGHLIGHTS

Mr. Steenland is the former Chief Executive Officer of Northwest Airlines Corporation, serving from 2004 to 2008, and President, serving from 2001 to 2004. Prior to that, he served in a number of Northwest Airlines executive positions after joining Northwest Airlines in 1991, including Executive Vice President, Chief Corporate Officer and Senior Vice President and General Counsel. Mr. Steenland retired from Northwest Airlines upon its merger with Delta Air Lines, Inc. Prior to joining Northwest Airlines, Mr. Steenland was a senior partner at a Washington, D.C. law firm that is now part of DLA Piper.

KEY EXPERIENCE AND QUALIFICATIONS

In light of Mr. Steenland's notable experience in managing a large, complex institution and his experience in strategic business transformations, AIG's Board has concluded that Mr. Steenland should be re-elected to the Board.



Director since: 2019

Age: 64

Board Committees:

- Compensation and Management Resources

- Risk and Capital

Other Directorships:

- Current: Verisk Analytics, Inc.; West Bancorporation, Inc.

- Former (past 5 years): Validus Holdings, Ltd.

THERESE M. VAUGHAN

Former Chief Executive Officer of the National Association of Insurance Commissioners; Executive in Residence and Former Visiting Distinguished Professor and Dean of the College of Business and Public Administration at Drake University

CAREER HIGHLIGHTS

Ms. Vaughan is currently an Executive in Residence at Drake University, where she was previously the Robb B. Kelley Visiting Distinguished Professor of Insurance and Actuarial Science from 2017 to 2019 and served as the Dean of the College of Business and Public Administration from 2014 to 2017. From 2009 to 2012, she served as the Chief Executive Officer of the National Association of Insurance Commissioners (NAIC). During her time at NAIC, Ms. Vaughan also served as a member of the Executive Committee of the International Association of Insurance Supervisors and the steering committee for the U.S./E.U. Insurance Dialogue Project. In 2012, she chaired the Joint Forum, a Basel, Switzerland-based group of banking, insurance, and securities supervisors. Additionally, Ms. Vaughan was the first female Insurance Commissioner for the State of Iowa, a role which she held for over ten years.

KEY EXPERIENCE AND QUALIFICATIONS

In light of Ms. Vaughan's considerable experience in the insurance industry as well as her professional experience in insurance regulation, education, research and corporate governance, AIG's Board has concluded that Ms. Vaughan should be re-elected to the Board.



Director since: 2020

Age: 54

Other Directorships:

- None

PETER ZAFFINO

President and Chief Executive Officer of AIG

CAREER HIGHLIGHTS

Peter Zaffino has been AIG's Chief Executive Officer since March 1, 2021 and joined AIG's Board in October 2020. He joined AIG in July 2017 as Executive Vice President—Global Chief Operating Officer and was also appointed Chief Executive Officer, General Insurance in November 2017 and President of AIG in January 2020. Prior to joining AIG, he served in various executive roles at Marsh & McLennan Companies, Inc., a global professional services firm, including as Chief Executive Officer of Marsh, LLC from 2011 to 2017 and as Chairman for the Risk and Insurance Services segment of Marsh & McLennan Companies from 2015 to 2017. Prior to that, Mr. Zaffino served as President and Chief Executive Officer of Guy Carpenter, a risk and insurance-focused subsidiary of Marsh & McLennan Companies. Prior to joining Guy Carpenter, he held several senior positions, most recently serving in an executive role with a GE Capital portfolio company that specialized in alternative risk insurance and reinsurance.

KEY EXPERIENCE AND QUALIFICATIONS

In light of Mr. Zaffino's significant experience in the insurance industry, including his leadership of the turnaround of AIG's General Insurance business, AIG's Board has concluded that Mr. Zaffino should be re-elected to the Board.

Corporate Governance

OUR CORPORATE GOVERNANCE PRACTICES

The AIG Board is committed to good corporate governance. Our strong corporate governance policies and practices are set forth in our Amended and Restated Certificate of Incorporation, By-laws, Corporate Governance Guidelines and Board Committee Charters, among other documents. AIG's Board regularly reviews these corporate governance documents and makes modifications from time to time based on corporate governance developments and shareholder feedback to ensure continued effectiveness.

What we do:

✔ The NCGC continuously reviews the composition of the Board to ensure the Board has the substantial and diverse skills, experience and attributes necessary to evaluate and oversee AIG's strategy and performance

✔ Directors are elected annually by a majority of votes cast (in uncontested elections)

✔ All directors are independent except for our Chief Executive Officer and our Executive Chair, and independent directors meet in executive session in conjunction with each regularly scheduled Board meeting

✔ All Board Committee members are independent

✔ Lead Independent Director role has clearly defined responsibilities and oversees meeting materials, agendas and schedules

✔ Directors' interests are aligned with those of our shareholders through robust stock ownership requirements

✔ The Board, through the NCGC, conducts annual evaluations of the Board, the Lead Independent Director and other individual directors, and all Board Committees conduct annual self-evaluations

✔ All directors may contribute to the agenda for Board meetings

✔ Corporate Governance Guidelines include sound policy on directors' service on other public company boards

✔ Board Committee structure organized around key strategic issues and designed to facilitate dialogue and efficiency

✔ The Board, with support from the Board Committees, oversees key matters, including robust management succession planning; diversity, equity and inclusion; sustainability (including climate-related issues), corporate social responsibility and lobbying and public policy matters; risk management; and cybersecurity

✔ Extensive shareholder engagement program with participation by independent directors

✔ By-laws include a proxy access right for shareholders

✔ By-laws provide shareholders the ability to call a special meeting at appropriate levels

What we don't do:

x Any director attending less than 75% of meetings for two consecutive years will not be re-nominated

x Directors generally may not stand for election after reaching age 75

x Board Committee Chairs generally do not serve for longer than a five-year term

x No supermajority voting requirements in charter or By-laws

x Directors may not serve on more than three other public company boards with additional restrictions for AIG's Chief Executive Officer and directors who are executive officers of other public companies

DIRECTOR INDEPENDENCE

AIG aims to maintain a balanced and independent Board that is committed to representing the long-term interests of AIG's shareholders and has the substantial and diverse expertise necessary to oversee AIG's strategic and business planning as well as management's approach to addressing significant risks and challenges facing AIG.

- **All directors independent other than Chief Executive Officer and Executive Chair**
- **Lead Independent Director**

DIRECTOR INDEPENDENCE ASSESSMENT

The Board, on the recommendation of the NCGC, determined that each of AIG's eleven independent director nominees—Mss. Mills, Schioldager and Vaughan and Messrs. Cole, Cornwell, Fitzpatrick, Jurgensen, Lynch, Motamed, Porrino and Steenland—are independent under the New York Stock Exchange (NYSE) listing standards. Messrs. Duperreault and Zaffino are the only director nominees who hold AIG management positions and, therefore, are not independent directors. Mr. Miller, who is not standing for re-election to the Board, and Ms. Nora Johnson, who did not stand for re-election at the 2020 Annual Meeting, were also determined by the Board, on the recommendation of the NCGC, to be independent under the NYSE listing standards for the period that they served on the Board.

In making the independence determinations, the NCGC and the Board considered relationships arising from: (1) in the case of certain directors, contributions by AIG to charitable organizations with which they are affiliated; (2) in the case of certain directors, investments and insurance products AIG provides to them and/or entities they are affiliated with in the ordinary course of business and on the same terms made available to third parties; and (3) in the case of Mr. Lynch, the employment of his son by AIG. None of these relationships exceeded the thresholds set forth in the NYSE listing standards.

BOARD LEADERSHIP STRUCTURE

AIG's Corporate Governance Guidelines provide the Board with flexibility to select the appropriate leadership structure for the company. The Board regularly reviews its leadership structure, taking into account many factors, including the specific needs of AIG and its businesses, corporate governance best practices, shareholder feedback and succession planning. The Board believes it is in the best interests of AIG and our shareholders to retain this flexibility in determining the appropriate leadership structure, recognizing that different structures may be appropriate in different circumstances.

- **Flexible leadership structure reviewed regularly**
- **New leadership structure created in 2021, consistent with thoughtful, well-coordinated succession plan**

LEADERSHIP TRANSITION IN 2021

Effective March 1, 2021, in connection with the execution of AIG's thoughtful, well-coordinated Chief Executive Officer succession plan, the Board created a new leadership structure for the company. Mr. Duperreault became our newly appointed Executive Chair upon stepping down as AIG's Chief Executive Officer; Mr. Zaffino succeeded Mr. Duperreault as the new Chief Executive Officer; and Mr. Steenland, who previously served as our Independent Chair, took on our newly created Lead Independent Director role. The Board believes this current leadership structure is in the best interests of AIG and its shareholders. With Mr. Duperreault in the Executive Chair role, AIG continues to leverage his significant industry expertise and effective working relationship with the Board to focus the Board's attention on strategic matters and facilitate effective communication between the Board and management. Mr. Duperreault's term as Executive Chair will end on December 31, 2021, at which time he will become a non-officer employee of AIG for one year, providing assistance and advice to the extent requested by the Chief Executive Officer. Mr. Zaffino, who became a director in October 2020, will also serve as a bridge between the Board and management while focusing on developing and implementing AIG's business initiatives. In a Lead Independent Director role with clearly defined responsibilities, Mr. Steenland continues to ensure robust independent oversight of the company by the Board. The Board is confident that AIG has the right team to lead AIG through the next phase of our journey.

LEAD INDEPENDENT DIRECTOR ROLE

In his role as Lead Independent Director, Mr. Steenland has clearly defined duties as set forth in our Corporate Governance Guidelines, including:

- Calling, setting the agenda for and chairing periodic executive sessions and meetings of the independent directors;

- Consulting on and approving, in consultation with the Executive Chair and Chief Executive Officer, the agendas for and the scheduling of meetings of the Board;

- Chairing meetings of the Board in the absence of the Executive Chair;

- Serving as a liaison between the Executive Chair and the independent directors;

- Reviewing and approving, in consultation with the Executive Chair, the quality, quantity, appropriateness and timeliness of information provided to the Board;

- Communicating with shareholders, stakeholders, and government officials in consultation with the Executive Chair and Chief Executive Officer; and

- Conferring regularly with the Executive Chair on matters of importance that may require action or oversight by the Board.

The Board believes that its leadership structure is well-aligned with the current needs of AIG and its shareholders. Mr. Duperreault's extensive experience and established relationships with AIG's directors and stakeholders will enable him to lead the Board in overseeing the company through the transition to a new Chief Executive Officer and major transformative transactions, including the separation of AIG's Life and Retirement business. Mr. Steenland will leverage his extensive business experience and leadership to ensure continued robust, independent oversight of management by the independent directors.

BOARD EFFECTIVENESS

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS

The Board considers director attendance at Board and Board Committee meetings an essential duty of a director. As a result, AIG's Corporate Governance Guidelines provide that any director who, for two consecutive calendar years, attends fewer than 75 percent of the total regular meetings of the Board and the meetings of all Board Committees of which such director is a voting member will not be nominated for re-election at the annual meeting in the next succeeding calendar year, absent special circumstances that may be taken into account by the Board and the NCGC in making its recommendations to the Board.

- **12 Board meetings and 30 Board Committee meetings during 2020**

- **Executive sessions at all regularly scheduled Board meetings**

- **All directors attended at least 75% of relevant Board and Board Committee meetings**

There were 12 meetings of the Board during 2020. The independent directors meet in executive session, without the Chief Executive Officer present, in conjunction with each regularly scheduled Board meeting. Mr. Steenland, in his prior role as Chair of the Board, presided at the executive sessions. There were a total of 30 meetings of the Board Committees during 2020. For 2020, all of the directors attended at least 75 percent of the aggregate of all meetings of the Board and of the Board Committees on which they served.

Pursuant to AIG's Corporate Governance Guidelines, all directors are generally expected to attend the Annual Meeting. All directors who stood for election at the 2020 Annual Meeting attended the 2020 Annual Meeting.

DIRECTOR AND BOARD ACCOUNTABILITY AND EVALUATIONS

The Board believes that self-evaluations of the Board, the Board Committees and individual directors are important elements of corporate governance and essential to ensure a well-functioning Board. Pursuant to AIG's Corporate Governance Guidelines, the Board, acting through the NCGC and under the general oversight of the Lead Independent Director and Executive Chair, conducts an annual self-evaluation and an evaluation of each member of the Board. Throughout the year, each standing Board Committee also conducts its own annual self-evaluation.

BOARD QUESTIONNAIRE

Anonymous written questionnaire distributed to directors solicits responses in four key areas:

- Board performance
- Lead Independent Director performance
- Committee performance
- Peer director performance

INDIVIDUAL DIRECTOR INTERVIEWS

The Lead Independent Director and/or the Chair of the Nominating and Corporate Governance Committee conduct individual meetings with the directors to solicit additional feedback

BOARD SUMMARY AND COLLECTIVE DISCUSSION

Results from the anonymous questionnaire and individual director interviews are synthesized and form the basis for a robust discussion in executive session

FEEDBACK INCORPORATED

Actions taken in response to feedback from past Board evaluations include:

- Further aligned Board and Board Committee meeting agendas with strategic initiatives and important business issues
- Streamlined meeting materials to allow the Board to focus on key areas of oversight
- Engaged in significant Board succession planning and refreshment actions
- Continued to evolve the Board evaluation process

BOARD COMPOSITION AND REFRESHMENT

Balanced and effective Board composition, supplemented by a thoughtful approach to refreshment, is a priority for AIG. The selection of a qualified group of directors with an appropriate mix of skills, experience and attributes is essential to the Board's successful oversight of AIG's complex business, particularly as the Board provides strategic oversight of AIG's journey. The Board manages Board composition and refreshment with significant support from the NCGC.

The NCGC continuously reviews the composition of our Board, taking into consideration the characteristics of the existing directors, both individually and as a group. The NCGC considers Board refreshment in light of various factors, including expected director departures, the Board's mix and interplay of skills, experience and attributes, including diversity, and individual director performance.

DIRECTOR RECRUITMENT PROCESS

The NCGC has a robust director recruitment process. New director candidates are identified through various channels, including third-party search firms, other directors, shareholders and members of management. Once a candidate has been identified, the NCGC conducts a rigorous review, taking into consideration the criteria set forth in AIG's Corporate Governance Guidelines, including:

- skill, expertise, diversity, background, and experience with businesses and other organizations that the Board deems relevant;
- the contribution represented by the individual's skills, experience and attributes to ensuring that the Board has the necessary tools to perform its oversight function effectively;
- the interplay of the individual's experience with the experience of other Board members;
- high personal and professional ethics, values and integrity;
- ability to work together as part of an effective, collegial group;
- ability and willingness to commit adequate time to AIG over an extended period of time;
- commitment to representing the long-term interests of AIG; and
- the extent to which the individual would otherwise be a desirable addition to the Board and any Board Committees.

Following this review, the NCGC recommends potential directors to the full Board for approval of their appointment or election by our shareholders.

The NCGC oversaw the identification, recruitment and review of Mr. Cole, who was appointed to our Board in 2021. Mr. Cole was identified and recommended to the NCGC by our Chief Executive Officer and Executive Chair. The NCGC retained a global search firm to interview Mr. Cole and compile information about his attributes, experience, skills and independence to help them assess his suitability for our Board. Mr. Cole brings considerable experience in public policy and government and is a seasoned legal advisor on strategic transactions. The NCGC also oversaw the identification, recruitment and review of one new director—Mr. Zaffino—in 2020 and four new directors—Messrs. Motamed and Porrino and Mss. Schioldager and Vaughan—in 2019. Messrs. Motamed, Porrino and Zaffino and Ms. Vaughan each have considerable insurance industry experience, and Mr. Zaffino serves as a bridge between the Board and management. Ms. Schioldager has substantial experience in investments and global asset management. Further, the additions of Mr. Cole and Mss. Schioldager and Vaughan enhanced the diversity of our Board.

> **Six new directors added in last two years – 50% of whom are women or ethnically and/or racially diverse**

DIRECTOR ORIENTATION

All new directors participate in a comprehensive director orientation program. This program includes one-on-one meetings with key members of management and fellow directors, as well as extensive written materials to help familiarize the new director with AIG's business, industry, strategy, culture, policies and practices. Each new director is also paired with an existing director to help integrate them during the course of their first year on the Board. Further, each new director is encouraged to attend the meetings of all Board committees, including those on which they do not sit, during their first year on the Board.

DIRECTOR TENURE

The Board believes that it is desirable to maintain a mix of longer-tenured, experienced directors and newer directors with fresh perspectives. The average tenure of the independent director nominees is five years. In addition, under AIG's Corporate Governance Guidelines, the Board Committee Chairs generally do not serve for longer than a five-year term. No individual may stand for election as a director after reaching the age of 75. The Board may waive this requirement if, on the recommendation of the NCGC, it determines such waiver to be in the best interests of AIG.

> - **Average tenure: Five years**
> - **Retirement age: 75**

DIVERSITY CONSIDERATION

The Board strives to maintain a diverse Board, and diversity continues to be an important consideration in the NCGC's director search and nomination process. As set forth in AIG's Corporate Governance Guidelines, while the Board has not adopted a specific diversity policy, the Board believes that important diversity characteristics include race, gender identity, ethnicity, religion, nationality, disability, sexual orientation and cultural background. Additionally, in assessing each director candidate, the NCGC considers diversity in a broad sense, including a candidate's work experience, skills and perspective. Three of AIG's independent director nominees are women and two are ethnically and/or racially diverse.

- **Three independent directors are women**
- **Two independent directors are ethnically and/or racially diverse**

DIRECTOR RECOMMENDATIONS BY SHAREHOLDERS

The NCGC considers shareholder feedback when determining whether to recommend that the Board nominate a director for re-election and takes into account the views of interested shareholders as appropriate when filling a vacancy on the Board. The AIG Corporate Governance Guidelines include characteristics that the NCGC considers important for director nominees and information for shareholders with respect to director nominations. The NCGC will consider director nominees recommended by shareholders and will evaluate those shareholder nominees on the same basis as all other nominees. Shareholders who wish to recommend nominees for director for consideration by the NCGC may do so by submitting names and supporting information to: Chair, Nominating and Corporate Governance Committee, c/o Corporate Secretary, American International Group, Inc., 175 Water Street, New York, New York 10038. Nominations of director candidates made pursuant to AIG's By-laws must comply with the requirements set forth in our By-laws. See "Other Matters—Shareholder Proposals for the 2022 Annual Meeting."

PROXY ACCESS

AIG's By-laws also permit eligible shareholders with a significant long-term interest in AIG to include their own director nominees in AIG's proxy statement for the annual meeting. The Board believes such proxy access is an additional mechanism for Board accountability and for ensuring that Board nominees are supported by AIG's long-term shareholders.

Under the proxy access by-law, a shareholder, or a group of up to 20 shareholders, owning three percent or more of AIG common stock continuously for at least three years may nominate and include in AIG's annual meeting proxy materials director nominees constituting up to the greater of two individuals or 20 percent of the Board, so long as the shareholder(s) and the nominee(s) satisfy the requirements specified in AIG's By-laws. Qualifying shareholders who wish to submit director nominees for election at the 2022 Annual Meeting of Shareholders pursuant to the proxy access by-law may do so in compliance with the procedures described in "Other Matters—Shareholder Proposals for the 2022 Annual Meeting."

AREAS OF BOARD OVERSIGHT

The Board fulfills its oversight role with respect to AIG's strategy through year-round discussions and presentations covering company-wide and business unit-specific updates. The Board also provides oversight with respect to other key areas, including management succession planning, human capital management (including diversity, equity, and inclusion), sustainability (including climate-related issues), corporate social responsibility, lobbying and public policy, risk management and cybersecurity.

MANAGEMENT SUCCESSION PLANNING

In October 2020, AIG announced that Mr. Zaffino was named Chief Executive Officer, effective March 1, 2021. Mr. Zaffino was also appointed to serve as a director, effective at the time of the announcement. This transition reflects the execution of a thoughtful, well-coordinated Chief Executive Officer succession plan overseen by the Board with support from the CMRC in consultation with the Chair of the NCGC. One of the key strengths that the Board considered when appointing

- **Peter Zaffino appointed Chief Executive Officer effective March 1, 2021**

- **Result of execution of thoughtful, well-coordinated succession plan**

Mr. Duperreault to lead AIG in 2017 was his proven track-record for developing talent and grooming successors internally. The Board determined that Mr. Zaffino was the right choice to become AIG's next Chief Executive Officer on the basis of the success he demonstrated as AIG's President and Global Chief Operating Officer and his leadership over the turnaround of AIG's General Insurance business. This leadership transition is supported by Mr. Duperreault's continued service to AIG as Executive Chair.

The Board continues to recognize the importance of planning for management succession and oversees succession planning with support from the CMRC, in consultation with the Chair of the NCGC. In accordance with AIG's Corporate Governance Guidelines and the CMRC's charter, at least annually:

- the Chief Executive Officer reports to the CMRC and the Chair of the NCGC on plans for succession for both the Chief Executive Officer role and other senior management roles; and
- the CMRC reports to the Board on its view of those plans.

Pursuant to the CMRC's and NCGC's charters, the Chair of the NCGC also consults with the CMRC with respect to Chief Executive Officer succession.

HUMAN CAPITAL MANAGEMENT

Our Board believes that a major strength of AIG is the dedication, commitment, and loyalty of our colleagues. AIG's key human capital management objectives include attracting, developing and retaining the highest quality talent. The CMRC oversees AIG's initiatives and progress on various human capital management efforts and metrics, including diversity, equity and inclusion.

To improve our employee experience and assess the health of our organization, we periodically undertake cultural and employee engagement surveys. In August 2019, AIG conducted an Organizational Health Index survey, which was responded to by approximately 80 percent of our workforce and which covered topics across multiple dimensions, including leadership, business operations and effectiveness, diversity, equity and inclusion and customer focus. In response to this feedback, many of our colleagues' ideas and suggestions have been applied across AIG and informed the development of the AIG 200 operational programs. In January 2021, we launched our second Organizational Health Index survey to give our colleagues another opportunity to share their insights, gather input on how AIG has progressed over the past year and continue to help make AIG a more rewarding place to work.

We believe that we foster a constructive and healthy work environment for our employees. Some examples of key programs and initiatives that are designed to attract, develop and retain our diverse workforce include:

Competitive Compensation and Benefits AIG seeks to provide competitive compensation opportunities and benefits that attract and retain highly skilled employees for our various business needs.	• Performance-driven compensation structure that consists of base salary and short- and long-term incentive awards. • Subsidized health care plans, life insurance and disability. • Wellness and mental health benefits. • Liberal paid time off and parental leave policies. • Matching 401(k) contributions.
Health and Safety AIG prioritizes the health and safety of its employees, which was apparent in our response to the COVID-19 crisis.	• 90 percent of our employees quickly and effectively transitioned to remote work. • Cross-functional COVID-19 Task Force created to ensure that AIG implemented best practices to protect the safety of colleagues while continuing to serve clients, distribution partners and other stakeholders. • Return-to-office planning is informed by a Return to Workplace survey recently completed by our employees. • Employee Assistance Program provides employees with mental health resources, including counseling sessions and webinars.
Career Development AIG believes that professional development is a positive investment in our talent and has created numerous programs to foster leadership, growth and development opportunities for our employees.	• Library of on-demand learning options, combined with immersive learning experiences to build skills, available at all levels. • Tuition and certification and training reimbursement programs to encourage employees to enhance their education, skills and knowledge for their continued growth. • Annual review of talent development and succession plans for each of our functions and operating segments, to identify and develop a pipeline of diverse talent for positions at all levels of the organization.

Diversity, Equity and Inclusion

AIG is committed to creating an inclusive workplace focused on attracting, retaining and developing diverse talent that fosters a culture of belonging for all employees.

- Diversity, equity and inclusion objective embedded into each executive officer's individual performance goals tied to their annual short-term incentive awards.

- Executive Diversity Council established in September 2020, tasked with ensuring that diversity, equity and inclusion initiatives are an integral part of AIG's business strategies.

- New Chief Diversity Officer appointed in October 2020 to coordinate AIG's efforts in making meaningful strides as it relates to diversity, equity and inclusion.

- Three leadership programs targeted at our diverse talent pool.

  - Women's Executive Leadership Initiative and the Executive Men's Development Initiative (for men of color) seek to hone executive leadership skills of high-potential employees.

  - Accelerated Leadership Development program matches mid-level men and women of color in AIG's leadership pipeline with senior executive mentors and coaches them on essential senior management and executive leadership skills.

- In 2020, more than 17,000 global colleagues participated in Courageous Conversations, a training program about unconscious bias and systemic racism.

Spotlight on AIG's Robust Network of ERGs

ERGs are groups of employees who come together based on a shared interest in a specific dimension of diversity. The ERGs are a cornerstone of our diversity, equity and inclusion efforts, with significant employee participation. Our ERGs represent and support our diverse workforce, facilitate networking and connections with peers, and create a culture of inclusion and engagement within AIG.

130+	37+	13	10,000+
Global Chapters	Countries	Dimensions of Diversity	Members

SUSTAINABILITY AND CORPORATE SOCIAL RESPONSIBILITY

AIG believes that the challenges we face in the world today are as serious as they are complex. As risk managers, insurers, and investors, we have a unique role to play in building a more sustainable, secure world. To that end, AIG has developed a sustainability agenda intended to help future-proof our communities—a unified sustainability approach that supports our business strategy and addresses expectations from many of our key stakeholders including investors, regulators, clients, and employees. AIG's four sustainability priorities (community resilience, financial security, sustainable operations and sustainable investing) align with our core business strategy and focus on the future proofing communities.

AIG's Sustainability Priorities
- **Community resilience**
- **Financial security**
- **Sustainable operations**
- **Sustainable investing**

The NCGC oversees and reports to the Board as necessary with respect to sustainability (including climate-related issues), corporate social responsibility and lobbying and public policy matters. AIG's Chief Sustainability Officer is responsible for leading the development and implementation of AIG's company-wide sustainability strategy. Our Chief Sustainability Officer sits within AIG's Global Legal, Compliance & Regulatory Group, which provides visibility and influence with AIG's executive leadership. The NCGC receives regular reports from our Chief Sustainability Officer on sustainability-related matters.

Under the leadership of the Chief Sustainability Officer, cross-functional teams and working groups have been established to drive integration and advancement of AIG's sustainability priorities into all lines of business. Each working group is sponsored by one of AIG's Executive Officers to cascade the tone at the top throughout the entire organization.

ESG Investments Working Group	ERM Sustainability Group	Sustainability Integration Team	Climate Change Working Group	Employee Sustainability Network
Align efforts across all investment functions by sharing education, research, and data, as well as creating working principles and assessing Environmental, Social and Governance (ESG) factors	Align Enterprise Risk Management (ERM) and AIG's sustainability efforts by identifying and assessing ESG risks within AIG's enterprise risk management	Drive sustainability initiatives within their respective areas, as well as influence and mobilize the execution of AIG's sustainability strategy across the organization	Address business implications, risks and opportunities related to climate and support the development and execution of AIG's climate change strategy	Provide an opportunity for employees to get involved in sustainability initiatives on a more local, grassroots level, while also helping advance AIG's sustainability agenda

Recent Sustainability Milestones

- Performed AIG's first materiality assessment to identify and prioritize ESG issues that are most significant for AIG's long-term value creation and of most importance to our key stakeholders
- Developed a unified position on climate change risks and strategy recommendation
- Launched AIG's Employee Sustainability Network to provide an opportunity for employees to get involved in sustainability initiatives on a more local, grassroots level, while also helping advance AIG's sustainability agenda
- Published a second Taskforce on Climate-related Financial Disclosures (TCFD) report and became a TCFD supporter
- Became a Carbon Disclosure Project (CDP) investor signatory and continued to report on CDP's Climate Investor Questionnaire for 11 consecutive years
- Became a member of the UN Global Compact, committing to align with the UN Global Compact principles and to support the UN Sustainable Development Goals

Additional Information Available on our Sustainability Site

To review our TCFD report and detailed information about AIG's philosophy and practices regarding sustainability (including climate change projects) and corporate responsibility (including philanthropy, volunteerism and diversity, equity and inclusion), please visit our sustainability site at *www.aig.com/about-us/sustainability.* The reports and any other information on this website are not incorporated by reference in, and do not form part of, this Proxy Statement or any other SEC filing.

RISK MANAGEMENT

The Board oversees the management of risk (including, for example, risks related to market conditions, reserves, catastrophes, investments, liquidity, capital and cybersecurity) through the complementary functioning of the Risk and Capital Committee and the Audit Committee and interacting and coordinating with other Board Committees. The Risk and Capital Committee oversees AIG's ERM practices as one of its core responsibilities and reviews AIG's risk assessment and risk management policies. The Audit Committee also evaluates and oversees the guidelines and policies governing AIG's risk assessment and management processes relating to financial reporting as well as the risk control framework. The Audit and Risk and Capital Committee Chairs then coordinate with each other and the Chairs of the other Board Committees with the aim to ensure that each Board Committee has received the information that it needs to carry out its responsibilities with respect to risk management. Both the Risk and Capital Committee and the Audit Committee report to the Board with respect to relevant risk management issues. The CMRC, in conjunction with AIG's Chief Risk Officer, is responsible for reviewing the relationship between AIG's risk management policies and practices and the incentive compensation arrangements applicable to senior executives. For further information regarding the annual risk assessment of compensation plans, see "Executive Compensation—Report of the Compensation and Management Resources Committee."

CYBERSECURITY

The Technology Committee reviews AIG's cybersecurity risks, policies, controls and procedures, including: (1) AIG's procedures to identify and assess internal and external cybersecurity risks, (2) AIG's controls to protect from cyberattacks, unauthorized access or other malicious acts and risks, (3) AIG's procedures to detect, respond to, mitigate negative effects from and recover from cybersecurity attacks, (4) AIG's controls and procedures for fulfilling applicable regulatory reporting and disclosure obligations related to cybersecurity risks, costs and incidents and (5) AIG's cybersecurity practices as compared to industry practices. Management reports to the Technology Committee on cybersecurity matters at every meeting of the Technology Committee, which meets at least two times a year in accordance with the Technology Committee charter. At least once a year, AIG's Chief Information Security Officer also meets with the full Board to report on AIG's internal and external cybersecurity risks and our actions and responses.

BOARD COMMITTEES

AIG's Board Committee structure is organized around key strategic issues. Board Committee Chairs regularly coordinate with one another to ensure appropriate information sharing. To further facilitate information sharing, all Board Committees provide a summary of significant actions at regular meetings of the Board. As required under AIG's Corporate Governance Guidelines, each standing Board Committee conducts an annual self-assessment and review of its charter.

The following table sets forth the current membership and the number of meetings held in 2020 for each standing Board Committee. Messrs. Duperreault and Zaffino do not serve on any Board Committees. Mr. Steenland serves as an *ex-officio*, non-voting member of each Board Committee. Mr. Cole joined our Board effective March 15, 2021 and thus did not attend any Board or Board Committee meetings during 2020.

Director	Audit Committee	Compensation and Management Resources Committee	Nominating and Corporate Governance Committee	Risk and Capital Committee	Technology Committee
James Cole, Jr.(1)					
W. Don Cornwell		C	■		
Brian Duperreault					
John H. Fitzpatrick	■				■
William G. Jurgensen			■	C	
Christopher S. Lynch	■		C	■	
Henry S. Miller		■			■
Linda A. Mills	■	■			C
Thomas F. Motamed		■		■	
Peter R. Porrino	C			■	
Amy L. Schioldager	■		■		■
Douglas M. Steenland	♦	♦	♦	♦	♦
Therese M. Vaughan		■		■	
Peter Zaffino					
Number of meetings in 2020	**7**	**9**	**5**	**5**	**4**

C= Chair

■= Member

♦ Mr. Steenland, as Lead Independent Director (formerly Independent Chair), is an *ex-officio*, non-voting member.

(1) Mr. Cole has been appointed to serve as a member of the Audit and Technology Committees, effective March 31, 2021.

AUDIT COMMITTEE

Primary responsibilities

- Assists the Board in its oversight of AIG's financial statements, including internal control over financial reporting.

- Reviews and discusses with senior management the guidelines and policies by which AIG assesses and manages risk.

- Coordinates with the Risk and Capital Committee to help ensure the Board and each Board Committee has received the information it needs to carry out their responsibilities with respect to oversight of risk assessment and risk management.

- Assists the Board in its oversight of the qualifications, independence and performance of AIG's independent registered public accounting firm, including responsibility for the appointment, compensation, retention and oversight of the work of the firm.

- Assists the Board in its oversight of the performance of AIG's internal audit function, including responsibility for the appointment, replacement, reassignment or dismissal of, and being involved in the performance reviews of, AIG's chief internal auditor.

- Assists the Board in its oversight of AIG's compliance with legal and regulatory requirements, including reviewing periodically with management any significant legal, compliance and regulatory matters that have arisen or that may have a material impact on AIG's business, financial statements or compliance policies, AIG's relations with regulators and governmental agencies, and any material reports or inquiries from regulators and government agencies.

- Approves regular, periodic cash dividends on AIG common stock and preferred stock consistent with Board-approved dividend policies and with support from the Risk and Capital Committee to confirm adequacy of AIG's capital and liquidity.

- Reviews and discusses any significant topics raised at the audit committee meetings of AIG's material foreign subsidiaries.

HELD 7 MEETINGS IN 2020

MEMBERS

Peter R. Porrino, **Chair**
John H. Fitzpatrick
Christopher S. Lynch
Linda A. Mills
Amy L. Schioldager
Douglas M. Steenland (*ex-officio*, non-voting member)

INDEPENDENCE

The Board has determined, on the recommendation of the NCGC, that all members of the Audit Committee are independent under both NYSE listing standards and the SEC rules.

FINANCIAL LITERACY

The Board has determined, on the recommendation of the NCGC, that all members of the Audit Committee are financially literate and have accounting or related financial management expertise, each as defined by NYSE listing standards.

FINANCIAL EXPERTS

The Board has determined, on the recommendation of the NCGC, that Messrs. Fitzpatrick, Lynch, Porrino and Steenland (as an *ex-officio* member) are audit committee financial experts, as defined under SEC rules.

COMPENSATION AND MANAGEMENT RESOURCES COMMITTEE

Primary responsibilities

- Oversees AIG's compensation programs generally.

- Reviews and approves incentive award performance metrics and goals relevant to the compensation of AIG's Chief Executive Officer, evaluates the Chief Executive Officer's performance and determines and approves the compensation awarded to the Chief Executive Officer (subject to ratification or approval by the Board).

- Reviews and approves the incentive award performance metrics relevant to the compensation of the other senior executives under its purview (which includes all of the named executives listed in the 2020 Summary Compensation Table) and, based on the recommendation of the Chief Executive Officer, approves the compensation of each such senior executive.

- Reviews reports about the compensation of other key corporate officers of AIG, as the CMRC deems appropriate.

- Oversees AIG's management development and succession planning programs for the Chief Executive Officer and his direct reports and consults with the Chair of the NCGC with respect to Chief Executive Officer succession planning.

- Reviews and approves compensation-related disclosures for inclusion in AIG's annual Proxy Statement.

- Oversees the assessment of the risks related to AIG's compensation policies and programs.

- Reviews periodic updates from management on initiatives and progress in the area of human capital, including diversity, equity and inclusion.

- Engages the services of an independent compensation consultant to advise on executive compensation matters.

The foregoing responsibilities may not be delegated to persons who are not members of the CMRC.

HELD 9 MEETINGS IN 2020

MEMBERS

W. Don Cornwell, **Chair**
Henry S. Miller
Linda A. Mills
Thomas F. Motamed
Therese M. Vaughan
Douglas M. Steenland (*ex-officio*, non-voting member)

INDEPENDENCE

The Board has determined, on the recommendation of the NCGC, that all members of the CMRC are independent under both NYSE listing standards and SEC rules.

COMPENSATION AND MANAGEMENT RESOURCES COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During his or her service on the CMRC, no member served as an officer or employee of AIG at any time or had any relationship with AIG requiring disclosure as a related-party transaction under SEC rules. During 2020, none of AIG's executive officers served as a director of another entity, one of whose executive officers served on the CMRC; and none of AIG's executive officers served as a member of the compensation committee of another entity, one of whose executive officers served as a member of AIG's Board or on the CMRC.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Primary responsibilities

- Identifies individuals qualified to become Board members, consistent with criteria approved by the Board, and recommends these individuals to the Board for nomination, election or appointment as members of the Board and Board Committees.

- Considers board refreshment in light of various factors, including expected director departures, the Board's mix and interplay of skills, experience and attributes, including diversity, and individual director performance.

- Oversees the annual evaluation of the Board, individual directors and Board Committees.

- Periodically reviews and makes recommendations to the Board regarding the form and amount of independent director compensation.

- Receives reports from the NCGC Chair relating to succession planning for the Chief Executive Officer.

- Reviews and reports to the Board with respect to (1) AIG's position, policies, practices and reporting with respect to sustainability, (2) current and emerging corporate social responsibility issues of significance to AIG and its stakeholders, including the manner in which AIG conducts its public policies, social and environmental practices, climate-related activities, government relations activities, and other issues, (3) public policy issues of significance to AIG and its stakeholders and (4) AIG's relationships with public interest groups, legislatures, government agencies and the media, as well as AIG stakeholders, and how those constituencies view AIG as those relationships relate to issues of public policy and social responsibility.

HELD 5 MEETINGS IN 2020

MEMBERS

Christopher S. Lynch, **Chair**
W. Don Cornwell
William G. Jurgensen
Amy L. Schioldager
Douglas M. Steenland (*ex-officio*, non-voting member)

INDEPENDENCE

The Board has determined that all members of the NCGC are independent under NYSE listing standards and SEC rules.

RISK AND CAPITAL COMMITTEE

Primary responsibilities

- Assists the Board in overseeing and reviewing information regarding AIG's ERM practices, including the significant policies, procedures, and practices employed to manage liquidity risk, credit risk, market risk, operational risk and insurance risk.
- Provides strategic guidance to management as to AIG's capital structure and financing, the allocation of capital to its businesses, methods of financing its businesses and other related strategic initiatives.
- Reviews and makes recommendations to the Board with respect to AIG's financial and investment policies.
- Approves issuances, investments, dispositions and other transactions and matters as authorized by the Board.
- Advises the Audit Committee with respect to AIG's capital and liquidity position to support the Audit Committee's approval of regular, periodic cash dividends on AIG common and preferred stock.
- Coordinates with the Board, the CMRC and the Audit Committee to help ensure that the Board and each Board Committee has received the information it needs to carry out their responsibilities with respect to risk management.

HELD 5 MEETINGS IN 2020

MEMBERS

William G. Jurgensen, **Chair**
Christopher S. Lynch
Thomas F. Motamed
Peter R. Porrino
Therese M. Vaughan
Douglas M. Steenland (*ex-officio*, non-voting member)

INDEPENDENCE

The Board has determined, on the recommendation of the NCGC, that all members of the Risk and Capital Committee are independent under NYSE listing standards and SEC rules.

TECHNOLOGY COMMITTEE

Primary responsibilities

- Assists the Board in its oversight of AIG's information technology projects and initiatives.
- Reviews the financial, tactical and strategic benefits of proposed significant information technology-related projects and initiatives.
- Reviews and makes recommendations to the Board regarding significant information technology investments in support of AIG's information technology strategy.
- Reviews AIG's risk management and risk assessment guidelines and policies regarding information technology security, including the quality and effectiveness of AIG's information technology security, business continuity management capabilities and disaster recovery capabilities.
- Reviews AIG's cybersecurity risks, policies, controls and procedures.

HELD 4 MEETINGS IN 2020

MEMBERS

Linda A. Mills, **Chair**
John H. Fitzpatrick
Henry S. Miller
Amy L. Schioldager
Douglas M. Steenland (*ex-officio*, non-voting member)

INDEPENDENCE

The Board has determined, on the recommendation of the NCGC, that all members of the Technology Committee are independent under NYSE listing standards and SEC rules.

COMPENSATION OF DIRECTORS

Highlights of our Director Compensation Program

- No fees for Board meeting attendance
- Emphasis on equity, aligning director interests with shareholders
- Formulaic annual equity grants with immediate vesting to support independence
- Benchmarking against peers with advice from independent compensation consultant
- No compensation is payable to non-independent directors for their service as directors

We use a combination of cash and deferred stock-based awards to attract and retain qualified candidates to serve as independent directors on our Board. In setting director compensation, the NCGC considers the significant amount of time that members of the Board spend in fulfilling their duties to AIG, as well as the diverse and complementary skills, experience and attributes of our directors. The following table describes the compensation structure for AIG's independent directors in 2020.

2020 COMPENSATION STRUCTURE FOR INDEPENDENT DIRECTORS

Base Annual Retainer	($)
Cash Retainer	125,000
Deferred Stock Units (DSUs) Award(1)	170,000
Annual Independent Chair Cash Retainer(2)	260,000
Annual Board Committee Chair Cash Retainers	
Audit Committee	40,000
Risk and Capital Committee	40,000
Compensation and Management Resources Committee	30,000
Other Board Committees	20,000

(1) DSUs granted in 2020 were granted under the AIG 2013 Omnibus Incentive Plan (2013 Plan). Going forward, DSUs will be granted under the 2021 Plan, subject to shareholder approval of such plan.

(2) This Independent Chair Cash Retainer became a Lead Independent Director Retainer effective March 1, 2021 concurrent with the effective date of the changes to AIG's leadership structure. No Lead Independent Director Retainer was paid in 2020.

The annual cash retainer of $125,000, as well as any cash retainers due for service as Independent Chair/Lead Independent Director or a Board Committee Chair, are payable in four equal installments on the first business day of each quarter in arrears of service for the preceding quarter. The annual grant of $170,000 in DSUs is made for prospective service, at the time of AIG's Annual Shareholder Meeting, for the upcoming one-year term. Unless independent directors have made a special deferral election for their DSUs (discussed below), DSUs vest on the last trading day of the month in which the independent director ceases to be a director of AIG.

Independent directors are also eligible for the AIG Matching Grants Program, through which AIG provides a two-for-one match on charitable donations in an amount of up to $10,000 per employee or director annually (the same terms and conditions that apply to AIG employees). For 2020 only, the maximum amount of AIG's charitable donation match was increased to $12,000 per employee or director annually.

Independent directors may elect to receive their base annual, Independent Chair/Lead Independent Director and Board Committee Chair cash retainer amounts in the form of DSUs. The number of DSUs received is based on the closing sale price of AIG common stock on the date the cash retainer would otherwise be payable.

Each DSU provides that one share of AIG common stock will be delivered when the independent director ceases to be a member of the Board and includes dividend equivalent rights that entitle the independent director to a quarterly payment, in the form of DSUs, equal to the amount of any regular quarterly dividend that would have been paid by AIG if the shares of AIG common stock underlying the DSUs had been outstanding. Annually, directors may elect to defer the settlement date of 100 percent of their DSUs received in the following year. In addition, no less than 12 months prior to retirement, retiring directors may make an election to defer the settlement of 100 percent of any DSUs not previously deferred pursuant to an annual election and/or any previously deferred DSUs.

Under director stock ownership guidelines, independent directors should own a number of shares of AIG common stock (including deferred stock and DSUs) with a value equal to at least five times the base annual retainer for independent directors.

AIG's Insider Trading Policy prohibits directors from engaging in hedging transactions with respect to any AIG securities, including by trading in any derivative security relating to AIG's securities. In particular, other than pursuant to an AIG compensation or benefit plan or dividend distribution, directors may not acquire, write or otherwise enter into an instrument that has a value determined by reference to AIG securities, whether or not the instrument is issued by AIG. Examples include put and call options, forward contracts, collars and equity swaps relating to AIG securities. In addition, AIG's Insider Trading Policy prohibits directors from pledging AIG securities and none of AIG's directors have pledged any AIG securities.

Messrs. Duperreault and Zaffino, who are not independent directors, were not eligible to receive any compensation for their service as directors.

Frederic W. Cook & Co. (FW Cook) provided advice to the NCGC with respect to AIG director compensation and related market practices. Both the cash and equity components of independent director compensation remain subject to the shareholder-approved limits established in the 2013 Plan and will be subject to such limits established in the 2021 Plan.

The following table contains information with respect to the compensation of the individuals who served as independent directors of AIG for all or part of 2020.

2020 INDEPENDENT DIRECTOR COMPENSATION

Independent Members of the Board in 2020	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
W. Don Cornwell	155,000	169,977	10,000	334,977
John H. Fitzpatrick	125,000	169,977	0	294,977
William G. Jurgensen	165,000	169,977	0	334,977
Christopher S. Lynch	145,000	169,977	0	314,977
Henry S. Miller	125,000	169,977	10,000	304,977
Linda A. Mills	145,000	169,977	12,000	326,977
Thomas F. Motamed	125,000	169,977	0	294,977
Suzanne Nora Johnson	60,288	0	0	60,288
Peter R. Porrino	150,385	169,977	12,000	332,362
Amy L. Schioldager	125,000	169,977	0	294,977
Douglas M. Steenland	385,000	169,977	0	554,977
Therese M. Vaughan	125,000	169,977	9,980	304,957

(1) This column represents annual retainer fees, Independent Chair retainer fees and Board Committee Chair retainer fees. For Mr. Jurgensen, the amount includes (i) a prorated Board Committee Chair retainer fee for his service as Chair of the Audit Committee until the date of the 2020 Annual Meeting; and (ii) a prorated Committee Chair retainer fee for his service as Chair of the Risk and Capital Committee, effective as of the date of the 2020 Annual Meeting. For Mr. Porrino, the amount includes a prorated Board Committee Chair retainer fee for his service as Chair of the Audit Committee, effective as of the date of the 2020 Annual Meeting. For Ms. Nora Johnson, the amount includes prorated annual retainer fees for her service as director and as Chair of the Risk and Capital Committee until the date of the 2020 Annual Meeting. For Ms. Nora Johnson, the amount does not include (i) $813,153.06, which represents the value of shares of AIG common stock delivered when she ceased to be a member of the Board as of the 2020 Annual Meeting in accordance with the terms of DSUs previously granted; and (ii) $2,247.90, which represents a cash payment with respect to warrant equivalents granted to her related to DSUs granted prior to the distribution of warrants to all holders of AIG common stock in January 2011.

(2) This column represents the grant date fair value of DSUs granted in 2020 to independent directors determined in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 718, based on the closing sale price of AIG common stock on the date of grant.

(3) This column represents charitable contributions disbursed by AIG during 2020 under AIG's Matching Grants Program, through which AIG provides a two-for-one match on charitable donations in an amount of up to $10,000 per independent director annually. For 2020 only, the maximum amount of AIG's charitable donation match was increased to $12,000 per employee or director annually.

The following table sets forth information with respect to the stock awards outstanding at December 31, 2020 for the independent directors of AIG during 2020. None of the independent directors hold option awards.

OUTSTANDING STOCK AWARDS AT DECEMBER 31, 2020

Independent Members of the Board in 2020	Deferred Stock Units(1)
W. Don Cornwell	30,856
John H. Fitzpatrick	29,603
William G. Jurgensen	25,785
Christopher S. Lynch	31,016
Henry S. Miller	31,016
Linda A. Mills	20,675
Thomas F. Motamed	15,529
Suzanne Nora Johnson	0
Peter R. Porrino	16,105
Amy L. Schioldager	11,886
Douglas M. Steenland	31,016
Therese M. Vaughan	11,886

(1) DSUs shown include DSUs awarded in 2020 and prior years, any cash retainer amounts that a director elected to receive in DSUs and DSUs awarded as dividend equivalents. Receipt of shares of AIG common stock underlying DSUs is deferred until the director ceases to be a member of the Board unless the director has made an election to defer settlement to a later date. DSUs granted prior to May 15, 2013 were granted under the 2010 Stock Incentive Plan and DSUs granted on or after May 15, 2013 were granted under the 2013 Plan.

CORPORATE GOVERNANCE MATERIALS AVAILABLE ON OUR WEBSITE

The following documents are available in the About Us—Leadership and Governance—Corporate Governance Documents section of AIG's corporate website at *www.aig.com* or in print by writing to American International Group, Inc., 175 Water Street, New York, New York 10038, Attention: Investor Relations:

- Amended and Restated Certificate of Incorporation
- By-laws
- Charters of the Audit Committee, the CMRC, the NCGC, the Risk and Capital Committee and the Technology Committee
- Corporate Governance Guidelines
- AIG's Diversity/Equal Opportunity Policy
- Related-Party Transactions Approval Policy
- Social Media Guidelines
- AIG's Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics
- Employee Code of Conduct
- Supplier Code of Conduct
- Third Party Code of Conduct

Any amendment to AIG's Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics and any waiver applicable to AIG's directors, executive officers or senior financial officers will be posted on AIG's website within the time period required by the SEC and the NYSE. Information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any of our other filings.

Year-Round Shareholder Engagement

Fostering long-term relationships with our shareholders and maintaining their trust is a priority for the Board. Direct engagement with shareholders helps us gain useful feedback on a wide variety of topics, including corporate governance, executive compensation, sustainability and corporate responsibility, human capital management matters, business strategy and performance and related matters. Shareholder feedback also helps to better tailor the public information we disclose to address the interests and inquiries of shareholders.

YEAR-ROUND SHAREHOLDER ENGAGEMENT PROGRAM

AIG has developed a robust engagement program that ensures an active, year-round, open dialogue with shareholders and other stakeholders. These meetings strengthen AIG's relationship with our shareholders and reinforce our commitment to incorporate shareholder feedback into various decisions made by the Board and management.



ANNUAL MEETING

SPRING:

File proxy statement, implementing disclosure enhancements based on shareholder feedback

Conduct follow-up conversations with shareholders to address important annual meeting matters, as needed

SUMMER:

Analyze results of annual meeting shareholder votes

Identify developments in corporate governance, executive compensation, sustainability and other matters

YEAR ROUND SHAREHOLDER ENGAGEMENT

WINTER:

Review feedback from meetings with shareholders to inform the Board's continuous review of governance, compensation and sustainability practices

Make appropriate governance, compensation and sustainability practice changes

FALL:

Management and independent directors conduct engagement meetings with shareholders

Obtain feedback on governance, executive compensation, sustainability and other matters

2020 SHAREHOLDER ENGAGEMENT

During 2020, we continued our efforts to engage consistently and productively with our shareholders. Our then Independent Chair and the Chair of our CMRC participated in some of these engagement meetings, alongside our General Counsel, Chief Human Resources Officer, Corporate Secretary, Head of Executive Compensation, Head of Investor Relations and Chief Sustainability Officer.

BY THE NUMBERS: SHAREHOLDER ENGAGEMENT IN 2020

We contacted

57 of our Top
Shareholders

and other key stakeholders

Representing over



79%

of our shares outstanding, with invitations to meet with our management and/or directors

We held **34 meetings** with shareholders representing over



50%

of our shares outstanding

Independent Chair and Chair of the CMRC participated in five of the engagement meetings

These efforts are complementary to outreach conducted by members of senior management through AIG's Investor Relations department as they regularly meet with shareholders and participate in investor conferences in the U.S. and abroad. In 2020, our Investor Relations department led over 200 meetings with over 250 equity shareholders representing approximately 53 percent of our shares outstanding. Investor presentations are made available in the Investors—Webcasts and Presentations section of AIG's corporate website at *www.aig.com*.

TOPICS COVERED DURING 2020 SHAREHOLDER ENGAGEMENT

Our engagement with shareholders in 2020 covered a broad set of topics, including corporate strategy, AIG's response to the COVID-19 crisis, corporate governance, environmental and social issues, Board and management succession planning and executive compensation. Some key messages we heard, and examples of actions we took in response to this feedback, included:

Key Messages	AIG Actions
Concerns from shareholders about the stock price performance of AIG's common stock	Announced in October 2020 that AIG is evaluating alternatives for the separation of our Life and Retirement business in a manner intended to unlock value for shareholders and other stakeholders and establish two strong, market-leading companies (See "Executive Summary—2020 Highlights—Announcement of Planned Life and Retirement Separation")
Requests from shareholders for updates on the Board's plan with respect to management succession	Announced in October 2020 that Mr. Zaffino would become Chief Executive Officer, Mr. Duperreault would become Executive Chair and Mr. Steenland would become Lead Independent Director, each effective March 1, 2021 (See "Executive Summary—2020 Highlights—Execution of Thoughtful, Well-Coordinated Succession Plan")
Strong interest in disclosures describing AIG's response to the COVID-19 crisis, in particular with respect to the impact on both business strategy and human capital management	Provided robust disclosures in this Proxy Statement relating to AIG's response to the COVID-19 crisis (See "Executive Summary—2020 Highlights—AIG's Response to COVID-19")
Positive feedback related to the publication of AIG's second TCFD report and requests for expanded sustainability reporting	Performed AIG's first materiality assessment to identify and prioritize ESG issues that are most significant for AIG's long-term value creation and of most importance to our key stakeholders, which we see as an initial step towards expanded sustainability disclosures (See "Corporate Governance—Areas of Board Oversight—Sustainability and Corporate Social Responsibility")
Support for AIG's diversity, equity and inclusion initiatives and requests for increased disclosure of demographic data and goals to help shareholders assess the success of those initiatives	Agreed to publish our official consolidated EEO-1 Report on our website beginning with the 2019 and 2020 Reports, which are due in April 2021; and augmented disclosures in this Proxy Statement relating to the diversity of our Board to provide self-identified diversity information for each individual director (See "Executive Summary—Director Nominee Skills, Experience and Attributes")

Our engagement meetings in 2020 also provided us with an opportunity to further understand our shareholders' views with respect to our executive compensation programs, although shareholders inquired about the subject less frequently than in recent years. For details on the executive compensation-related feedback we heard from shareholders and how we responded see "Executive Compensation—Compensation Discussion and Analysis—Engagement with Shareholders on Executive Compensation Topics."

Shareholder feedback is communicated directly to our directors and helps inform Board discussions on a range of key areas. AIG and the Board remain committed to consistent and substantive shareholder engagement and to incorporating shareholder perspectives in our governance and compensation discussions and corporate responsibility initiatives.

Ownership of Certain Securities

The following table contains information regarding the only persons who, to the knowledge of AIG, beneficially own more than five percent of AIG common stock at January 31, 2021.

Name and Address	Shares of Common Stock Beneficially Owned	
	Number	Percent (%)
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	76,696,098(1)	8.9
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	64,038,129(2)	7.4
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	80,337,158(3)	9.3

(1) Based on a Schedule 13G/A filed on February 5, 2021 by BlackRock, Inc. reporting beneficial ownership as of December 31, 2020. Item 4 to this Schedule 13G/A provides details as to the voting and investment power of BlackRock, Inc. as well as the right to acquire AIG common stock within 60 days. All information provided in "Ownership of Certain Securities" with respect to this entity is provided based solely on information set forth in the Schedule 13G/A. This information may not be accurate or complete, and AIG takes no responsibility therefor and makes no representation as to its accuracy or completeness as of the date hereof or any subsequent date.

(2) Based on a Schedule 13G filed on February 16, 2021 by T. Rowe Price Associates, Inc. reporting beneficial ownership as of December 31, 2020. Item 4 to this Schedule 13G provides details as to the voting and investment power of T. Rowe Price Associates, Inc. as well as the right to acquire AIG common stock within 60 days. All information provided in "Ownership of Certain Securities" with respect to this entity is provided based solely on information set forth in the Schedule 13G. This information may not be accurate or complete, and AIG takes no responsibility therefor and makes no representation as to its accuracy or completeness as of the date hereof or any subsequent date.

(3) Based on a Schedule 13G/A filed on February 10, 2021 by The Vanguard Group reporting beneficial ownership as of December 31, 2020. Item 4 to this Schedule 13G/A provides details as to the voting and investment power of The Vanguard Group as well as the right to acquire AIG common stock within 60 days. All information provided in "Ownership of Certain Securities" with respect to this entity is provided based solely on information set forth in the Schedule 13G/A. This information may not be accurate or complete, and AIG takes no responsibility therefor and makes no representation as to its accuracy or completeness as of the date hereof or any subsequent date.

From time to time, we engage in ordinary course, arms-length transactions with entities or affiliates of entities that are the beneficial owner of more than five percent of our outstanding common stock.

The following table summarizes the ownership of AIG common stock by (1) each of our current directors, (2) each of our named executive officers included in the 2020 Summary Compensation Table in "Executive Compensation—2020 Compensation" and (3) our current directors and executive officers as a group.

	AIG Common Stock Owned Beneficially as of January 31, 2021	
	Amount and Nature of Beneficial Ownership(1)(2)	Percent (%) of Class
James Cole, Jr.	0	—
W. Don Cornwell	31,121	(3)
Douglas A. Dachille	260,127	0.03
Brian Duperreault	1,091,767	0.13
Lucy Fato	93,914	0.01
John H. Fitzpatrick	29,857	(3)
William G. Jurgensen	61,007	0.01
Christopher S. Lynch	34,438	(3)
Mark D. Lyons	114,856	0.01
Henry S. Miller	31,283	(3)
Linda A. Mills	20,853	(3)
Thomas F. Motamed	41,503	(3)
Peter R. Porrino	17,353	(3)
Amy L. Schioldager	11,988	(3)
Douglas M. Steenland	36,083	(3)
Therese M. Vaughan	12,988	(3)
Peter Zaffino	526,716	0.06
All current directors and current executive officers of AIG as a group (23 individuals)	2,868,432	0.33

(1)   Amount of equity securities shown includes (i) shares of AIG common stock subject to options which may be exercised within 60 days as follows: Dachille—133,256 shares, Duperreault—851,170 shares, Fato—65,321 shares, Lyons—112,379 shares, Zaffino—466,256 shares and all current directors and current executive officers of AIG as a group—1,830,711 shares; and (ii) DSUs granted to each independent director with delivery of the underlying AIG common stock deferred until such director ceases to be a member of the Board as follows: Cornwell—31,121 shares, Fitzpatrick—29,857 shares, Jurgensen—26,007 shares, Lynch—31,283 shares, Miller—31,283 shares, Mills—20,853 shares, Motamed—16,503 shares, Porrino—17,353 shares, Schioldager—11,988 shares, Steenland—31,283 shares and Vaughan—11,988 shares.

(2)   Amount of equity securities shown excludes the following securities owned by or held in trust for members of the named individual's immediate family as to which securities such individual has disclaimed beneficial ownership: Fitzpatrick—100 shares.

(3)   Less than .01 percent.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 (Exchange Act) requires directors, certain officers, and greater than ten percent holders of AIG common stock to file reports with respect to their ownership of AIG equity securities. Based solely on the review of the Forms 3, 4 and 5 and amendments thereto furnished to AIG and certain representations made to AIG, AIG believes that the only filing deficiency under Section 16(a) by our directors, officers and greater than ten percent holders during 2020 was a late filing by amendment to the original Form 3 filed by Kevin T. Hogan in 2013 relating solely to the number of AIG warrants held directly by Mr. Hogan at the time he became an AIG executive officer.

Relationships and Related-Party Transactions

RELATED-PARTY TRANSACTIONS APPROVAL POLICY

The Board of AIG has adopted a related-party transactions approval policy. Under this written policy, any transaction between AIG or any of its subsidiaries and any director or executive officer, or their related persons that involves more than $120,000 and would be required to be disclosed in AIG's Proxy Statement must be approved by the NCGC (or, in certain circumstances where it is impractical or undesirable to seek the approval of the full NCGC, by its Chair, acting on behalf of the full NCGC). In determining whether or not to approve a related-party transaction, the NCGC or its Chair, as applicable, considers:

- Whether the terms of the transaction are fair to AIG and on terms at least as favorable as would apply if the other party was not or did not have an affiliation with a director, executive officer or employee of AIG;
- Whether there are demonstrable business reasons for AIG to enter into the transaction;
- Whether the transaction would impair the independence of a director; and
- Whether the transaction would present an improper conflict of interest for any director, executive officer or employee of AIG, taking into account the size of the transaction, the overall financial position of the director, executive officer or employee, the direct or indirect nature of the interest of the director, executive officer or employee in the transaction, the ongoing nature of any proposed relationship and any other factors the NCGC or its Chair, as applicable, deems relevant.

AIG did not have any related-party transactions in 2020.

Our Executive Officers

Each of AIG's executive officers is elected to a one-year term and serves at the pleasure of the Board. There are no arrangements or understandings between any executive officer and any other person pursuant to which the executive officer was elected to such position. Information concerning the executive officers of AIG as of the date hereof is set forth below.

Name	Title and Biographical Information	Age	Served as Officer Since
BRIAN DUPERREAULT 	**Executive Chair** For information on Mr. Duperreault's experience, please see "Proposal 1—Election of Directors."	73	2017
PETER ZAFFINO 	**President and Chief Executive Officer** For information on Mr. Zaffino's experience, please see "Proposal 1—Election of Directors."	54	2017
MARK D. LYONS 	**Executive Vice President and Chief Financial Officer** Mark D. Lyons joined AIG in June 2018 as Senior Vice President and Chief Actuary and was appointed Executive Vice President and Chief Financial Officer in December 2018. From 2012 until joining AIG, Mr. Lyons served as Executive Vice President, Chief Financial Officer and Treasurer at Arch Capital Group, Ltd., a Bermuda-based global insurance company. Prior to that role, Mr. Lyons had served in various capacities within Arch Insurance U.S. operations, including as Chairman and Chief Executive Officer of Arch Worldwide Insurance Group. Prior to joining Arch Capital Group, Mr. Lyons held various positions at Zurich U.S., Berkshire Hathaway and AIG.	64	2018

Name	Title and Biographical Information	Age	Served as Officer Since
DOUGLAS A. DACHILLE	**Executive Vice President and Chief Investment Officer** Douglas A. Dachille joined AIG in September 2015 as Executive Vice President and Chief Investment Officer. Mr. Dachille served as Chief Executive Officer of First Principles Capital Management, LLC (First Principles), an investment management firm, from September 2003 until its acquisition by AIG in September 2015. Prior to co-founding First Principles, he was President and Chief Operating Officer of Zurich Capital Markets. Mr. Dachille began his career at JPMorgan Chase, where he served as Global Head of Proprietary Trading and Co-Treasurer.	56	2015
LUCY FATO	**Executive Vice President, General Counsel & Global Head of Communications and Government Affairs** Lucy Fato joined AIG in October 2017 as Executive Vice President & General Counsel and also served as Interim Head of Human Resources from October 2018 to July 2019. She took on additional responsibilities as Global Head of Communications and Government Affairs in November 2020. From October 2016 until joining AIG, she was Managing Director, Head of the Americas and General Counsel at Nardello & Co. LLC, a global private investigative firm, where she remains on the Advisory Board. Previously, she worked at S&P Global (formerly known as McGraw Hill Financial), a financial information and analytics corporation, where she served as Executive Vice President & General Counsel from August 2014 to October 2015, and as a Consultant from October 2015 to October 2016. Prior to that, Ms. Fato was Vice President, Deputy General Counsel and Corporate Secretary at Marsh & McLennan Companies, Inc. from 2005 to 2014. Ms. Fato began her legal career at Davis Polk & Wardwell LLP where she spent fourteen years, including five as a partner in the Capital Markets Group.	54	2017
SHANE FITZSIMONS	**Executive Vice President and Chief Administrative Officer** Shane Fitzsimons joined AIG as Global Head of Shared Services in July 2019 and currently serves as Executive Vice President and Chief Administrative Officer. He also oversees AIG's Shared Services, Financial Planning and Analysis and Corporate Real Estate groups. Prior to joining AIG, he was Group Synergy Officer at TATA Group, an Indian multinational conglomerate from April 2018 to June 2019. Previously, Mr. Fitzsimons served in various operational and financial leadership roles at General Electric Company from March 1994 to September 2017. Prior to his time at General Electric Company, Mr. Fitzsimons spent seven years in public accounting in Ireland and the Netherlands.	53	2020

Name	Title and Biographical Information	Age	Served as Officer Since
KEVIN T. HOGAN	**Executive Vice President and Chief Executive Officer, Life and Retirement** Kevin Hogan joined AIG as Chief Executive Officer of Global Consumer Insurance in October 2013 and currently serves as Executive Vice President and Chief Executive Officer, Life and Retirement. Prior to joining AIG, Mr. Hogan was Chief Executive Officer, Global Life for Zurich Insurance Group. Prior to Zurich, Mr. Hogan was previously employed by AIG where he began his career and held various positions in Property Casualty and Life and Retirement.	58	2013
KAREN LING	**Executive Vice President and Chief Human Resources Officer** Karen Ling joined AIG as Executive Vice President and Chief Human Resources Officer in July 2019. From July 2014 until joining AIG, she served as Executive Vice President and Chief Human Resources Officer at Allergan plc., a pharmaceutical company. Prior to Allergan, Ms. Ling was Senior Vice President, Human Resources, for Merck & Co., Inc.'s Global Human Health and Consumer Care businesses worldwide. She previously served as Group Vice President, Global Compensation & Benefits at Schering-Plough Corporation prior to its acquisition by Merck & Co., Inc. Prior to joining Schering-Plough Corporation, Ms. Ling held various positions at Wyeth, LLC.	57	2019
DAVID MCELROY	**Executive Vice President and Chief Executive Officer, General Insurance** David McElroy joined AIG in October 2018 as President and Chief Executive Officer of Lexington Insurance Company and was promoted to President and Chief Executive Officer of North America General Insurance in June 2019. He was promoted to Executive Vice President and Chief Executive Officer, General Insurance in August 2020. Prior to joining AIG, Mr. McElroy served as Executive Chairman of Arch Insurance Group Inc. from January 2018 to July 2018 and as Vice Chairman of Arch Worldwide Insurance Group from October 2017 to December 2017. He previously served as Chairman and Chief Executive Officer of Arch Worldwide Insurance Group from September 2012 to September 2017. Arch Insurance Group, Inc. and Arch Worldwide Insurance Group are divisions of Arch Capital Group, Ltd., a Bermuda based global insurance company. Prior to joining Arch Capital Group, Mr. McElroy served in various leadership roles at The Hartford Financial Services Group, Inc., Reliance National Insurance Company and The Chubb Corporation.	62	2020

Name	Title and Biographical Information	Age	Served as Officer Since
NAOHIRO MOURI 	**Executive Vice President and Chief Auditor** Naohiro Mouri joined AIG in July 2015 as Senior Managing Director of Asia Pacific Internal Audit and was appointed Executive Vice President and Chief Auditor in March 2018. From November 2013 to July 2015, he was a Statutory Executive Officer, Senior Vice President and Chief Auditor for MetLife Japan and, from July 2007 to November 2013, he was Chief Auditor at JP Morgan Chase for Asia Pacific. He has also held chief auditor positions at Shinsei Bank, Morgan Stanley Japan and Deutsche Bank Japan.	62	2018
JOHN P. REPKO 	**Executive Vice President and Chief Information Officer** John P. Repko joined AIG in September 2018 as Executive Vice President and Chief Information Officer. Additionally, he leads Global Sourcing. Prior to joining AIG, he was Vice President and Global Chief Information Officer of Johnson Controls International plc, a technology and industrial company, taking up this position with the merger of Johnson Controls, Inc. and Tyco International plc. Previously, he worked at Tyco International plc as Senior Vice President, Chief Information Officer and Enterprise Transformation Leader from 2012 to 2016. Prior to joining Tyco International plc, Mr. Repko held various chief information officer roles at Covance Inc., SES Global and General Electric's GE Americom division.	58	2018

Executive Compensation

LETTER FROM THE COMPENSATION AND MANAGEMENT RESOURCES COMMITTEE

The Board and CMRC remain committed to overseeing executive compensation programs that attract, motivate, reward and incentivize highly qualified leaders, to working with management on initiatives and progress related to human capital management, including diversity, equity and inclusion and to taking into account the experience and feedback of our shareholders.

Upon the onset of the COVID-19 crisis and its collateral effects on the global economy in the first quarter of 2020, we pivoted quickly and adapted our approach to executive compensation to address AIG's changing priorities, while continuing to reinforce the importance of AIG's in-flight transformation initiatives. The CMRC increased our meeting cadence in 2020, meeting nine times during the year, and deferred taking certain critical compensation-related actions, so that we could monitor the evolving crisis in real-time to ensure we made prudent, informed decisions in a challenging year.

While the impact of the COVID-19 crisis on the global economy raised challenges for AIG and the price of our common stock, the strong business fundamentals and substantial work done to de-risk the company's balance sheet since 2017 left AIG well-positioned to navigate the crisis with remarkable strength and resiliency. In 2020, the named executives continued to work to strengthen AIG's core businesses and leverage our financial position to strategically deploy our capital in alignment with three strategic priorities: liquidity, capital preservation and de-risking. The named executives also drove significant accomplishments across the company, including:

- Implemented a robust response to the COVID-19 crisis that provided critical support to our clients, policyholders, partners and communities and prioritized the health, safety and mental well-being of our employees.
- Took concrete actions to support our diverse employees and position AIG as an ally with movements for racial equality following events in the summer of 2020 that exposed the depth of racial injustice that continues to exist in the U.S. and around the world.
- Executed a thoughtful, well-coordinated succession plan, leading to Mr. Zaffino becoming President and Chief Executive Officer, Mr. Duperreault becoming Executive Chair and Mr. Steenland becoming Lead Independent Director, in each case effective March 1, 2021.
- Completed a comprehensive review of AIG's composite structure, leading to the October 2020 announcement of AIG's intention to separate its Life and Retirement business from AIG, which we hope will unlock value for our shareholders.

The CMRC's 2020 compensation decisions, which are outlined in detail in our Compensation Discussion and Analysis that follows, balanced rewarding our named executives for their extraordinary leadership through the unprecedented COVID-19 crisis with taking into account the experience of our shareholders in a year of significant global market volatility.

Looking ahead, the CMRC will continue to refine and evolve its compensation programs to ensure alignment with our transformation to become a leading insurance franchise and a top performing company.

Compensation and Management Resources Committee
American International Group, Inc.

W. Don Cornwell (Chair)
Henry S. Miller
Linda A. Mills
Thomas F. Motamed
Therese M. Vaughan

COMPENSATION DISCUSSION AND ANALYSIS

OUR COMPENSATION DISCUSSION AND ANALYSIS AT A GLANCE

NAMED EXECUTIVES IN 2020

Named Executive	Title as of December 31, 2020
Brian Duperreault	Chief Executive Officer(1)
Mark D. Lyons	Executive Vice President and Chief Financial Officer
Peter Zaffino	President and Global Chief Operating Officer(2)
Douglas A. Dachille	Executive Vice President and Chief Investment Officer
Lucy Fato	Executive Vice President, General Counsel & Global Head of Communications and Government Affairs(3)

(1) Mr. Duperreault became Executive Chair, effective March 1, 2021.
(2) Mr. Zaffino was promoted to President and Chief Executive Officer, effective March 1, 2021.
(3) Ms. Fato's role was expanded to include Global Head of Communications and Government Affairs, effective September 10, 2020.

EXECUTIVE SUMMARY

AIG's Journey

Beginning in late 2017, AIG undertook significant foundational work under a committed new leadership team to instill a culture of underwriting excellence and adjust our risk tolerances to minimize volatility. As a result of that work, AIG delivered improved financial and TSR performance in 2019 and entered 2020 in a robust capital and liquidity position. As 2020 began, the leadership team turned their focus to further strengthening our balance sheet, unlocking shareholder value and pursuing strategic change through our multi-year operational transformation initiative, AIG 200.

- **AIG demonstrated resiliency in 2020 made possible by work to strengthen fundamentals since late 2017**
- **As the COVID-19 crisis spread, AIG pivoted to focus on liquidity, capital preservation and de-risking**

In the first quarter of 2020, the COVID-19 crisis manifested as an unprecedented catastrophe with uncertain severity and duration and had a significant effect on the global economy. Our strong business fundamentals and substantial work done to de-risk the company's balance sheet left AIG well-positioned to navigate the crisis with remarkable strength and resiliency. Early on in the crisis, the Board and management identified three priority focus areas for AIG—liquidity, capital preservation and de-risking—aimed at protecting and strengthening our balance sheet to enable AIG to effectively manage through the COVID-19 crisis and its collateral effects.

- Focusing on liquidity and capital preservation provided financial flexibility to weather the volatility of the global capital markets and the ramifications of the COVID-19 crisis on our various lines of business.
- Focusing on de-risking enabled our operating companies to maintain their financial strength by reducing market risk exposures, optimizing reinsurance programs, accelerating remediation actions on unprofitable lines of business, divesting legacy liabilities and leveraging transformational initiatives to maximize short-term expense reductions.

Early on in the crisis, the global markets suffered an extreme downturn and AIG's stock price reflected this turmoil, erasing the emerging positive effects of our transformational efforts. However, we continued to work to strengthen our core businesses and leverage our financial position to strategically deploy our capital. Beyond AIG's focus on maintaining balance sheet strength, AIG implemented a robust response to the COVID-19 crisis by providing critical support to our employees. AIG prioritized the health and safety of our employees by quickly and effectively transitioning 90 percent of our employees to remote work, providing a $500 grant to all employees globally in March 2020, establishing a pandemic loan program and providing employees with two additional paid holidays in April and October 2020 to help them focus on mental health and well-being. Additionally, following events in the summer of 2020 that exposed the depth of racial inequality that continues to exist in the U.S. and around the world, AIG took concrete actions to support its diverse employees and position AIG as an ally with movements for racial equality.

Over the course of 2020, we also undertook a comprehensive review of our composite structure as both a property and casualty company and a life and retirement company. We concluded that, over time, a separation of these two businesses could unlock value for our shareholders that could be greater than maintaining our current structure. As such, in October 2020, we announced our intent to separate the Life and Retirement business from AIG. As a resilient AIG emerges from this period of uncertainty, we remain focused on our strong capital position and AIG 200, enabling the pursuit of longer-term strategies while delivering superior value to our clients, distribution partners, shareholders and other stakeholders.

In October 2020, AIG also executed on a thoughtful, well-coordinated succession plan, announcing that Mr. Zaffino would become President and Chief Executive Officer, Mr. Duperreault would become Executive Chair and Mr. Steenland would become Lead Independent Director, in each case effective March 1, 2021. The Board is confident that AIG has the right team to lead AIG through the next phase of our journey.

Please see "Executive Summary—2020 Highlights" beginning on page 2 for an overview of AIG's key 2020 performance highlights.

Aligning AIG's Compensation Programs with our Transformation Journey
As AIG continues its journey to become a leading insurance franchise and a top-performing company, the CMRC refines and evolves the compensation programs to ensure alignment. This was particularly true in 2020, as the COVID-19 crisis led the CMRC to approve changes to our compensation programs to ensure they reflected our strategic priorities in an uncertain operating environment and the effective alignment of pay and performance.

2018

Launch transformation focused on fundamentals and de-risking

- Strengthened our underwriting and reduced volatility in our portfolio
- Diversified our investment portfolio resulting in significant de-risking and reduced volatility
- Consolidated the majority of our Legacy portfolio to enable more effective management of these exposures

2019

Expand transformation to include operational excellence

- Strengthened the balance sheet with continued de-risking actions
- Instilled a culture of underwriting excellence and adjusted risk tolerances
- Implemented a best-in-class reinsurance program
- Enhanced user and customer experiences
- Launched AIG 200 to modernize our operating infrastructure

2020

Leverage transformation to navigate COVID-19 with resilience

- Past focus on fundamentals positioned AIG to successfully navigate COVID-19 crisis and its collateral effects
- Strengthened parent capital and liquidity
- Continued to focus on underwriting and operational excellence
- Announced intent to separate Life and Retirement in an effort to unlock value for shareholders
- Announced well-planned Chief Executive Officer succession

OUR COMPENSATION PROGRAMS CONTINUE TO EVOLVE IN LOCKSTEP WITH OUR JOURNEY

- Business unit and Headquarter STI scores replaced single company score to drive business unit accountability
- Stock options added to LTI program to appropriately incentivize management and align with long-term sustainable growth
- Recognized industry metrics used in performance-based compensation to provide transparency and focus management on financial objectives fundamental to insurance companies

- STI program continued to focus on business unit accountability and use of empirical performance metrics with quantifiable operating goals
- Relative TSR cap added to PSU awards to further align management's LTI awards with our shareholders' experience

- Pivoted to single company Business Performance Score in STI for 2020 to align with corporate priorities in a COVID-19 environment
- Increased use of relative metrics to mitigate goal-setting challenges under evolving circumstances of the COVID-19 crisis
- Incorporated AIG 200 Cumulative Run-rate Net GOE Savings goal in the PSU metrics to align with our long-term strategic plan
- Continued alignment to shareholder experience with a TSR modifier applied to PSU awards

The Impact of the COVID-19 Crisis on our Executive Compensation Programs
The onset of the COVID-19 crisis and its collateral effects on the global economy in the first quarter of 2020 required the CMRC to pivot and adapt its approach to executive compensation to address AIG's changing priorities, while continuing to reinforce the importance of transformation initiatives. Per its usual timelines, target compensation levels were approved in the first months of the new year with incentive plan goals due to be approved in March. However, by March, uncertainties and growing concerns about the magnitude of the potential impact of the COVID-19 crisis led the CMRC to delay the finalization of the STI plan and PSU performance metrics, while proceeding with the grant of stock options and RSUs in order to project stability to the leadership team and employee base. This bifurcated incentive issuance process provided AIG with time to better assess and forecast the potential impact of the COVID-19 crisis on AIG's short-, medium- and long-term business strategies, and develop metrics that supported our most urgent corporate priorities. The CMRC revisited the STI plan and PSU design and metrics at four meetings between March and July. In May, the CMRC approved the performance metrics for our STI program, which were aligned with AIG's three priority focus areas of liquidity, capital preservation and de-risking. The CMRC designed a disciplined discretion framework for the STI program, so that overall business performance and business unit performance would be measured by assessing quantifiable results against internal expectations in the context of the COVID-19 crisis. In July, as AIG and the CMRC had better insight into the broad range of potential long-term impacts of the COVID-19 crisis on our business, the CMRC approved metrics for the 2020 PSUs, incorporating Relative Tangible BVPS and relative TSR metrics, to mitigate the need to calibrate absolute long-term goals in the midst of continued uncertainty, and an absolute metric relating to AIG 200 Cumulative Run-rate Net GOE Savings*. While the operating environment remained uncertain, these areas of focus are integral to AIG's long-term, sustainable growth and resiliency.

Important aspects of our 2020 executive compensation framework remained consistent with the framework for 2019:

- STI awards continued to be based on a combination of Business and Individual Performance Scores combined on a multiplicative basis, meaning if either element is zero, no STI award is earned;

- The Individual Performance Score component of STI awards continued to assess performance under four pillars—Financial, Strategic, Operational and Organizational—which reflect various important initiatives for AIG including employee engagement, well-being, and diversity, equity and inclusion;

- LTI awards continued to be granted in a combination of PSUs (50%), stock options (25%) and RSUs (25%);

- 2020 PSUs continued to be subject to performance measures combining financial, operational and TSR metrics; and

- Performance requirements for the 2018 and 2019 PSUs granted to our named executives remained unchanged and the CMRC did not use discretion when adjudicating the performance of the 2018 PSU awards for our named executives.

However, other aspects of our 2020 program and some of the underlying details changed to align with our priority focus areas within the context of an uncertain operating environment as a result of the COVID-19 crisis:

- The Business Performance Score component of the 2020 STI plan was assessed on a company-wide basis rather than on a business unit basis, reflecting our enterprise-wide focus on liquidity, capital preservation and de-risking;

- Business unit accountability was maintained, but through the Financial pillar of our Individual Performance Score assessment in the STI plan in 2020;

- Overall business performance and business unit performance were assessed using a disciplined discretion framework that assessed quantifiable results against internal expectations with respect to AIG's capital and liquidity position and risk profile in the context of the COVID-19 crisis; and

- The 2020 PSUs granted as part of our LTI awards were subject to new performance metrics: Relative Tangible BVPS* growth, AIG 200 Cumulative Run-rate Net GOE Savings* and TSR. Both BVPS and TSR will be measured on a relative basis, mitigating the need to calibrate long-term goals that might ultimately be too challenging or too easy to attain. The AIG 200 Cumulative Run-rate Net GOE Savings* goals were unchanged from those developed as part of AIG 200 when it was announced in 2019.

2020 Short-Term Incentive Plan

Target Short-Term Incentive Award ($)	Business Performance Score (0% - 150%)	Individual Performance Score (0% - 150%)	Actual Short-Term Incentive Award ($)

BUSINESS PERFORMANCE SCORE

AIG's Strategic Priority Areas

1. Liquidity
2. Capital Preservation
3. De-Risking

INDIVIDUAL PERFORMANCE SCORE

Four Strategic Pillars

1. **Financial**
2. Strategic
3. Operational
4. Organizational

Headquarters
- Direct GOE*
- AIG 200 Cumulative Run-rate Net GOE Savings*
- Weighted average of General Insurance Investments and Life and Retirement

General Insurance
- Accident Year Combined Ratio, As Adjusted*
- Underwriting Capital

Investments
- Investment performance vs. benchmark
- Direct GOE*

Life and Retirement
- Normalized Return on Adjusted Segment Common Equity*
- GOE (net)*
- Capital

Regardless of performance, all awards are subject to an overall cap of 200% of target

This approach means that:

- Financial performance is considered as part of both the business performance assessment on a company-wide basis, and the individual performance assessment as it pertains to each named executive's area of accountability;
- No payout is earned if the Business Performance Score is zero (even if the Individual Performance Score is greater than zero); and
- **Individual Performance Score cannot account for more than one-third of the total amount earned.**

2020 Performance Share Units



Relative Tangible BVPS* (80%)	AIG 200 Cumulative Run-rate Net GOE Savings* (20%)

Relative TSR (Modifier)

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

The CMRC believes that these changes collectively resulted in an executive compensation framework for 2020 that appropriately balanced a performance orientation and pay for performance mindset with the uncertainty that dominated the year, requiring agility from our leaders.

Additional information on the programs in place for 2020 can be found under "—2020 Compensation Decisions and Outcomes," beginning on page 66.

Overview of 2020 Compensation Program and Decisions

Our executive compensation program is designed to incentivize and reward performance that supports long-term, sustained value creation, while taking into account the experience of our shareholders. This is achieved through a balanced pay mix that is weighted towards at-risk pay, featuring variable and performance-based pay and a combination of STI and LTI performance metrics that focus on insurance profitability and operational excellence.

The table below summarizes our 2020 compensation program and decisions for each named executive. Ms. Fato was the only named executive to receive an individual modifier to her target LTI award for 2020. In granting this individual modifier of 125 percent, the CMRC recognized the additional responsibilities she assumed in October 2018 as Interim Head of Human Resources pending the arrival of Karen Ling in July 2019 and was in recognition of her positive performance in that role, including leading the search process that led to the hiring of Ms. Ling.

2020 Compensation Component	Duperreault	Lyons	Zaffino	Dachille	Fato[1]
Target compensation, informed by market practices in our peer group					
Base Salary	$ 1,600,000	$1,000,000	$ 1,400,000	$1,250,000	$1,000,000
Target STI	$ 4,500,000	$1,900,000	$ 3,000,000	$2,500,000	$1,900,000
Target LTI	$12,900,000	$3,300,000	$ 8,600,000	$4,250,000	$3,300,000
Target Direct Compensation	$19,000,000	$6,200,000	$13,000,000	$8,000,000	$6,200,000
Compensation decisions, informed by target compensation and business and individual performance					
2020 STI Percent of Target Earned (Business Performance Score x Individual Score)(2)	100%(3)	161%	150%	132%	151%
Business Performance Score	107.5%	107.5%	107.5%	107.5%	107.5%
Business Performance Score, as adjusted	100%(3)	—	100%(4)	—	—
Individual Score	140%(3)	150%	150%	123%	140%
2020 Actual STI Award	$4,500,000(3)	$3,059,000	$ 4,500,000	$3,300,000	$2,869,000
2020 LTI Individual Modifier	—	—	—	—	125%
2020 Target LTI Grant	12,900,000	3,300,000	8,600,000	4,250,000	3,950,000

(1) In September 2020, the CMRC approved an increase to Ms. Fato's target compensation in recognition of her expanded role and responsibilities. Ms. Fato's base salary increased to $1,000,000, her target STI opportunity increased to $1,900,000 and her target LTI opportunity increased to $3,300,000. The LTI Individual Modifier of 125% was applied to her pre-adjustment target LTI value of $2,600,000.

(2) See the "—2020 Compensation Decisions and Outcomes—2020 Short-Term Incentive Awards" for detailed explanation of the underlying performance considered in assessing the Business and Individual Performance Scores.

(3) In light of AIG's TSR relative to compensation peers in 2020, the CMRC and Mr. Duperreault determined that (i) the Business Performance Score applied to Mr. Duperreault's 2020 STI award should be 100%; and (ii) the Chief Executive Officer's 2020 STI award should be paid at target, notwithstanding AIG's successful navigation of the unprecedented COVID-19 crisis and Mr. Duperreault's efforts in executing a well-coordinated Chief Executive Officer succession process, resulting in an Individual Performance Score of 140%.

(4) The CMRC and Mr. Zaffino agreed to lower the Business Performance Score applied to Mr. Zaffino's 2020 STI award from 107.5% to 100%.

As discussed below, the 2018-2020 PSUs were earned at 91 percent of target, with no adjustments made to the metrics, goals or outcome for our named executives given the long-term nature of the program.

Additional information on individual pay decisions can be found under "—2020 Compensation Decisions and Outcomes," beginning on page 66.

Alignment of Pay with Shareholder Experience

Our executive compensation program aligns pay with performance, as demonstrated through a compensation framework where 92 percent of our Chief Executive Officer's annual target total direct compensation is variable or "at-risk." We also seek to align pay with shareholder experience by employing metrics and vehicles that provide exposure to stock price movements, and that reward both in-year delivered performance and leading performance indicators critical to long-term success. In 2019, the success of the foundational work undertaken since 2017 was evident in both our financial results and our returns to stockholders, with TSR outperforming the S&P 500 and the median S&P 500 insurance company. Early in 2020, at the beginning of the COVID-19 crisis, the global markets suffered a downturn and AIG's stock price reflected this turmoil, erasing the emerging positive effects of our transformational efforts. Given the performance-based structure of our executive compensation program, this stock performance has impacted equity payouts and realized equity value for our executives, commensurate with returns to our shareholders.

- **92%** of target pay to our Chief Executive Officer is variable or "at-risk"
- **22%** of target: realized value of performance-based equity awards made to Chief Executive Officer through 2019

The alignment of pay for performance with the experience of our shareholders is further evidenced through the outcomes earned under our incentive programs over the last four years. In two of the three most recent vesting cycles of PSUs, the earned payout factor was 0 percent. The 2018-2020 PSUs were earned at 91 percent of target, reflecting positive outcomes for two of the three performance metrics as a result of the improved operational performance under our new leadership team. See "—2020 Compensation Decisions and Outcomes—Assessment of 2018 Performance Share Units."

As we continue to improve operational performance to drive transformative growth that will unlock value for our shareholders, realized pay remains low relative to target. This reflects that, while there are improvements in our underlying performance, it has not yet translated into meaningful returns to our shareholders, with most stock option awards underwater. If the leadership team is successful in steering AIG through the COVID-19 crisis, executing the separation of Life and Retirement from AIG and delivering on AIG 200, these actions should result in share price appreciation for our shareholders, and the pay realized by our named executives should also improve.

PRE-2020 LONG-TERM INCENTIVE PAY FOR PERFORMANCE
VALUE OF 2016-2019 PERFORMANCE-BASED AWARDS (PSUS AND STOCK OPTIONS) AS OF DECEMBER 31, 2020*



■ Value as of December 31, 2020

* Represents value of all performance-based LTI awards (i.e., PSUs and stock options) granted between 2016 and 2019 as a percentage of target value at grant as of December 31, 2020 based on performance levels (as applied to our PSUs) and our stock price. 2019 PSUs assume target performance. Stock option value based on intrinsic value. Messrs. Duperreault and Zaffino and Ms. Fato joined AIG in 2017 and accordingly received no 2016 LTI awards. Mr. Lyons joined AIG in 2018 and accordingly received no 2016 or 2017 LTI awards. Amounts for Messrs. Duperreault, Lyons and Zaffino include new hire stock options that were granted when they joined AIG.

Special Awards

The CMRC is committed to identifying, attracting, motivating, rewarding and retaining highly qualified leaders who drive AIG's long-term success. These goals were particularly important to the CMRC in 2020, where the strength and performance of our senior leaders made them attractive targets in a competitive market for talent with turnaround experience.

The CMRC examined the role of our leadership team in our strategic priority areas and assessed the extraordinary efforts of certain named executives assuming new roles and responsibilities. In recognition of their demonstrated performance, the CMRC approved one-time RSU awards for Messrs. Zaffino and Lyons and Ms. Fato having target values of $10 million, $3 million and $1 million, respectively.

In each case, the vesting schedule for the award was aligned with the role of the named executive and the size of the named executive's award, with Mr. Zaffino's special award vesting in equal thirds on the third, fourth and fifth anniversaries of the grant date. Further details regarding these awards can be found under "—2020 Compensation Decisions and Outcomes—Special Awards" below.

ENGAGEMENT WITH SHAREHOLDERS ON EXECUTIVE COMPENSATION TOPICS

The CMRC views shareholder feedback as an important input into its decisions on executive compensation. AIG has developed a robust shareholder engagement program that ensures an active, year-round, open dialogue with shareholders on various topics. In 2020 we reached out to 57 of our top shareholders and other key stakeholders representing over 79 percent of our shares outstanding with invitations to meet with our management and/or directors. We held 34 meetings with shareholders representing over 50 percent of our shares outstanding.

- **Year-round, proactive engagement**
- **34 meetings with shareholders representing over 50% of shares outstanding**
- **93.9% of votes cast in favor of say-on-pay in 2020**

At our 2020 shareholder meeting, 93.9 percent of votes were cast in favor of our say-on-pay resolution. This reinforced the positive feedback we received during our 2019 engagement for the responsive changes made to our programs and support for the executive leadership team. Our engagement in 2020 provided additional insights that were incorporated into the CMRC's decision-making process this year.

Discussions on the topic of executive compensation during our 2020 engagement meetings primarily focused on the potential impact of the COVID-19 crisis on compensation design and outcomes and on AIG's employees. Our shareholders acknowledged the unique challenges the macro operating environment presented, and they provided directional input reflective of the broader market sentiment which the CMRC had been monitoring. In particular, our shareholders anticipated that a more discretionary approach would be required in the STI plan to address the difficulties in setting appropriate performance goals tied to changing priorities, and they strongly advised against changes to unvested LTI awards. This feedback was underpinned by a continuing ask for pay that aligns with the shareholder experience and that disclosure regarding the eventual decisions made by the CMRC be clear and transparent.

Executive Compensation Themes Discussed	AIG's Response to Shareholder Feedback
Many shareholders anticipated that a more discretionary approach would be required in the STI plan as a result of the COVID-19 crisis and expressed a desire for clear disclosures around the CMRC's decision-making	• Modified the STI plan approach and metrics, using disciplined discretion to assess performance and determine STI awards • Continued commitment to clear and transparent disclosure regarding the application of judgment and discretion in assessing performance outcomes
Shareholders desired fewer changes to LTI programs as a result of the COVID-19 crisis and stressed the need to continue to align long-term awards with the shareholder experience	• Delayed grant of 2020 PSUs to enable informed review of performance metrics and goal setting following more clarity as to the possible impacts of the COVID-19 crisis on AIG's long-term strategic priorities • Core 2020 PSU goals based on areas of focus integral to AIG's long-term, sustainable growth • Continued use of a three-year relative TSR metric to provide a direct tie to the shareholder experience
Shareholders strongly advised against changes to unvested in-flight LTI award metrics	• Made no changes to any aspect of the 2018 or 2019 PSUs for the named executives

The Board and CMRC remain committed to an ongoing dialogue with shareholders and view these discussions and feedback as important input into the oversight and design of AIG's executive compensation programs. Additional information on our year-round shareholder engagement program can be found under "Year-Round Shareholder Engagement" beginning on page 41.

COMPENSATION DESIGN

Our Philosophy

Our compensation philosophy is based on a set of foundational principles that guide both how we structure our compensation program and how we reach compensation decisions. It is intended to be long-term oriented and risk-balanced, enabling us to deploy the best talent across our company for our various business needs. In the face of a global pandemic, these principles continued to be relevant and provided a strong grounding for our decision-making.

- **Long-term oriented**
- **Strategically aligned**
- **Risk-balanced**
- **Talent attracting**

Consistent with this philosophy, the CMRC evaluates and adjusts the programs annually, balancing our strategic priorities, talent needs, stakeholder feedback and market considerations to ensure the programs continue to meet their intended purpose.

Principle	Component	How We Apply It
We attract and retain the best talent	Offer **market-competitive** compensation opportunities to attract and retain the best employees and leaders for our various business needs	✔ Compensation levels set with reference to market data for talent peers with relevant experience and skillsets in the insurance and financial services industries where we compete for talent
We pay for performance	Create a **pay for performance** culture by offering STI and LTI compensation opportunities that reward employees for individual contributions and business performance Provide a market-competitive, performance-driven compensation structure through a **four-part program** that consists of base salary, STI, LTI and benefits	✔ Majority of compensation is variable and at-risk ✔ Incentives tied to AIG performance, business performance and individual contributions ✔ Objective performance measures and goals used, which are clearly disclosed ✔ Compensation provides significant upside and downside potential for superior and under performance
We align interests with our shareholders	Motivate all AIG employees to deliver **long-term, sustainable and profitable growth,** while balancing risk to create **long-term, sustainable value for shareholders** Align the long-term economic interests of key employees with those of our shareholders by ensuring that a **meaningful component** of their compensation is provided **in equity** **Avoid** incentives that encourage employees to take **unnecessary or excessive risks** that could threaten the value or reputation of AIG by rewarding both annual and long-term performance Maintain strong compensation **best practices** by meeting evolving standards of compensation governance and complying with regulations applicable to employee compensation	✔ Majority of compensation delivered in equity-based vehicles ✔ Majority of equity-based compensation is performance-based, in the form of PSUs and stock options ✔ Named executives subject to risk management policies, including a clawback policy, share ownership requirements both during and for a period following employment and anti-hedging and pledging policies ✔ Performance goals are set with rigorous standards commensurate with both the opportunity and our risk guidelines

Compensation Best Practices

AIG is committed to embracing the highest standards of corporate governance. We design our programs to pay for performance in alignment with the expectations of our shareholders and to minimize risk.

What We Do:

✔ Pay for performance

✔ Deliver majority of executive compensation in the form of at-risk, performance-based pay

✔ Align performance objectives with our strategy

✔ Engage with our shareholders on matters including executive compensation and governance

✔ Require meaningful share ownership and retention during employment and for six months following departure

✔ Prohibit pledging and hedging of AIG securities

✔ Cap payout opportunities under our incentive plans

✔ Maintain a robust clawback policy

✔ Maintain double-trigger change-in-control benefits

✔ Conduct annual compensation risk assessment

✔ Engage an independent compensation consultant

What We Avoid:

x No tax gross-ups other than for tax equalization and relocation benefits

x No excessive perquisites, benefits or pension payments

x No reloading or repricing of stock options or stock appreciation rights

x No equity grants below 100% of fair market value

x No dividends or dividend equivalents vest unless and until long-term incentive awards vest

Balanced Compensation Framework

Our compensation program is designed to give appropriate weighting to fixed and variable pay, short and long-term performance and business unit and enterprise-wide contributions. We provide three elements of annual total direct compensation: base salary, an STI award and an LTI award in the form of PSUs, stock options and RSUs. Our annual target total direct compensation and mix of components are set with reference to market data for comparable positions at our business and talent competitors. We also provide market-based perquisites and benefits.





2020 CEO ANNUAL TARGET TOTAL DIRECT COMPENSATION

Base Salary **8%**
Long-Term Equity Incentive **68%**
Short-Term Cash Incentive **24%**
Stock Options **25%**
RSUs **25%**
PSUs **50%**
At Risk Pay, Subject to Clawback: **92%**

2020 AVERAGE ANNUAL TARGET TOTAL DIRECT COMPENSATION OF OTHER NAMED EXECUTIVES

Base Salary **14%**
Long-Term Equity Incentive **59%**
Short-Term Cash Incentive **27%**
Stock Options **25%**
RSUs **25%**
PSUs **50%**
At Risk Pay, Subject to Clawback: **86%**

LONG-TERM EQUITY INCENTIVE AWARD ALLOCATION



75% Performance Based (50% PSUs; 25% Stock Options)	**25%** Time Based (25% RSUs)

At Risk	At least 84% of each named executive's annual target direct compensation is at risk, based on performance and subject to clawback
Long-Term Oriented	At least 53% of each named executive's annual target direct compensation is delivered in LTI, with 75% of that in performance vehicles that reward for long-term value creation and performance achievements, and stock price appreciation relative to our trading price at grant
Risk Balanced	ERM reviews each named executive's annual goals and all incentive plans to ensure appropriate balance of risk and reward, without encouraging excessive risk-taking

Use of Market Data

We use data for our relevant peer groups to support the key principles of our compensation philosophy, including attracting and retaining the best talent and paying for performance.

AIG used four peer groups for executive compensation in 2020: one to inform compensation levels and design, and three for measuring relative performance in our LTI program. Each serves a distinct purpose to enhance relevance of the data being considered.

- Four peer groups
- Reflect competitors for talent, business and investors
- Aligns peer group with intended purpose

COMPENSATION PEER GROUP

- Provides perspective and data reflecting compensation levels and insight into pay practices
- Comprises companies of a similar size and business model, who draw from the same pool of talent as AIG
- Changes from 2019 reflect the first detailed review in several years; updates position AIG's size closer to median

AIG RELATIVE TSR PEER GROUP

- Provides a means to assess long-term relative value creation
- Comprises select insurance companies, expanding the Relative Tangible BVPS groups (see below) to include other global composite peers
- Applies to 2020 PSU awards
- 2019 PSU peer group comprised S&P 500 insurance companies

GENERAL INSURANCE AND LIFE AND RETIREMENT RELATIVE TANGIBLE BVPS PEER GROUPS

- Provides a means to assess each business unit's performance relative to more directly comparable peers under our long-term incentive program
- Each group comprises companies that compete with either General Insurance or Life and Retirement to ensure the comparability of results for AIG versus market and effectively align pay with performance. Results against each group are combined into a weighted average for an overarching AIG assessment of Relative Tangible BVPS for 2020 PSUs

Compensation Peer Group Review

In late 2019, the CMRC conducted a review of the compensation peer group with the support of its independent adviser. Six guiding principles were established to inform peer selection:

Business Model	Similar industries, with broadly similar cost structures, business models and global reach
Size	Comparable to AIG, taking primary account of total assets and market capitalization, with secondary references of references of revenue and headcount
Talent	Competitors for attracting and/or retaining executive talent
Capital	Competitors for investor capital
Reliability	Sufficiently robust group of companies to provide data with limited volatility year-on-year to enable meaningful decisions
Reasonableness	Judgment based assessment of overall relevance to AIG and reasonableness for the purpose of compensation comparisons

Following this analysis, the CMRC approved the following peer group for 2020 compensation decisions:

2020 COMPENSATION PEER GROUP

NEW PEER COMPANIES Added	EXISTING PEER COMPANIES Retained	FORMER PEER COMPANIES Removed
1. Manulife Financial Corp. 2. The Progressive Corporation	3. The Allstate Corporation 4. American Express Company 5. Bank of America Corporation 6. BlackRock, Inc. 7. Capital One Financial Corporation 8. Chubb Limited 9. CIGNA Corporation 10. Citigroup Inc. 11. JPMorgan Chase & Co. 12. Marsh & McLennan Companies, Inc. 13. MetLife Inc. 14. Prudential Financial Inc. 15. The Travelers Companies, Inc. 16. U.S. Bancorp 17. Wells Fargo & Company	Aetna, Inc. Aflac Inc. Ameriprise Financial, Inc. Bank of New York Mellon Hartford Financial Services Invesco Ltd. Lincoln National Corporation Principal Financial Group, Inc. T. Rowe Price Group, Inc.

2019 COMPENSATION PEER GROUP

Those companies removed from the peer group did not sufficiently meet the established guiding principles or were no longer standalone listed companies. We believe the new 2020 group comprises companies our shareholders will consider relevant in assessing AIG's executive compensation. At the time of assessment, AIG ranked at the 58th percentile on total assets, 38th percentile on market cap, the 57th percentile on revenue and the 36th percentile on headcount among our 2020 compensation peer group.

Long-Term Incentive Peer Groups

The remaining three peer groups are used for the purpose of assessing relative performance under our LTI program. Beginning in 2019, relative TSR was added as an element of the performance metrics applied to PSUs. For the 2020 PSUs, we also changed the previously used BVPS metric to be measured on a relative basis, to mitigate the challenges of setting long-term goals in the current operating environment. To enhance the alignment of payouts with performance, separate peer groups, each consisting of seven companies, were developed for General Insurance and Life and Retirement, with performance for each peer group assessed separately and combined on a weighted basis. This reflects the different BVPS expectations for each business unit both within AIG and observed in the market. The constituent companies of each peer group are longstanding competitor reference points for each business. In assessing relative TSR performance, these two groups of seven companies are then combined with five other composite insurance companies into a single reference group of 19 companies.

RELATIVE TANGIBLE BVPS PEER GROUPS

GENERAL INSURANCE	LIFE AND RETIREMENT	COMPOSITE INSURERS
1. Chubb Limited	1. Brighthouse Financial, Inc.	1. Allianz SE
2. CNA Financial	2. Lincoln National Corporation	2. AXA SA
3. Hartford Financial Services	3. MetLife Inc.	3. Munich Re Group
4. Markel Corporation	4. Principal Financial Group, Inc.	4. Swiss Re Ltd
5. Tokio Marine Holdings, Inc.	5. Prudential Financial Inc.	5. Zurich Insurance Group Ltd.
6. The Travelers Companies Inc.	6. Prudential plc	
7. W.R. Berkley Corporation	7. Voya Financial, Inc	

RELATIVE TSR PEER GROUP

For more information on the definitions and operation of these metrics, see "—2020 Compensation Decisions and Outcomes—2020 Long-Term Incentive Awards."

2020 COMPENSATION DECISIONS AND OUTCOMES

2020 Target Direct Compensation

During the first quarter of 2020, the CMRC established target compensation for our named executives, comprising base salary, a target STI opportunity and a target LTI opportunity.

2020 Compensation Component	Duperreault	Lyons	Zaffino	Dachille	Fato(1)
Base Salary	$ 1,600,000	$1,000,000	$ 1,400,000	$1,250,000	$1,000,000
Target STI	$ 4,500,000	$1,900,000	$ 3,000,000	$2,500,000	$1,900,000
Target LTI	$12,900,000	$3,300,000	$ 8,600,000	$4,250,000	$3,300,000
Target Direct Compensation	$19,000,000	$6,200,000	$13,000,000	$8,000,000	$6,200,000

(1) In September 2020, the CMRC approved an increase to Ms. Fato's target compensation in recognition of her expanded role and responsibilities. Ms. Fato's base salary increased from $900,000 to $1,000,000; her target STI opportunity increased from $1,750,000 to $1,900,000 and her target LTI opportunity increased from $2,600,000 to $3,300,000.

Actual STI awards vary from target based on a combination of business and individual scorecard outcomes. Similarly, LTI award grants can vary from target based on the CMRC's assessment of a range of factors, including prior-year performance and contributions, consideration of the complexity of expected contributions and the desire to enhance retention and/or provide incremental incentive for future success over the three-year performance period. Only Ms. Fato received an individual modifier to her 2020 LTI award grant. See "—2020 Long-Term Incentive Awards." Further information on the design and outcomes in relation to each of these elements of compensation is described below.

2020 Base Salary

> ### At a Glance:
> - Fixed cash compensation
> - Represents approximately 8%-16% of a named executive's annual target direct compensation
> - Effective in March of each year, or on a change in role where appropriate

Base salary is intended to fairly compensate the named executive for the responsibilities of his or her position, achieve an appropriate balance of fixed and variable pay and provide the executive with sufficient liquidity to discourage excessive risk-taking. The CMRC undertakes an annual review of named executive salaries to determine whether they should be adjusted. In making this determination, the CMRC considers a broad range of factors including role scope, experience, skillset, performance and salaries for comparable positions within the Compensation Peer Group, as well as internal parity among AIG's executive officers. The following salaries were approved for 2020.

Named Executive	2019 Base Salary	2020 Base Salary	Percent Increase
Brian Duperreault	$1,600,000	$1,600,000	0%
Mark D. Lyons	$1,000,000	$1,000,000	0%
Peter Zaffino	$1,400,000	$1,400,000	0%
Douglas A. Dachille	$1,250,000	$1,250,000	0%
Lucy Fato	$ 900,000	$1,000,000	11.1%

Mr. Duperreault has not received a base salary increase since his appointment in 2017. Ms. Fato was the only named executive receiving a base salary increase in 2020. The CMRC approved the increase to Ms. Fato's base salary effective September 2020 to reflect the expansion of her role and responsibilities to include Global Communications and Government Affairs.

2020 Short-Term Incentive Awards


At a Glance:

- Modified design for 2020 to enhance relevance during a period of uncertainty
- 2020 payouts ranged from 100% to 161% of target reflecting:
  - The CMRC's approval of an AIG Business Performance Score of 107.5% applied to the STI decisions for Messrs. Lyons and Dachille and Ms. Fato, reflecting AIG's significant achievements on our strategic financial priorities against the backdrop of unprecedented market volatility and challenges resulting from the COVID-19 crisis.
  - The CMRC's recognition of significant individual accomplishments by each of the named executives in each of the four strategic pillars—Financial, Strategic, Operational and Organizational.
  - A determination by the CMRC and Mr. Duperreault that, in light of AIG's TSR relative to compensation peers in 2020, (i) the Business Performance Score applied to the 2020 STI decision for Mr. Duperreault should be 100%; and (ii) the Chief Executive Officer's 2020 STI award should be paid at target, notwithstanding AIG's successful navigation of the unprecedented COVID-19 crisis and Mr. Duperreault's efforts in executing a well-coordinated Chief Executive Officer succession process, resulting in an Individual Performance Score of 140%.
  - An agreement by the CMRC and Mr. Zaffino to lower the Business Performance Score applied to Mr. Zaffino's 2020 STI award from 107.5% to 100%.

What's Unchanged for 2020:

- Payouts based on combination of business and individual performance
- Earned awards equal the Business Performance Score (0% to 150%), multiplied by the Individual Performance Score (0% to 150%)
- Individual assessments continue to be based on performance in four core areas (Financial, Strategic, Operational and Organizational)
- Payouts capped at 200% of target
- Subject to clawback

Changes for 2020:

- Guiding principle of rewarding for a strong capital position that allows AIG to pursue longer-term strategies that unlock shareholder value
- Business Performance Score in 2020 based on company-wide performance in three strategic priority areas of de-risking, liquidity and capital preservation
- Business performance was measured using a disciplined discretion framework that assessed quantifiable results against internal expectations with respect to the AIG's capital and liquidity position and risk profile in the context of the COVID-19 crisis
- Financial pillar of the individual assessment included assessment of supporting quantitative financial metrics for the business unit relevant to each named executive
- Mr. Duperreault's and Mr. Lyons' 2020 target opportunities increased to address market alignment shortfalls; Ms. Fato's target opportunity increased in September 2020 in recognition of the expansion of her duties and responsibilities


STI awards are designed to drive AIG's business objectives and strategies and reward for performance delivered during the year. In 2020 the CMRC determined it was appropriate to depart from the design established last year, which was based on quantitative business metrics and an Individual Performance Scorecard. The COVID-19 crisis presented unparalleled uncertainty and resulted in a global economic crisis. Due to the significant work done since 2017 to improve the fundamentals of our businesses and substantially de-risk the company's balance sheet, AIG was in a strong position entering 2020. The CMRC designed the 2020 STI program to reward for a strong capital position emerging from the COVID-19 crisis with which to

pursue longer-term strategies that unlock shareholder value, including the announcement of the planned separation of AIG's Life and Retirement business from AIG.

The fundamental structure of the STI program is unchanged from 2019: Business and Individual Performance Scores are combined on a multiplicative basis. This combination provides an opportunity to incentivize and reward for both leading and lagging indicators of performance, with a focus on guiding the organization towards balancing profitability, growth and risk. The payout profile for the 2020 STI Plan is also unchanged, with 50 percent of target payable for threshold performance and 150 percent of target payable for maximum performance in each area. Awards are subject to an overall cap of 200 percent of target. The CMRC applied judgment under the disciplined discretion framework of the 2020 STI plan to determine whether performance constituted 'threshold', 'target', 'maximum', or some other level of performance. For performance deemed to fall below threshold no STI awards would be earned.


Target Short-Term Incentive Award ($)
Business Performance Score (0% - 150%)
Individual Performance Score (0% - 150%)
Actual Short-Term Incentive Award ($)
BUSINESS PERFORMANCE SCORE
AIG's Strategic Priority Areas
1. Liquidity
2. Capital Preservation
3. De-Risking
INDIVIDUAL PERFORMANCE SCORE
Four Strategic Pillars
1. Financial
2. Strategic
3. Operational
4. Organizational
Headquarters
• Direct GOE*
• AIG 200 Cumulative Run-rate Net GOE Savings*
• Weighted average of General Insurance Investments and Life and Retirement
General Insurance
• Accident Year Combined Ratio, As Adjusted*
• Underwriting Capital
Investments
• Investment performance vs. benchmark
• Direct GOE*
Life and Retirement
• Normalized Return on Adjusted Segment Common Equity*
• GOE (net)*
• Capital
Regardless of performance, all awards are subject to an overall cap of 200% of target

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

This approach means that:

- Financial performance is considered as part of both the business performance assessment on a company-wide basis, and the individual performance assessment as it pertains to each named executive's area of accountability;
- No payout is earned if the Business Performance Score is zero (even if the Individual Performance Score is greater than zero); and
- **Individual Performance Score cannot account for more than one-third of the total amount earned.**

Business Performance Scorecard

For 2020, the Business Performance Scorecard pivoted from business unit metrics to an assessment of company-wide performance given the uncertainty posed by the COVID-19 crisis. In May 2020, the CMRC established a program to focus on three priority areas of strategic significance: liquidity, capital preservation and de-risking. Within each area, potential actions were identified for management to pursue, although the CMRC purposefully did not establish formal objectives. This deference incentivized management to adopt an agile mindset in navigating the uncertain environment with a fundamental focus on maintaining the financial strength of the holding and operating companies. In the first quarter of 2021, the CMRC assessed performance in each of these three areas as summarized below.

Strategic Priority Area	Achievements
Liquidity	• **Liability Management:** Implemented measures to actively increase liquidity in the face of the COVID-19 crisis, uncertain government policies and capital market conditions, including a $4.1 billion senior debt offering • **Parent Liquidity:** Maintained a strong liquidity position that exceeded all defined limits
Capital Preservation	• **Operating Company Capital:** All Material Tier 1 and Tier 2 Entities were operating at or above their operating ranges at year-end • **General Insurance Capital Position:** General Insurance Companies RBC* ratio of 460%—well above the target operating range; implemented letters of credit to maximize AIG UK and Validus Re's Tier 2 capital • **Life and Retirement Capital Position:** Life and Retirement Companies RBC* ratio 433%—well above the operating range; net credit losses were $460 million and net asset downgrades were approximately $700 million of lower excess capital as a result
De-risking	• **Fortitude Holdings:** The sale of Fortitude Holdings in June 2020 significantly de-risked AIG's balance sheet and generated $2.2 billion in net proceeds • **Private Client Group (PCG):** Significantly de-risked the PCG portfolio through a number of significant actions, including the launch of Syndicate 2019, a partnership with Lloyd's • **Investments:** Capitalized on improved market liquidity to make select reductions in risk positions in several sectors

* RBC is a formula designed to measure the adequacy of an insurer's statutory surplus compared to the risks inherent to the business. The inclusion of RBC measures is not intended for the purpose of ranking any insurance company or for use in connection with any marketing, advertising or promotional activities.

The CMRC reviewed AIG's significant achievements on these strategic priorities against the backdrop of unprecedented market volatility and challenges resulting from the COVID-19 crisis and approved a 2020 Business Performance Score of 107.5 percent, which was applied to the STI decisions for Messrs. Lyons and Dachille and Ms. Fato.

Notwithstanding the general 2020 Business Performance Score of 107.5 percent, in light of AIG's TSR relative to compensation peers in 2020, the CMRC and Mr. Duperreault determined that the Business Performance Score applied to the 2020 STI decision for Mr. Duperreault should be 100 percent. The CMRC and Mr. Zaffino also agreed to lower the Business Performance Score applied to Mr. Zaffino's 2020 STI award from 107.5 to 100 percent.

Individual Performance Scorecard

Given the importance of our named executives in making and operationalizing decisions that maintain AIG's capital strength and position AIG for future growth, the CMRC retained an individual performance assessment as part of each named executive's STI award determination in 2020. The Individual Performance Score is in addition to the Business Performance Score and is based on an assessment of their individual performance in four pillars (Financial, Strategic, Operational and Organizational) for the areas for which they are accountable.

FINANCIAL	STRATEGIC	OPERATIONAL	ORGANIZATIONAL
Assessed against the relevant corporate or business unit financial performance by role • Headquarters • General Insurance • Investments • Life and Retirement	Goals vary by individual and cover areas such as: • Strategic plan formulation and execution • Brand • Succession and talent	Goals vary by individual and cover areas such as: • COVID-19 response • AIG 200 • Employee engagement • Governance processes • Integrity	Goals vary by individual and cover areas such as: • Diversity, equity and inclusion • Talent development • Employee well-being • Workplace culture

The CMRC tailored specific areas of focus for each named executive to maximize the alignment of pay with their individual performance. As described above, in 2020 the CMRC pivoted to a company-wide performance assessment in determining the Business Performance Score.

To ensure a level of accountability for financial performance at the business unit level was maintained, the Financial pillar portion of the Individual Performance Score in 2020 was based on an assessment of the relevant business financial metrics applicable to the individual's area of responsibility. These metrics were set based on a thoughtful and deliberate process (See "—Compensation Governance—The Annual Process"). While formal targets were not assigned, the CMRC and Board communicated general expectations for business performance in each area and in the first quarter of 2021 assessed actual performance in the context of those expectations. The financial metrics that each named executive is subject to reflects the scope of responsibility for his or her respective role:

• Headquarters performance was considered for Mr. Duperreault, Mr. Lyons, Mr. Zaffino (in combination with General Insurance), and Ms. Fato;

• General Insurance performance was considered for Mr. Zaffino (in combination with Headquarters); and

• Investments performance was considered for Mr. Dachille.

The Life and Retirement scorecard is included in the table below because it is an indirect component of the Headquarters performance assessment. While the final score for Headquarters and General Insurance resulted in the same numerical outcome as the Business Performance Score, there is no direct correlation for this outcome.

Business	Performance Metric	2020 Actual	Assessment*
Headquarters *Duperreault, Lyons, Zaffino, Fato*	Direct GOE for full year(1)	$1,447 million	Target
	AIG 200 Cumulative Run-rate Net GOE Savings(1)	~$400 million	Above Target
	Weighted Average of General Insurance, Investments and Life and Retirement Performance	N/A	Above target
	Headquarters Performance Assessment vs. Expectations		**107.5%**
General Insurance *Zaffino; indirect component of Headquarters*	Accident Year Combined Ratio, As Adjusted(1)	94.1%	Above Target
	Underwriting Capital—RBC(2)	460%	Above target
	Underwriting Capital—Liquidity to Parent	$1,318 million	Target
	General Insurance Performance Assessment vs. Expectations		**107.5%**
Investments *Dachille; indirect component of Headquarters*	Performance relative to Benchmark	+31 bps	Above target
	Direct GOE for full year(1)	$386 million	Above target
	Investments Performance Assessment vs. Expectations		**115.0%**
Life and Retirement *Indirect component of Headquarters*	Normalized Return on Adjusted Segment Common Equity(1)	13.6%	Target
	GOE (Net)(1)	$1,513 million	Below target
	Capital—RBC(2)	433%	Above target
	Capital—Liquidity to Parent	$2,296 million	Above target
	Life and Retirement Performance Assessment vs. Expectations		**102.5%**

*   Above Target (101%-150% payout); Target (100% payout); Threshold (50%-99% payout); Below Threshold (0% payout).

(1)   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

(2)   RBC is a formula designed to measure the adequacy of an insurer's statutory surplus compared to the risks inherent to the business. The inclusion of RBC measures is not intended for the purpose of ranking any insurance company or for use in connection with any marketing, advertising or promotional activities.

The following tables summarize the 2020 objectives and describe the achievements considered by the CMRC in assessing each named executive's performance.

Brian Duperreault | Chief Executive Officer

Area and Purpose	Achievements

Financial
 	
Position AIG for long-term, profitable growth
	• AIG delivered strong results in key performance areas for 2020, including:
	  ○ Accident Year Combined Ratio, As Adjusted* of 94.1%
	  ○ Life and Retirement Normalized Return on Adjusted Segment Common Equity* of 13.6%
	• Final score was determined with reference to the Headquarters performance assessment detailed above
	• Assessed above target—107.5%

Strategic Successfully execute key business initiatives, build AIG's brand as a leading global insurance company and ensure robust succession plans for critical roles	• AIG conducted a strategic review of its portfolio and potential levers for unlocking shareholder value while positioning the enterprise for growth that resulted in the October 2020 announcement of the intent to separate the Life and Retirement business from AIG • AIG completed the sale of a majority interest in Fortitude Holdings, a de-risking priority • Partnered with the AIG Board to implement a thoughtful, well-coordinated Chief Executive Officer succession process, resulting in Mr. Zaffino being named as the incoming Chief Executive Officer effective March 1, 2021
Operational Lead effective COVID-19 response with a focus on employee safety, drive risk management improvements	• In connection with the COVID-19 crisis, AIG expended significant efforts to support employees following rapid decision to shut down offices and stand-up robust remote working for over 40,000 employees; provided a $500 grant to all employees for unforeseen expenses; created a pandemic loan program; and developed a comprehensive Wellness at AIG program • AIG continued to drive focus on risk-based decision-making and mindset and advanced risk management and governance frameworks to address emerging risks
Organizational Foster a rewarding and inclusive culture with a focus on talent development, diversity, equity and inclusion, and employee well-being related to the COVID-19 crisis	• Launched an Executive Diversity Council focused on culture of inclusion and belonging, engaging 17,000 employees in Courageous Conversations and implementing a variety of employee suggested programs and initiatives

Brian Duperreault Individual Performance Score: 140%

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Based on these accomplishments, the CMRC determined that Mr. Duperreault exceeded expectations with strong AIG financial performance in light of the unprecedented COVID-19 crisis and his efforts in executing a well-coordinated Chief Executive Officer succession process which culminated in the October 2020 announcement of Mr. Zaffino as the next Chief Executive Officer of AIG, effective March 1, 2021. As a result, the CMRC recommended, and the Board approved, an Individual Performance Score for Mr. Duperreault of 140 percent. In light of AIG's TSR relative to compensation peers in 2020, the CMRC and Mr. Duperreault determined that the Business Performance Score applied to the 2020 STI decision for Mr. Duperreault should be 100 percent. When combined, these scores resulted in a calculated STI award to Mr. Duperreault of $6,300,000, representing 140 percent of target. However, given AIG's stock price performance, the CMRC and Mr. Duperreault determined that Mr. Duperreault's 2020 STI award should be paid at target. Accordingly, Mr. Duperreault's 2020 STI award was adjusted downward to $4,500,000, representing 100 percent of target.

Target Short-Term Incentive Award: **$4,500,000**	Business Performance Score: **100%***	Individual Performance Score: **140%**	Calculated Short-term Incentive Award (140% of target): **$6,300,000**	Actual Short-term Incentive Award (100% of target): **$4,500,000***

*   In light of AIG's TSR relative to compensation peers in 2020. The CMRC and Mr. Duperreault determined that (i) the Business Performance Score applied to Mr. Duperreault's 2020 STI award should be 100%; and (ii) the Chief Executive Officer's 2020 STI award should be paid at target, notwithstanding AIG's successful navigation of the unprecedented COVID-19 crisis and Mr. Duperreault's efforts in executing a well-coordinated CEO succession process, resulting in an Individual Performance Score of 140%.

Mark D. Lyons | Executive Vice President and Chief Financial Officer

Area and Summary of Goals	Achievements
Financial Position AIG for long-term, profitable growth	• Determined with reference to the Headquarters performance assessment detailed above • Assessed above target—107.5%
Strategic Provide decision support to execute on key strategies; provide M&A execution support; engage with investors and key ratings agencies; deliver against critical strategic initiatives for Finance	• Participated in a comprehensive review of AIG's composite structure, including review of strategic, operational, capital and tax implications and developed output that resulted in the October 2020 announcement of intent to separate the Life and Retirement business from AIG • Led continuous proactive engagement with investors and rating agencies to ensure understanding of AIG's COVID-19 response and strong capital position against the backdrop of earnings pressures and volatile markets
Operational Effectively execute against the 2020 Budget and Capital Plan; meet tax and accounting objectives; progress on AIG 200 finance initiatives for 2020; maintain a robust control environment; lead effective crisis response to the COVID-19 crisis regarding business continuity, employee engagement and liquidity	• Successfully executed revised capital plan goals, including a successful raising of $4.1 billion in debt which provided additional financial flexibility in the face of capital market volatility • Delivered considerable savings through effective tax management solutions, including planning and implementing strategies that protected against the potential expiration of foreign tax credits • Achieved meaningful accounting outcomes, including the successful implementation of current expected credit losses methodology and progress on the implementation of Long-Duration Targeted Improvements accounting
Organizational Enhance development and demonstration of leadership competences in interactions within Finance across AIG; continue to develop a best-in class workforce; promote a culture of integrity; improve representation of diverse talent	• Ensured ongoing engagement of the AIG Finance function in a remote work environment through video technology, increased communication, townhalls and 'skip level' meetings for informal small group discussions • Continued best practices, filling more senior roles through internal promotions, increasing the proportion of external diverse hires, hosting listening sessions to drive a more inclusive culture, conducting special sessions for high performing employees and early career employees, and furthered early career programs and partnered with Early Careers to increase the diversity of candidate pools • Active and continued promotion of a culture of integrity through behavior-driven leadership, regular communication and encouraging open dialogue

Mark Lyons Individual Performance Score: 150%

Based on these accomplishments, the CMRC determined that Mr. Lyons provided significant contributions to AIG in 2020 well beyond achievement of his individual goals. In particular, the CMRC recognized Mr. Lyons' essential role in meeting AIG's key strategic priorities of maintaining liquidity and capital preservation. He also led AIG's engagement with rating agencies and investors, ensuring recognition from these key stakeholders that the COVID-19 crisis was an earnings event and not a capital event for AIG. As a result, the CMRC approved an Individual Performance Score for Mr. Lyons of 150 percent, which, when combined with the Business Performance Score of 107.5 percent, resulted in an STI payment of $3,059,00, representing 161 percent of target.

Target Short-Term Incentive Award: **$1,900,000**	Business Performance Score: **107.5%**	Individual Performance Score: **150%**	Actual Short-term Incentive Award (161% of target): **$3,059,000**

Peter Zaffino | President and Global Chief Operating Officer

Area and Summary of Goals	Achievements
Financial Position AIG for long-term, profitable growth	• Determined with reference to the Headquarters and General Insurance performance assessments detailed above • Both assessed above target—107.5%
Strategic Execute on General Insurance strategic plan 2020 and drive the planned 2020 AIG 200 actions for operational and financial performance improvement	• Led a comprehensive review of AIG's composite structure and development of a strategic plan to unlock shareholder value, that resulted in the October 2020 announcement of intent to separate the Life and Retirement business from AIG, pursuit of which was enabled by strengthening of the General Insurance business since 2017 • Designed and operationalized continued General Insurance underwriting improvements and strategic portfolio optimization, including improved underwriting discipline in General Insurance's North America and International businesses; growth in higher margin lines, continued improvement in the overall mix of business despite the impact of the COVID-19 crisis; the launch of Syndicate 2019 in partnership with Lloyd's; and achieved significant rate improvement across multiple lines • Further evolved AIG's reinsurance program without increasing net exposures and reducing spend enabled by improvements in gross underwriting; purchased additional aggregate protection with favorable terms
Operational Continue to drive efforts to streamline end-to-end business processes, increase the quality and speed of decision-making, improve data quality and enhance governance processes; lead effective crisis response to the COVID-19 crisis regarding business continuity, employee engagement and liquidity	• Successfully led the AIG 200 transformational initiative including the accelerated execution of certain programs in a remote working environment resulting in AIG 200 Cumulative Run-rate Net GOE Savings* of approximately $400 million, which exceeded target by 30% • Led AIG's COVID-19 response, maintaining high employee engagement and productivity through frequent and transparent communications across the organization and deployment of effective technology and collaboration platforms • Conducted extensive outreach with regulators, rating agencies and investors to provide assurances regarding AIG's financial strength and liquidity and ability to manage through the COVID-19 crisis
Organizational Continue to execute on multi-year General Insurance Human Capital Plan; implement transformation change under AIG 200; promote a culture of integrity; provide leadership to diversity, equity and inclusion actions	• Aggressively pursued talent development commitment by making critical strategic hires, including diverse talent, and evaluating internal talent across the firm to strengthen the leadership bench, improve succession planning, and place needed skills and capabilities in the right roles • Built an exceptional pipeline of senior leaders, transitioning members of the General Insurance leadership team into new roles, including the promotion of a new Chief Executive Officer of General Insurance in August 2020

Peter Zaffino Individual Performance Score: 150%

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Based on these accomplishments, the CMRC determined that Mr. Zaffino significantly exceeded his expected contributions to AIG in 2020. In particular, the Committee recognized Mr. Zaffino's exceptional leadership of AIG's response to the unprecedented COVID-19 crisis in his role as President and Global Chief Operating Officer that enabled AIG to continue to execute on key priorities, including AIG 200 and the strategic decision to separate the Life and Retirement business from AIG. Further, the Committee acknowledged Mr. Zaffino's leadership of the General Insurance business through most of the year, which saw continued improvement in the face of the significant challenges of the global pandemic. As a result, the CMRC approved an Individual Performance Score for Mr. Zaffino of 150 percent. The CMRC and Mr. Zaffino agreed to lower the Business Performance Score applied to Mr. Zaffino's 2020 STI award from 107.5 to 100 percent. When combined, these scores, resulted in an STI payment to Mr. Zaffino of $4,500,000, representing 150 percent of target.

Target Short-Term Incentive Award: **$3,000,000**	Business Performance Score: **100%***	Individual Performance Score: **150%**	Actual Short-term Incentive Award (150% of target): **$4,500,000**

*   The CMRC and Mr. Zaffino agreed to lower the Business Performance Score applied to Mr. Zaffino's 2020 STI award from 107.5% to 100%.

Douglas A. Dachille | Executive Vice President and Chief Investment Officer

Area and Summary of Goals	Achievements
Financial Position AIG for long-term, profitable growth through Investments performance	• Determined with reference to the Investment performance assessment detailed above • Assessed above target—115%
Strategic Establish best in class third-party asset management practices and achieve key milestones in the strategic plan; complete Fortitude Holdings transaction	• Led the sale of a majority interest in Fortitude Holdings, a significant de-risking priority • Exceeded new business goal for third-party asset management with several new client wins, operationalizing the business with a strategic business plan that included clear metrics and deliverables, with a focus on governance
Operational Contribute to operating structure and transformation work in Investments as part of AIG 200; reinforce a culture of integrity and prudent risk management; lead effective crisis response to the COVID-19 crisis regarding business continuity, employee engagement and liquidity	• Made progress on de-risking the investments portfolio; enhanced governance frameworks that improve transparency and oversight in a range of areas including vendors • Quickly and successfully pivoted investments team to work from home model while maintaining control levels through protocols such as no voice trading; focused on employee engagement and prioritizing wellness through increased communication, access to resources and virtual events • Developed and maintained comprehensive COVID-19 stress scenarios
Organizational Develop a comprehensive Human Capital Management Program to attract, retain, develop and reward top talent; engage teams through cross-functional initiatives; champion diversity efforts to increase representation in under-represented groups	• Successfully realigned Investments senior leadership team responsibilities focused on building internal talent capabilities • Enhanced recruitment strategy to increase diversity and intern and analyst programs aimed at high-potential candidates with diverse backgrounds; launched a mentoring program and manager training program • Established a monthly Asset Management Learning Series to promote cross-team collaboration and develop talent and assembled a cross-functional team tasked with developing an ESG Investment framework to address client, consultant and regulatory needs

Douglas Dachille Individual Performance Score: 123%

Based on these accomplishments, the CMRC determined that Mr. Dachille's contributions to AIG in 2020 exceeded expectations. In particular, the CMRC recognized that, at a time of unprecedented market volatility, Mr. Dachille focused on AIG's strategic priority of de-risking to produce net investment income results that exceeded benchmarks. As a result, the CMRC approved an Individual Performance Score for Mr. Dachille of 123 percent, which, when combined with the Business Performance Score of 107.5 percent, resulted in an STI payment of $3,300,000, representing 132 percent of target.

Target Short-Term Incentive Award: **$2,500,000**	Business Performance Score: **107.5%**	Individual Performance Score: **123%**	Actual Short-term Incentive Award (132% of target): **$3,300,000**

Lucy Fato | Executive Vice President, General Counsel & Global Head of Communications and Government Affairs

Area and Summary of Goals	Achievements
Financial Position AIG for long-term, profitable growth	• Determined with reference to the Headquarters performance assessment detailed above • Assessed above target—107.5%
Strategic Maintain positive relationships with regulators and policymakers; support strategic transactions and de-risking initiatives; and enable actions to strengthen AIG's balance sheet and liquidity position, and reduce risk, particularly in light of the COVID-19 crisis	• Oversaw and participated in enhanced engagement efforts with global regulators and policymakers, including real time communication regarding the COVID-19 crisis and its impact on AIG's businesses, employees, policyholders and remote work environment; and responding to a significantly higher volume of requests for data throughout 2020 • Led Legal, Compliance & Regulatory efforts on several strategic transactions and de-risking initiatives, including the sale of a majority interest in Fortitude Holdings; the successful raising of $4.1 billion in debt; the launch of Syndicate 2019 through a novel partnership with Lloyd's; and the announcement of leadership transitions and the planned separation of the Life and Retirement business from AIG • Favorably resolved a number of legacy and other complex litigation matters • Supported the evolution of AIG's Sustainability agenda and the enhancement of its reporting frameworks; and led AIG's robust year-round shareholder engagement program, which resulted in meetings with shareholders representing over 50% of AIG's outstanding shares in 2020
Operational Support AIG 200 as a member of the Steering Committee; and serve as executive sponsor of Organizational Health Initiatives	• Served as a member of the AIG 200 Steering Committee with a focus on risk and control frameworks, and Organizational Health • Oversaw Legal, Compliance & Regulatory support of AIG 200 initiatives, including partnerships with third parties to ensure compliance with applicable laws, regulations, and governance protocols in the jurisdictions in which AIG operates • Led an enterprise-wide initiative to embed Organizational Health programs in AIG 200 workstreams • Designed an enhanced internal and external communications strategy in connection with the COVID-19 crisis, social unrest in the U.S. and abroad, AIG 200, and leadership transition announcements
Organizational Promote a culture of integrity and risk awareness; support diversity, equity, and inclusion initiatives; and encourage participation in ERGs and Pro Bono matters	• Oversaw AIG's Global Compliance department's efforts and initiatives designed to maintain a robust culture of integrity and compliance framework, particularly in a remote work environment • Promoted AIG's diversity, equity, and inclusion goals, including by following the "Rooney Rule" with respect to open positions; and encouraged participation in ERGs and talent development programs, specifically those targeted at developing women and other underrepresented groups • Oversaw AIG's award-winning Pro Bono Program; established a new pillar of the Pro Bono Program focused on criminal and social justice reform; and created a full-time position for a Pro Bono Coordinator to reinforce AIG's commitment to providing legal and other services to those most in need
Lucy Fato's Individual Performance Score: 140%	

Based on these accomplishments, the CMRC determined that Ms. Fato made significant contributions to AIG and demonstrated exemplary leadership on key priorities. In particular, the CMRC recognized Ms. Fato's success at leading the support of AIG's employees, and promoting transparent communication with key stakeholders, regarding AIG's response to the COVID-19 crisis. As a result, the CMRC approved an Individual Performance Score for Ms. Fato of 140 percent, which, when combined with the Business Performance Score of 107.5 percent, resulted in an STI payment of $2,869,000, representing 151 percent of target.

Target Short-Term Incentive Award: **$1,900,000**	Business Performance Score: **107.5%**	Individual Performance Score: **140%**	Actual Short-term Incentive Award (151% of target): **$2,869,000**

In summary, 2020 performance resulted in the following STI awards to each named executive relative to his or her target:

Named Executive	2020 Target Short-Term Incentive Award	Business Performance Result	Individual Performance Scorecard Result	2020 Actual Short-Term Incentive Award
Brian Duperreault	$4,500,000	100%(1)	140%	$4,500,000(1)
Mark D. Lyons	$1,900,000	107.5%	150%	$ 3,059,000
Peter Zaffino	$3,000,000	100%(2)	150%	$ 4,500,000
Douglas A. Dachille	$2,500,000	107.5%	123%	$ 3,300,000
Lucy Fato	$1,900,000	107.5%	140%	$ 2,869,000

(1)   In light of AIG's TSR relative to compensation peers in 2020, the CMRC and Mr. Duperreault determined that (i) the Business Performance Score applied to the 2020 STI decision for Mr. Duperreault should be 100%; and (ii) the Chief Executive Officer's 2020 STI award should be paid at target, notwithstanding AIG's successful navigation of the unprecedented COVID-19 crisis and Mr. Duperreault's efforts in executing a well-coordinated Chief Executive Officer succession process, resulting in an Individual Performance Score of 140%.

(2)   The CMRC and Mr. Zaffino agreed to lower the Business Performance Score applied to Mr. Zaffino's 2020 STI award from 107.5% to 100%.

2020 Long-Term Incentive Awards


At a Glance:

- Modified PSU metrics for 2020 to increase the use of relative metrics given market uncertainty, and incorporate an AIG 200 metric following its launch in 2019

What's Unchanged for 2020:

- 75% performance-based in PSUs (50%) and stock options (25%); 25% time-based in RSUs

- All equity awards subject to cliff vesting over a three-year time horizon

- Target value established annually informed by market data

- Actual target grant can reflect up to 150% of the target value, informed by factors, including extraordinary achievements, to provide an incremental incentive for future success and/or to enhance retention

- PSU payout capped at 200% of target

- Subject to clawback

Changes for 2020:

- Delayed grant of 2020 PSUs until July 2020, providing more time to develop informed metrics and set goals in a challenging environment

- PSUs based on two new metrics (Relative Tangible BVPS* and AIG 200 Cumulative Run-rate Net GOE Savings*) and a new more expansive approach to assessing relative TSR (modifier rather than cap)

- Relative Tangible BVPS* and GOE* metrics assessed on a one-year and three-year basis which, in combination with the use of a relative performance assessment for BVPS and TSR, is intended to most effectively align pay with performance over the next three years

- Mr. Duperreault's and Mr. Zaffino's 2020 target opportunities increased to address market alignment shortfalls; Ms. Fato's target opportunity increased in September 2020 in recognition of the expansion of her duties and responsibilities

*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.


LTI awards, made in the form of AIG equity awards under the LTI plan, represent the largest percentage of a named executive officer's annual target compensation opportunity, in vehicles that reward long-term value creation, performance achievements and stock price appreciation. In considering awards to named executives, there are several design principles that the CMRC considers, including:

✓ Providing a risk-balanced portfolio of incentive vehicles

✓ Aligning performance with AIG's strategic direction and trajectory that are within management control

✓ Simplicity

Typically, AIG grants LTI awards in March each year. In March 2020, COVID-19 was already impacting global economies and was on the brink of being declared a global pandemic. There was a great deal of uncertainty in the market regarding the impact the COVID-19 crisis would have on global economies, and the outlook for AIG was challenging to project. The CMRC determined that, while it was appropriate to proceed with determining the total target LTI award for each named executive and granting stock options and RSUs to provide a degree of continuity and certainty to all participants, it was prudent to delay the grant of PSUs. This provided time to better understand the potential impact of the COVID-19 crisis on our businesses, for global economies to partially stabilize, and to update our performance expectations for the year. In turn this enabled a more informed determination of appropriate long-term performance metrics that would successfully align pay and performance over the next three years as our named executives led AIG through the COVID-19 crisis and its collateral effects on the global economy.

As a result of this review, which spanned four CMRC meetings, two new performance metrics were identified to reflect our priorities in a COVID-19 environment: Relative Tangible BVPS* and AIG 200 Cumulative Run-rate Net GOE Savings*. Changing the measurement of the BVPS metric from an absolute normalized basis to a relative tangible basis against defined peer groups mitigated the need to predict long-term performance and set rigorous absolute goals during an uncertain period. Details of these metrics are summarized below and discussed in more detail under "—2020 Performance Awards—Performance Share Units (50%)."

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.



LONG-TERM INCENTIVE AWARD ALLOCATION

Restricted Stock Units (RSUs) 25%
Further align the financial interests of our executive leadership team with our shareholders while supporting retention

Stock Options 25%
Align with shareholder interests by rewarding stock price appreciation and shareholder value creation

Performance Stock Units (PSUs) 50%
Align with shareholder expectations for AIG and industry performance, and reward the achievement of key long-term operational objectives for AIG

Align with AIG 200 strategic priorities of overall profitability and expense discipline, enabling value creation and business transformation that unlocks shareholder value

Performance-Based 75%

All vehicles are subject to a three-year time horizon, with cliff vesting on January 1, 2023, following the three-year period and are covered by AIG's clawback policy, further enhancing long-term alignment with shareholder interests and retention impact. We believe providing this mix of PSUs, stock options and RSUs continues to support maintaining a high-performance culture and attracting and retaining key talent through competitive compensation opportunities that do not encourage excessive risk-taking.

When determining the appropriate LTI awards to grant, the CMRC considers whether to modify any individual LTI award grants. The actual target LTI award granted can reflect up to 150 percent of an individual's target value, based on the CMRC's assessment of a range of factors, including consideration of prior year performance and contributions, the complexity of expected contributions and the desire to enhance retention and/or provide incremental incentive for future success over the three-year performance period.

Ms. Fato was the only named executive to receive a modification to her LTI grant in 2020. This individual modifier of 125 percent reflected additional responsibilities she assumed in October 2018 as Interim Head of Human Resources pending the arrival of Karen Ling in July 2019 and was in recognition of her performance in that role, including leading the search process that led to the hiring of Ms. Ling. Separately, on the expansion of Ms. Fato's role in September 2020 to include Global Communications and Government Affairs, her annual LTI target value was increased to $3,300,000 resulting in an additional LTI award of $700,000 in September 2020. This represented the incremental additional grant value, prior to the application of the individual modifier. No individual modifier was applied to the September award. This award took the same form in terms of mix and performance metrics as the award received earlier in the year.

In 2020, the CMRC approved the following target LTI values and actual target LTI grants for the named executives:

Named Executive	2020 Target LTI Value	2020 Individual Modifier	2020 Target LTI Grant Value
Brian Duperreault	$12,900,000	—	$12,900,000
Mark D. Lyons	$ 3,300,000	—	$ 3,300,000
Peter Zaffino	$ 8,600,000	—	$ 8,600,000
Douglas A. Dachille	$ 4,250,000	—	$ 4,250,000
Lucy Fato(1)	$ 3,300,000	125%	$ 3,950,000

(1)   Total award comprises (i) Ms. Fato's target LTI opportunity prior to the expansion of her role and responsibilities ($2,600,000), modified by 125% ($2,600,000 x 125% = $3,250,000); and (ii) an additional LTI grant of $700,000 relating to the increase to her target opportunity she received in connection with her role expansion in September 2020, resulting in a total 2020 LTI grant of $3,950,000. Ms. Fato's total target LTI value for 2020, prior to the application of the individual modifier was $3,300,000.

In making the actual awards, the CMRC approved target dollar amounts that are converted into a number of PSUs, RSUs and stock options. The number of PSUs and RSUs in an annual grant is based on the average closing price of AIG common stock over the five trading days preceding the grant date, rounded down to the nearest whole unit. The number of stock options is based on the grant date fair value of a stock option to purchase a share of AIG common stock. In 2020, the annual grant date for RSUs and stock options was in March, and for PSUs was in July. The number of any PSUs or RSUs granted outside of the annual grant process is based on the average closing price of AIG common stock over the first five trading days of the month of the offer of employment or effective month of a promotion, as applicable.

2020 Performance Awards

Performance Share Units (50%)

The 2020 PSU awards can be earned based on performance over a period of three years. The approach for 2020 was established with careful consideration to the uncertain duration and ultimate impact of the COVID-19 crisis. The grant of awards was delayed from March to July, given the lack of visibility as to the true dimensions of the COVID-19 crisis and the related market volatility at the time which made it challenging to establish performance goals in light of evolving strategic priorities. To address concerns regarding goal setting and ensuring the successful alignment of pay with performance the CMRC approved a plan that combines Relative Tangible BVPS* growth on an additive basis with AIG 200 Cumulative Run-rate Net GOE Savings* under our AIG 200 strategy, subject to a relative TSR modifier.

Relative Tangible BVPS* (80%)

AIG 200 Cumulative Run-rate Net GOE Savings* (20%)

Relative TSR (Modifier)

*   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

These performance metrics will be critical to AIG emerging from the COVID-19 crisis stronger, in a position to unlock further value for shareholders.

Metric	Description	Why It Matters to AIG
Relative Tangible BVPS(1)	To enhance the alignment of payouts with performance, separate peer groups were developed for General Insurance and Life and Retirement. This reflects the different BVPS expectations for each, both within AIG and observed in the market. To assess aggregate performance, the outcome related to each group will be weighted on a 60% (General Insurance) and 40% (Life and Retirement) basis, reflecting AIG's portfolio mix.	Measures AIG's progress as compared to peers on a key performance metric that drives stock performance
AIG 200	AIG 200 Cumulative Run-rate Net GOE Savings(1)	Measures the success of our transformation program's sustainable impact on AIG's overall cost structure
Relative TSR	TSR delivered during the period from July 1, 2020 ending December 31, 2022 relative to a custom group of AIG peers(2) Peer group comprises BVPS peers for General Insurance and Life and Retirement peers, and five additional composite insurance companies If AIG TSR is in the top quartile, payouts are increased by 10%; if AIG TSR is in the lower quartile, payouts are reduced by 10%.	Measures our success in delivering market competitive returns to shareholders as compared to peers

(1)   We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

(2)   TSR calculated based on (i) the average stock prices for the month preceding the performance period; and (ii) the average stock prices for the final month of the performance period.

To reflect the ongoing global economic uncertainty, the Relative Tangible BVPS and AIG 200 Cumulative Run-rate Net GOE Savings goals combine one-year and three-year performance horizons. This dual perspective uses one-year goals to mitigate the risk of setting unrealistic three-year goals while maintaining executives' focus on three-year performance.

The performance assessment comprises three components as detailed below.

RELATIVE TANGIBLE BVPS* (80%)

2020-2022 MEASUREMENT PERIOD, AND THREE ONE-YEAR PERIODS:

2020 – 2022		
2020	2021	2022

- Performance assessed over three one-year periods and a combined three-year performance period
- Final score reflects three-year performance, but not less than the average annual performance scores

Rank	1st	2nd	3rd	4th	5th	6th	7th	8th
Payout	200%	175%	150%	100%	100%	75%	50%	0%

Results weighted 60% for General Insurance and 40% for Life and Retirement, reflecting AIG's portfolio mix

- Relative performance is assessed against two distinct groups of peers (General Insurance peers and Life and Retirement peers)
- Performance is assessed against each group separately to determine the payout
- The final score is calculated by combining the General Insurance and Life and Retirement payouts on a weighted basis (60/40)
- Payout is capped at 75% if AIG ranks 8th on three or more of the six one-year periods (three one-year periods measured relative to each of the General Insurance and Life and Retirement peers)
- For a list of the General Insurance and Life and Retirement peers, see "—Compensation Design—Use of Market Data—Long-Term Incentive Peer Groups"

AIG 200 CUMULATIVE RUN-RATE NET GOE SAVINGS* (20%)

2020-2022 MEASUREMENT PERIOD, AND THREE ONE-YEAR PERIODS:

2020 – 2022		
2020	2021	2022

- Performance assessed over three one-year periods and a combined three-year performance period
- Final score reflects three-year performance, but not less than the average annual performance scores

AIG 200 Cumulative Run-rate Net GOE Savings*

	2020	2021	2022
Threshold (50%)	$150M	$350M	$700M
Target (100%)	$200M	$450M	$850M
Stretch (150%)	$300M	$600M	$1,000M
Maximum (200%)	n/a	n/a	$1,200M

- Payout is capped at 75% if AIG 200 Cumulative Run-rate Net GOE Savings* by 2022 are below $700M
- Performance is assessed relative to this grid to determine the level of payout that has been earned
- The maximum payout is only achievable if the three-year AIG 200 Cumulative Run-rate Net GOE Savings* equal or exceed $1,200M

RELATIVE TSR (+/-10% MODIFIER)

ASSESSED OVER JULY 1, 2020 – DECEMBER 31, 2022

- Performance assessed from July 1, 2020 to December 31, 2022
- Shortened measurement period reflects delayed grant date

Rank	Top Quartile	Bottom Quartile
Modifier	+10%	-10%

- Performance is assessed relative a single peer group that comprises 19 companies:
  - General Insurance BVPS peers
  - Life and Retirement BVPS peers
  - AIG composite insurer peers
- For a complete list of the peers used for this relative TSR metric, see "—Compensation Design—Use of Market Data—Long-Term Incentive Peer Groups"
- If AIG ranks in the top quartile, the payout score will be increased by 10%
- If AIG ranks in the bottom quartile, the payout score will be reduced by 10%
- No modifier will be applied if AIG ranks between the bottom and top quartiles

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

The maximum payout opportunity of 200 percent of target reflects ambitious goals that require performance significantly above target. Actual performance relative to the goals approved by the CMRC in 2020 will be disclosed in 2023 following the certification of results by the CMRC. PSUs accrue dividend equivalent rights in the form of additional PSUs that are delivered if and when the underlying PSUs vest.

2020 Stock Options (25%)

Named executives' 2020 stock option awards become exercisable following the completion of a three-year vesting period. All stock options are granted with an exercise price equal to the closing price of the underlying shares on the date of grant. Stock options granted in 2020 will vest on January 1, 2023 and have a 10-year term. We view stock options as performance-based compensation as the value of a stock option is impacted by the price of AIG common stock at the time of vesting.

2020 Time-Vested Awards

2020 Restricted Stock Units (25%)

Named executives' 2020 RSUs will vest on January 1, 2023 and be settled in AIG common stock. As with PSUs, RSUs accrue dividend equivalent rights in the form of additional RSUs that are delivered if and when the underlying RSUs vest.

Special Awards

The CMRC is committed to identifying, attracting, motivating, rewarding and retaining highly qualified leaders who drive AIG's long-term success. These goals were particularly important to the CMRC in 2020, where the strength and performance of our senior leaders made them attractive targets in a competitive market for talent with turnaround experience.

The CMRC examined the role of our leadership team in our strategic priority areas and assessed the extraordinary efforts of certain named executives assuming new roles and responsibilities. In recognition of their demonstrated performance, the CMRC approved one-time RSU awards for three of our named executives.

In each case, the vesting schedule for the award was aligned with the role of the named executive and the size of the named executive's award.

Named Executive Officer	Target Value	Details
Peter Zaffino	$10,000,000	• One-time award
		• Reflects promotion to the President role in the first quarter of 2020 and transition into Chief Executive Officer role, effective in March 2021; exceptional leadership in navigating the COVID-19 crisis; contributions and leadership that enabled AIG to announce the transformative separation of Life and Retirement from AIG; desire to increase direct shareholder alignment with successful execution of the transaction and new company strategy and to ensure long-term retention
		• Vests in equal thirds on the third, fourth and fifth anniversaries of the grant date
Mark Lyons	$3,000,000	• One-time award
		• Reflects contributions in 2020 and desire to increase retention power
		• Vests on the third anniversary of the grant date

Named Executive Officer	Target Value	Details
Lucy Fato	$1,000,000	• One-time award
		• Reflects significant contributions beyond her areas of responsibility in 2020 and the expansion of her role to include Global Communications and Government Affairs
		• Vests equally on the first and second anniversaries of the grant date

Assessment of 2018 Performance Share Units

The three-year performance period for the 2018 PSUs ended on December 31, 2020. These awards were subject to three equally weighted metrics:

- Accident Year Combined Ratio, As Adjusted* improvement, measured annually
- Core Normalized BVPS* growth, measured annually
- Core Normalized Return on Attributed Common Equity*, measured in the third year

In response to the impact of the COVID-19 crisis, during 2020 the CMRC discussed whether it was appropriate to modify the performance metrics and/or goals that applied to the 2018 PSUs. In particular, the continuing relevance of the Core Normalized Return on Attributed Common Equity metric was debated given the AIG Board withdrew guidance on Core Normalized Return on Attributed Common Equity during the year. On balance, the CMRC resolved to make no changes to the previously approved metrics or goals for the named executives, given a desire to align outcomes with the experience of our shareholders and the long-term nature of the program.

In the first quarter of 2021, the CMRC assessed performance over the three-year performance period and certified the results as follows:

Performance Metric	Performance Goal (% Payout)			Actual Performance			Earned Performance (% Target)			
	Threshold (50%)	Target (100%)	Maximum (200%)	FY 2018	FY 2019	FY 2020	FY 2018	FY 2019	FY 2020	Payout (Weighted)
Accident Year Combined Ratio, as Adjusted, including Average Annual Losses*	—	—	—	103.9%	100.4%	98.1%	—	—	—	—
Annual Improvement	0.5 pt	1 pt	2 pt	(0.9) pt	3.5 pt	2.3 pt	0%	200%	200%	133%
Core Normalized BVPS*	—	—	—	$48.28	$56.20	$63.36	—	—	—	—
Annual Growth	5%	10%	15%	6.7%	16.4%	12.7%	67%	200%	155%	141%
Core Normalized Return on Attributed Common Equity*	9%	10%	11%	N/A	N/A	6.3%	N/A	N/A	0%	0%
Combined 2018—2020 Performance Payout:										**91%**

Accident Year Combined Ratio, As Adjusted, including Average Annual Losses* (one-third): 133%	Core Normalized BVPS* (one-third): 141%	Core Normalized Return on Attributed Common Equity* (one-third): 0%	Actual 2018 PSU Payout: 91% of Target

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

As a result of this performance, awards vested as follows:

Named Executive	2018 PSU Award ($)	Target 2018 PSUs	Earned PSUs Vesting	Additional PSUs earned from Vesting Dividend Equivalent Rights(1)	Value of Total PSUs at Vesting ($)	Difference Between Grant and Vesting Value ($)
Brian Duperreault	8,400,000	140,116	127,505	12,549	5,200,205	(3,199,795)
Mark D. Lyons(2)	137,500	3,166	2,881	227	115,400	(22,100)
Peter Zaffino	3,187,500	53,169	48,383	4,761	1,973,237	(1,214,263)
Douglas A. Dachille	3,187,500	53,169	48,383	4,761	1,973,237	(1,214,263)
Lucy Fato	1,562,500	26,063	23,717	2,334	967,274	(595,226)

(1)   Dividend equivalent rights only accrued on earned PSUs.

(2)   Mark Lyons received a prorated award based on the date of his promotion to Chief Financial Officer in December 2018.

Indirect Elements of Compensation
AIG provides named executives with a limited number of benefits and perquisites. These programs are generally aligned with those available to our other employees.

Welfare and Insurance Benefits
Named executives generally participate in the same broad-based health, life and disability benefit programs as AIG's other employees.

Retirement Benefits
AIG provides retirement benefits to eligible employees. The only plan that named executives actively participate in is a tax-qualified 401(k) plan. All participants, including named executives, receive contributions from AIG in the form of a match worth 100 percent of the first 6 percent of their eligible compensation up to the Internal Revenue Service (IRS) compensation limit, which in 2020 was $285,000. In accordance with this limit, named executives received matching contributions up to $17,100 in 2020. AIG also provides a contribution of 3 percent of eligible compensation to all employees eligible to participate in the 401(k) plan, in addition to the 6 percent matching contribution, subject to IRS limits.

Perquisites
AIG provides limited perquisites to employees, including named executives, to facilitate the performance of their management responsibilities. These perquisites include corporate aircraft usage (including by an executive's spouse when traveling with the executive on business travel), use of company pool cars and drivers and an annual cash perquisite allowance of $35,000. An allowance is provided to enable named executives to cover costs associated with formerly offered perquisites, such as financial and estate planning.

The CMRC has approved the use of AIG-owned corporate aircraft and corporate aircraft owned by a third-party vendor by our Chief Executive Officer for personal travel, with an allowance of up to $195,000 per year. Any use for personal travel beyond the allowance must be reimbursed to AIG. The calculation of the cost of any personal corporate aircraft usage is based on the aggregate incremental cost to AIG of the personal travel, which may include, for AIG-owned corporate aircraft, direct operating cost of the aircraft (including with respect to any "deadhead" segments), including fuel, additives and lubricants, maintenance, airport fees and assessments, crew expenses and in-flight supplies and catering, as applicable, and for corporate aircraft owned by a third-party vendor, the cost-per-flight-hour charge by the vendor as well as costs of fuel, taxes, crew expenses and airport fees and assessments, as applicable.

Termination Practices and Policies

AIG provides severance benefits to its named executives to offer competitive total compensation packages, ensure executives' ongoing retention when considering potential transactions that may create uncertainty as to their future employment with AIG and enable AIG to obtain a release of employment-related claims.

Qualifying Termination	• Termination by AIG without "cause" • Covered named executive terminates for "good reason", including for qualifying executives after a "change in control"

Severance Payment	• Pre-determined multiplier applied to:
	  o Salary
	  o Three-year average of actual STI payments
	• Severance multiple is 1.0 or 1.5 depending on an executive's grade
	• Severance multiple increases to 1.5 or 2.0 for a qualifying termination within two years following a change in control

See "—Potential Payments on Termination" for more information on AIG's termination benefits and policies, including a description of certain modifications made to termination provisions within our compensation plans that went into effect in 2021.

2021 COMPENSATION PROGRAM DESIGN AND DECISIONS

The CMRC approved AIG's 2021 STI and LTI programs during the first quarter of 2021. The design of our 2021 compensation programs reflect a return to normal course following the pivot that was necessitated in 2020 in response to the COVID-19 crisis.

2021 Short-Term Incentive Program Structure

The 2021 STI program follows the design of AIG's STI programs prior to 2020. As in prior years, STI awards for our named executives in 2021 will be based on a combination of a quantitative Business Performance Score and Individual Performance Score. The Business Performance Score will be based on performance against empirical and quantitative metrics assigned to the business unit relevant to each of our named executives.

- The Headquarters Business Performance Score will be based on (1) a weighted average of the Business Performance Scores for General Insurance, Life and Retirement and Investments, assessed as described below; and (2) an AIG 200 Cumulative Run-rate Net GOE Savings* goal.

- The General Insurance Business Performance Score will be based on (1) Accident Year Combined Ratio, as Adjusted*; and (2) Calendar Year Combined Ratio Improvement Relative to Peers*.

- The Life and Retirement Business Performance Score will be based on (1) Normalized Return on Adjusted Segment Common Equity*; and GOE (Net)*.

- The Investments Business Performance Score will be based on (1) Performance relative to Benchmark; and (2) Direct GOE*.

These performance metrics are aligned to AIG's 2021 strategic business objectives.

2021 Long-Term Incentive Program Structure

The 2021 LTI grants awarded to our named executives continue to be comprised of a mix of 50 percent PSUs, 25 percent RSUs and 25 percent stock options. The PSUs issued to our named executives in connection with our 2021 LTI program will be earned based on performance on two primary metrics over a three-year performance period:

- Relative Tangible BVPS* growth measured annually and over three one-year periods and a combined three-year performance period, similar to the Relative Tangible BVPS* growth metric applied to the 2020 PSUs; and

- A metric relating to achievement of the separation of the Life and Retirement business from AIG.

Both of these core metrics include clearly defined goals associated with the achievement of "threshold," "target," "stretch," and "maximum." Additionally, the 2021 PSUs include a relative TSR metric that will adjust the payout up or down 25 percent if our TSR for the performance period is in the top or bottom quartile, respectively, of our peers.

These performance metrics are aligned to AIG's strategic company-wide objectives.

* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

Compensation Decisions Relating to the Chief Executive Officer Transition

Effective March 1, 2021, as part of AIG's well-coordinated Chief Executive Officer succession plan, Mr. Zaffino succeeded Mr. Duperreault as Chief Executive Officer. In recognition of the expansion of Mr. Zaffino's responsibilities due to his promotion, the CMRC approved the following for Mr. Zaffino:

Compensation Component	Current	Effective March 1, 2021	Increase
Base Salary	$ 1,400,000	$ 1,500,000	+7.1%
Target Short-Term Incentive	$ 3,000,000	$ 4,000,000	+33.3%
Target Long-Term Incentive	$ 8,600,000	$11,500,000	+33.7%
Target Direct Compensation	$13,000,000	$17,000,000	+30.8%

Mr. Zaffino will also be entitled to a $195,000 annual allowance for personal use of the corporate aircraft, as was provided to the former Chief Executive Officer, and he will be required to reimburse the Company for personal use in excess of that amount.

On Mr. Zaffino's appointment as President and Chief Executive Officer, Mr. Duperreault became Executive Chair. In recognition of the nature of his role, which will focus on leading the Board in overseeing AIG through the transition to a new Chief Executive Officer and major transformative transactions, including the planned separation of AIG's Life and Retirement business from AIG, the CMRC approved a reduced level of target direct compensation that emphasizes equity for alignment with shareholder interests.

Compensation Component	Current	Effective March 1, 2021	Change
Base Salary	$ 1,600,000	$ 1,000,000	-37.5%
Target Short-Term Incentive	$ 4,500,000	$ 750,000	-83.3%
Target Long-Term Incentive	$12,900,000	$11,000,000	-14.7%
Target Direct Compensation	$19,000,000	$12,750,000	-32.9%

Mr. Duperreault's 2021 LTI awards were made in the form of 50 percent stock options and 50 percent RSUs. In accordance with our LTI plan, Mr. Duperreault's stock options will vest on the earlier of his retirement from AIG or January 1, 2024. The shares underlying the RSUs will be delivered no earlier than January 1, 2024.

Mr. Duperreault's term as Executive Chair will end on December 31, 2021, at which time he will become a non-officer employee of AIG for one year providing assistance and advice to the extent requested by the Chief Executive Officer. He will be remunerated for his service in this capacity.

COMPENSATION GOVERNANCE

Role of the CMRC

The CMRC, chaired by Mr. Cornwell, is comprised of five independent directors. The CMRC held nine meetings in 2020.

The role of the CMRC and its interplay with management and the Board as a whole are set forth below.

Management	Compensation and Management Resources Committee	Board of Directors
• AIG's Chief Executive Officer makes recommendations to the CMRC on compensation for the executive team, including the named executives • As appropriate, other members of the executive team, such as representatives from human resources, will attend meetings to provide opinions and recommendations • No member of management participates in discussions concerning their own compensation	• Determines and approves the goals, achievements and compensation of the Chief Executive Officer • Approves compensation for other senior executives, including all named executives • Oversees AIG's compensation and benefit programs • Oversees AIG's management development and succession planning programs for executive management • Oversees the assessment of risks related to AIG's compensation programs • Reviews periodic updates provided on initiatives and progress in human capital, including diversity, equity and inclusion • Produces this Compensation Discussion and Analysis report on executive compensation • Engages an independent consultant • Oversees compliance with AIG's stock ownership guidelines and clawback policy	• Ratifies the compensation of the Chief Executive Officer • Approves Committee recommendations on compensation philosophy, and the development and implementation of AIG's compensation programs • Approves Committee recommendations on AIG's equity plans

In reaching decisions, the CMRC may invite the opinions of various stakeholders including relevant members of the management team, AIG's outside counsel and the CMRC's independent compensation consultant. See "Corporate Governance—Board Committees" for more information on the structure, role and activities of the CMRC.

The Annual Process

The CMRC has an established annual process for executive compensation decision-making. In a typical year, during the first quarter, the CMRC reviews and approves base salaries and target compensation levels against a backdrop of the business and individual performance evaluations for the prior year, in addition to compensation relative to peers with relevant experience and skillsets in the insurance and financial services industries where we compete for talent. The CMRC also reviews and approves the performance metrics and goals that will apply to both STI awards and PSU grants. These metrics and goals are set based on AIG's rigorous budgeting and strategic planning process.

The onset of COVID-19 in the first quarter of 2020 required the CMRC to pivot and adapt its approach to executive compensation. As is typical, target compensation levels were approved in the first quarter with incentive plan goals due to be approved in March. Due to the significant unknowns at that time about the magnitude of the impact the COVID-19 crisis would have on AIG, the CMRC determined to proceed with the grant of stock options and RSUs to provide some stability, but to delay the finalization of the STI plan and PSU performance metrics. This enabled sufficient time to better assess and project the impact of the COVID-19 crisis on AIG's short-, medium- and long-term business, and develop metrics that supported our prevailing strategic priorities. The CMRC revisited these topics at four meetings between March and July. In May, the CMRC approved the performance metrics for our STI program, aligned with the three priority focus areas for the company of liquidity, capital preservation and de-risking. The CMRC designed a disciplined discretion framework for the STI program, so that overall business performance and business unit performance would be measured by assessing quantifiable results against internal expectations with respect to AIG's capital and liquidity position and risk profile in the context of the COVID-19 crisis. In July, as the Company and the CMRC had better insight into the broad range of potential long-term impacts of the COVID-19 crisis on our business, the CMRC approved metrics for the 2020 PSUs, incorporating Relative Tangible BVPS and relative TSR metrics, to mitigate the need to calibrate absolute long-term goals in the midst of continued uncertainty, and an absolute metric relating to GOE savings under AIG 200, a core program. While the operating environment remained uncertain, these areas of focus were integral to AIG's long-term, sustainable growth.

During the balance of the year, similar to typical years, the CMRC received updates on performance relative to expectations, providing an opportunity to assess potential payouts. As part of these updates, the CMRC discussed the extent to which it would be appropriate to adjust conditions for previously granted PSU awards, ultimately resolving that no changes would be made for the named executives. Additionally, in 2020, the CMRC reviewed compensation arrangements in relation to the planned AIG Chief Executive Officer succession.

Following year-end, the CMRC reviewed and assessed final performance in relation to short-term and long-term expectations and approved payouts. As is typical, discussions regarding individual performance and achievements feed into the start of the process for the following year. The CMRC continues to review any relevant feedback from shareholders received during engagement on an ongoing basis to inform their discussions and decisions.

Additionally, the Board, based on the recommendation of the CMRC after advice from AIG's outside counsel and the CMRC's independent compensation consultant, approved the compensation for Messrs. Zaffino and Duperreault following the execution of AIG's well-coordinated Chief Executive Officer succession plan, effective March 1, 2021. See "—2021 Compensation Program Design and Decisions—Compensation Decisions Relating to the Chief Executive Officer Transition."

Qualitative Assessment

A central part of the CMRC's role is applying judgment in making final compensation decisions to ensure outcomes balance rewarding appropriately for performance delivered on a year-on-year basis, equity across the businesses and forward-looking implications. This use of judgment, and where appropriate, application of discretion, ensures appropriate and balanced outcomes once all the facts are known at year-end. Consistent with previous years, the factors that were considered in determining 2020 awards for the named executives included strength of execution, agility to pivot to new priorities and the leadership qualities exhibited in the context of the unusual and challenging circumstances of operating in a pandemic.

Input from Independent Compensation Consultants

Since 2005, the CMRC has engaged the services of FW Cook to provide independent advice to the CMRC. In this capacity, FW Cook attends CMRC meetings and:

- Provides views on:
  - How AIG's compensation program and proposals for senior executives compare to market practices in the insurance industry, financial services and more broadly;
  - "Best practices" and how they apply to AIG;
  - The design and implementation of current and proposed executive compensation programs;

- Responds to questions raised by the CMRC and other stakeholders in the executive compensation process;
- Participates in discussions pertaining to compensation and risk, assessing the process and conclusions; and
- Participates in discussions on performance goals that are proposed by management for the CMRC's approval.

In 2020, FW Cook also supported the CMRC on additional key topics, including:

- Updating the CMRC on emerging investor and proxy advisor views on the impact of the COVID-19 crisis on executive compensation;
- Providing advice and recommendations on actions under consideration in response to the COVID-19 crisis;
- Participating in discussions on special awards for Mr. Lyons and Ms. Fato proposed by management for the CMRC's approval; and
- Advising the CMRC on Chief Executive Officer succession compensation issues and Mr. Zaffino's special award.

The CMRC reviews FW Cook's appointment annually to assess their relationship with AIG, including members of the CMRC and AIG's executive officers. The CMRC confirmed that neither FW Cook nor any of its affiliates provides any other services to AIG or its management, other than on director compensation, and that FW Cook had no business or personal relationship with any member of the CMRC or executive officer of AIG that raised a conflict of interest regarding FW Cook's work for the Board. The CMRC also received information on the fees paid to FW Cook by AIG as a percentage of FW Cook's total revenue and FW Cook's ownership of any AIG common stock. Considering this information, the CMRC determined that FW Cook is independent and that its work has not raised any conflict of interest.

During 2020, AIG engaged Johnson Associates to prepare reports presenting market comparisons of total compensation levels for existing employees, new hires and promotions for positions within the CMRC's purview. In their capacity as the CMRC's independent advisor, FW Cook reviewed the reports prepared by Johnson Associates prior to consideration by the CMRC. The CMRC performed a review of Johnson Associates' services and other factors similar to the review of FW Cook described above. This review, coupled with the FW Cook review of the analysis, appropriately addressed any conflict of interest raised by Johnson Associates' work or business relationship with AIG.

Compensation Risk

AIG remains committed to continually evaluating and enhancing our risk management control environment, risk management processes and ERM functions. AIG's compensation practices are essential parts of our approach to risk management and the CMRC regularly monitors AIG's compensation programs to ensure they align with sound risk management principles.

- Annual risk review
- Clawback policy
- Stock ownership requirements
- Anti-hedging and pledging policy

Compensation Risk Review

The CMRC's charter requires the CMRC to periodically discuss and review the relationship between AIG's risk management policies and practices and the incentive compensation arrangements applicable to senior executives with the Chief Risk Officer of AIG.

> No incentive plans categorized as high risk in 2020 risk review

In September 2020, the CMRC considered the annual risk review findings with AIG's Chief Risk Officer to ensure compensation plans appropriately balance risk and reward. As recommended by AIG's Chief Risk Officer, the CMRC continued to focus its review on incentive-based compensation plans, which totaled 88 active plans, of which 76 plans made payouts for performance year 2019.

ERM conducts the annual risk assessment to evaluate AIG's active incentive plans. AIG risk officers have assigned a risk rating of low, medium or high to each active incentive plan, taking into account:

- Whether the plan design or administration may encourage excessive or unnecessary risk-taking;
- Whether the plan has appropriate safeguards in place to discourage fraudulent behavior;
- Whether the plan incorporates appropriate risk mitigants to lower risk (including deferrals, clawback conditions (see Clawback Policy below) and capped payouts); and
- Whether payments are based on pre-established performance goals, including risk-adjusted metrics.

For the 2020 annual risk review, ERM reviewed:

- Two legacy plans previously rated medium risk and a random sample of 11 plans previously rated low risk (there were no plans previously rated high risk);
- 2019 incentive payouts versus 2018 payouts to identify any significant variability in payouts that may be indicative of plan features that encourage excessive risk-taking or fraudulent behavior; and
- Individual performance goals for the senior executives under the CMRC's purview to determine if goals were set appropriately to avoid excessive risk taking.

As a result of the review, no plans were categorized as high risk and one legacy plan previously rated medium risk was assessed as low risk. As part of this risk review, and as discussed with the CMRC, ERM concluded that AIG's compensation policies and practices do not encourage unnecessary or excessive risk-taking and have the appropriate safeguards in place to discourage fraudulent behavior.

Clawback Policy

The intent of this policy is to encourage sound risk management and individual accountability with respect to potentially risky behavior, in accordance with our compensation principles of paying for performance and aligning interests of our executives and employees with those of our shareholders.

Covered Employees	• All executive officers • Any other employees as determined by the CMRC
Covered Compensation	• Generally, includes any bonus, equity or equity-based award, or any other incentive compensation granted since 2013 • Compensation paid, and awards granted, while a covered employee is subject to this clawback policy
Triggering Events	• Material financial restatement • Award or receipt of covered compensation based on materially inaccurate financial statements or performance metrics that are materially inaccurately determined • Failure of risk management, including a supervisory role or material violation of AIG's risk policies • An action or omission that results in material financial or reputational harm to AIG
CMRC Authority	• Determining whether a triggering event has occurred • Ability to require forfeiture or repayment of all or any portion of any unpaid covered compensation or covered compensation paid in the 12 months preceding the triggering event ○ The 12-month time horizon will be extended to a longer period if required by any applicable statute or government regulation

The CMRC will continue to keep the Clawback Policy under review to ensure it affords AIG the appropriate power.

Stock Ownership Guidelines

The CMRC oversees the implementation of stock ownership guidelines that apply to the Chief Executive Officer and named executives, to further align their interests with those of shareholders and provide a meaningful personal interest in sustainable value creation.

Minimum Guidelines	• Chief Executive Officer: 5-times base salary • Other Executive Officers: 3-times base salary
Counted Equity Interests	• Stock owned outright by the officer or their spouse • Earned but unvested share-based awards
Retention Requirement	• Retention of 50% of the shares of AIG common stock received upon the exercise, vesting or payment of equity-based awards granted by AIG until minimum guideline level achieved
Post-Employment Requirement	• Executive officers must continue to comply with their applicable minimum guideline for six months after they cease to be an executive officer

All named executives are currently in compliance with our stock ownership guidelines.

Anti-Hedging and Anti-Pledging Policies

AIG's Code of Conduct and Insider Trading Policy prohibit all employees, including the named executives, from engaging in hedging transactions with respect to any AIG securities, including by trading in any derivative security relating to AIG's securities. In particular, other than pursuant to an AIG compensation or benefit plan or dividend distribution no employee may acquire, write or otherwise enter into an instrument that has a value determined by reference to AIG securities, whether or not the instrument is issued by AIG. Examples include put and call options, forward contracts, collars and equity swaps relating to AIG securities. In addition, AIG's Insider Trading Policy prohibits executive officers and directors from pledging AIG securities. None of AIG's executive officers or directors have pledged any AIG's securities.

ADDITIONAL INFORMATION

Use of Non-GAAP Financial Metrics

Certain performance metrics and their associated goals used in AIG incentive plans that named executives participate in are "Non-GAAP financial measures" under SEC rules and regulations. Appendix A explains how these measures are calculated from our audited financial statements.

Tax and Accounting Considerations

The CMRC sets named executive compensation in accordance with our compensation philosophy and continues to believe that attracting, retaining and motivating our employees with a compensation program that supports long-term value creation is in the best interests of our shareholders. In reaching decisions on executive compensation, the CMRC considers the tax and accounting consequences, including that compensation (including performance-based compensation) in excess of $1 million paid to covered executive officers in calendar year 2020 generally will not be deductible for federal income tax purposes under Section 162(m) of the Internal Revenue Code of 1986 (the Code).

REPORT OF THE COMPENSATION AND MANAGEMENT RESOURCES COMMITTEE

The CMRC has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the CMRC recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Form 10-K.

Compensation and Management Resources Committee

American International Group, Inc.

W. Don Cornwell (Chair)
Henry S. Miller
Linda A. Mills
Thomas F. Motamed
Therese M. Vaughan

2020 COMPENSATION

SUMMARY COMPENSATION TABLE

The following tables contain information with respect to AIG's named executives. As required by SEC rules, AIG's named executives include the Chief Executive Officer, Chief Financial Officer and the three other most highly paid executive officers, who each served through the end of 2020.

2020 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value ($)(3)	All Other Compensation ($)(4)	Total ($)
Brian Duperreault Chief Executive Officer(5)	2020	1,600,000	0	9,060,331	3,224,992	4,500,000	184,309	240,742	18,810,374
	2019	1,600,000	—	8,613,966	2,799,997	5,920,000	178,306	257,368	19,369,637
	2018	1,600,000	—	11,757,189	4,199,993	3,040,000	0	257,487	20,854,669
Mark D. Lyons Executive Vice President and Chief Financial Officer	2020	1,000,000	0	5,291,393	824,998	3,059,000	0	61,065	10,236,456
	2019	1,000,000	—	2,845,654	924,997	2,924,000	0	60,479	7,755,130
	2018	453,846	—	178,942	3,068,721	1,050,000	0	8,379	4,759,888
Peter Zaffino President and Global Chief Operating Officer(5)	2020	1,400,000	0	15,952,472	2,149,992	4,500,000	0	64,522	24,066,986
	2019	1,365,386	2,396,867(6)	6,460,452	2,099,998	6,000,000	0	65,631	18,388,334
	2018	1,250,000	2,396,867(6)	4,461,383	1,593,742	2,850,000	0	68,467	12,620,459
Douglas A. Dachille Executive Vice President and Chief Investment Officer	2020	1,250,000	0	2,985,016	1,062,500	3,300,000	1,090	67,661	8,666,267
	2019	1,250,000	—	3,537,883	1,149,995	4,525,000	596	82,145	10,545,619
	2018	1,192,308	—	4,461,383	1,593,742	2,375,000	385	84,578	9,707,396
Lucy Fato Executive Vice President, General Counsel & Global Head of Communications and Government Affairs	2020	930,000	0	3,741,505	987,497	2,869,000	0	64,188	8,592,190

Footnotes to 2020 Summary Compensation Table

(1)   *2020 Amounts*. The "Stock Awards" column represents the grant date fair value of (i) the 2020 PSUs based on target performance, which was the probable outcome of the performance conditions; and (ii) 2020 RSUs and off-cycle special 2020 RSUs granted to certain named executives that vest based on continued service through the performance period. See "Compensation Discussion and Analysis—2020 Compensation Decisions and Outcomes—2020 Long-Term Incentive Awards." The 2020 PSUs and 2020 RSUs, together with the 2020 stock options represented in the "Option Awards" column, comprise 2020 LTI awards and were granted under the LTI plan. The following table presents the grant date fair value of the 2020 PSUs at the target and maximum levels of performance:

Name	2020 PSUs Target ($)	2020 PSUs Maximum ($)
Brian Duperreault	6,292,041	12,584,082
Mark D. Lyons	1,609,576	3,219,152
Peter Zaffino	4,194,704	8,389,408
Douglas A. Dachille	2,072,955	4,145,910
Lucy Fato	1,918,989	3,837,978

See "—Compensation Discussion and Analysis—2020 Compensation Decisions and Outcomes—2020 Long-Term Incentive Awards" for further information.

Calculation. The amounts reported in the "Stock Awards" and "Option Awards" columns represent the grant date fair value of awards granted in the year, determined in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The amount shown for the awards granted by AIG in 2020 was calculated using the assumptions described in Note 20 to the Consolidated Financial Statements included in AIG's Annual Report on Form 10-K for the year ended December 31, 2020.

Clawback. All awards represented in the "Stock Awards" and "Option Awards" columns are subject to clawback under the AIG Clawback Policy.

(2) *2020 Amounts*. The amounts represent the awards earned under the STI plan for 2020 performance as determined by the CMRC in the first quarter of 2021. 100 percent of the award was vested and paid in February 2021. See "—Compensation Discussion and Analysis—2020 Compensation Decisions and Outcomes—2020 Short-Term Incentive Awards" for further information.

Clawback. All awards represented in the column are subject to clawback under the AIG Clawback Policy.

(3) The amounts in this column represent the total change of the actuarial present value of the accumulated benefit, including any payments made during the year, under AIG's defined benefit (pension) plans, including the Qualified Retirement Plan and the Non-Qualified Retirement Plan, as applicable. These Plans are described in "—Post-Employment Compensation—Pension Benefits." Mr. Duperreault received payments totaling $85,102 during 2020 from the Qualified Retirement Plan.

(4) *Perquisites*. This column includes the incremental costs of perquisites and benefits. The following table details the incremental cost to AIG of perquisites received by each named executive in 2020.

Perquisites

Name	Personal Use of Company Pool Cars ($)(i)	Personal Use of Aircraft ($)(ii)	Flexible Perquisite Allowance ($)(iii)	Other ($)	Total ($)
Brian Duperreault	358	179,455	35,000	0	214,813
Mark D. Lyons	136	0	35,000	0	35,136
Peter Zaffino	3,593	0	35,000	0	38,593
Douglas A. Dachille	6,732	0	35,000	0	41,732
Lucy Fato	3,259	0	35,000	0	38,259

(i) Includes the incremental costs of driver overtime compensation, fuel and maintenance attributable to personal use of company pool cars.

(ii) Includes personal use by Mr. Duperreault and his spouse of AIG-owned corporate aircraft and corporate aircraft owned by a third-party vendor, calculated based on the aggregate incremental cost of the travel to AIG. For use of AIG-owned corporate aircraft, aggregate incremental cost is calculated based on the direct operating cost of the aircraft, including fuel, additives and lubricants, maintenance, airport fees and assessments, crew expenses and in-flight supplies and catering, as applicable. If an aircraft travels empty before picking up or after dropping off Mr. Duperreault or his spouse in connection with personal travel, the cost associated with this "deadhead" segment would be included in the incremental cost attributable to overall travel. For use of corporate aircraft owned by a third-party vendor, aggregate incremental cost is calculated based on the cost-per-flight-hour charge by the vendor as well as costs of fuel, taxes, crew expenses and airport fees and assessments, as applicable. The CMRC has approved an allowance for Mr. Duperreault's personal use of corporate aircraft of up to $195,000 per calendar year (calculated based on the aggregate incremental cost to AIG).

(iii) Reflects payment of the annual cash perquisite allowance of $35,000, which the CMRC approved when it eliminated perquisites such as financial and estate planning.

Other Benefits. This column also includes life insurance premiums paid for the benefit of the named executives. All named executives are covered under the AIG Basic Group Life Insurance Plan. For group life insurance, the 2020 company-paid costs were $279 for each of the named executives.

This column also includes matching contributions and non-elective company contributions made by AIG under its 401(k) plan in the amount of $25,650 for each of the named executives in 2020.

AIG maintains a policy of directors' and officers' liability insurance for the directors and officers of AIG and its subsidiaries. The premium for this policy for the year ended September 22, 2020 was approximately $18.3 million and for the year ending September 22, 2021 is approximately $20.5 million.

(5) Effective March 1, 2021, Mr. Zaffino became President and Chief Executive Officer and Mr. Duperreault became Executive Chair. Throughout 2020, Mr. Zaffino served as President and Global Chief Operating Officer. He also served as Chief Executive Officer, General Insurance until August 2020.

(6) Represents the payment of both installments of Mr. Zaffino's one-time, sign-on cash award paid in February 2018 and February 2019, respectively, in connection with his joining AIG in 2017. Payment of the award was made pursuant to Mr. Zaffino's offer letter dated July 3, 2017.

2020 GRANTS OF PLAN-BASED AWARDS

Total 2020 Grants

The following table details all equity and non-equity plan-based awards granted to each of the named executives in 2020.

2020 Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards (Performance Share Units)(2)			All Other Stock Awards (# of AIG Shares or Units)(3)	All Other Option Awards (# of Securities Underlying Options)(4)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Equity Awards ($)(5)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)				
Brian Duperreault											
2020 STI	03/11/20	0	4,500,000	9,000,000	—	—	—	—	—	—	—
2020 PSUs	07/01/20	—	—	—	105,289	210,577	421,154	—	—	—	6,292,041
2020 RSUs	03/11/20	—	—	—	—	—	—	85,362	—	—	2,768,290
2020 Options	03/11/20	—	—	—	—	—	—	—	377,192	32.43	3,224,992
Mark D. Lyons											
2020 STI	03/11/20	0	1,900,000	3,800,000	—	—	—	—	—	—	—
2020 PSUs	07/01/20	—	—	—	26,934	53,868	107,736	—	—	—	1,609,576
2020 RSUs	03/11/20	—	—	—	—	—	—	21,837	—	—	708,174
2020 Special RSUs	12/08/20	—	—	—	—	—	—	75,244	—	—	2,973,643
2020 Options	03/11/20	—	—	—	—	—	—	—	96,491	32.43	824,998
Peter Zaffino											
2020 STI	03/11/20	0	3,000,000	6,000,000	—	—	—	—	—	—	—
2020 PSUs	07/01/20	—	—	—	70,193	140,385	280,770	—	—	—	4,194,704
2020 RSUs	03/11/20	—	—	—	—	—	—	56,909	—	—	1,845,559
2020 Special RSUs	12/08/20	—	—	—	—	—	—	250,815	—	—	9,912,209
2020 Options	03/11/20	—	—	—	—	—	—	—	251,461	32.43	2,149,992
Douglas A. Dachille											
2020 STI	03/11/20	0	2,500,000	5,000,000	—	—	—	—	—	—	—
2020 PSUs	07/01/20	—	—	—	34,688	69,376	138,752	—	—	—	2,072,955
2020 RSUs	03/11/20	—	—	—	—	—	—	28,124	—	—	912,061
2020 Options	03/11/20	—	—	—	—	—	—	—	124,269	32.43	1,062,500
Lucy Fato											
2020 STI	03/11/20	0	1,750,000	3,500,000	—	—	—	—	—	—	—
2020 STI	09/10/20	0	150,000	300,000	—	—	—	—	—	—	—
2020 PSUs	07/01/20	—	—	—	26,526	53,052	106,104	—	—	—	1,585,194
2020 PSUs	09/10/20	—	—	—	5,950	11,900	23,800	—	—	—	333,795
2020 RSUs	03/11/20	—	—	—	—	—	—	21,506	—	—	697,440
2020 Special RSUs	9/10//20	—	—	—	—	—	—	39,953	—	—	1,125,076
2020 Options	03/11/20	—	—	—	—	—	—	—	95,029	32.43	812,498
2020 Options	09/10/20	—	—	—	—	—	—	—	25,510	28.16	174,999

(1)   Amounts shown reflect the range of possible cash payouts under the STI plan for 2020 performance. Actual amounts earned, as determined by the CMRC (and, in the case of the award granted to Mr. Duperreault, as approved by the Board) in the first quarter of 2021, are reflected in the 2020 Summary Compensation Table under Non-Equity Incentive Plan Compensation. For more information

on the 2020 STI awards, including the applicable performance metrics, please see "—Compensation Discussion and Analysis—2020 Compensation Decisions and Outcomes—2020 Short-Term Incentive Awards."

(2) Amounts shown reflect the potential range of 2020 PSUs that were granted and may be earned under the LTI plan. Actual amounts earned are based on achieving pre-established goals across three financial objectives over the 2020-2022 performance period. Results will be certified by the CMRC in the first quarter of 2023. For more information on the 2020 PSUs, including the applicable performance metrics, please see "—Compensation Discussion and Analysis—2020 Compensation Decisions and Outcomes—2020 Long-Term Incentive Awards." Holders of 2020 PSUs are also entitled to dividend equivalent rights in the form of additional 2020 PSUs beginning with the first dividend record date following the 2020 PSU grant date, which are subject to the same vesting and performance conditions as the related 2020 PSUs and are paid when such related earned shares of AIG common stock (if any) are delivered.

(3) Amounts shown reflect the grant of 2020 RSUs made under the LTI plan, including transition and special awards granted to Messrs. Zaffino and Lyons and Ms. Fato. For more information on these awards, please see "—Compensation Discussion and Analysis—2020 Compensation Decisions and Outcomes—2020 Long-Term Incentive Awards" and "—Compensation Discussion and Analysis—2020 Compensation Decisions and Outcomes—Special Awards." Holders of 2020 RSUs and 2020 Special RSUs are also entitled to dividend equivalent rights in the form of additional 2020 RSUs beginning with the first dividend record date following the applicable grant date, which are subject to the same vesting conditions as the related RSUs and are paid when such related shares (if any) are delivered.

(4) Amounts shown reflect the grant of 2020 stock options made under the LTI plan. For more information on these awards, please see "—Compensation Discussion and Analysis—2020 Compensation Decisions and Outcomes—2020 Long-Term Incentive Awards." Stock options granted in 2020 have an exercise price equal to the closing price of the underlying shares of AIG common stock on the NYSE on the date of grant.

(5) Amounts shown represent the grant date fair value of the awards determined in accordance with FASB ASC Topic 718 using the assumptions presented in Note 20 to the Consolidated Financial Statements in AIG's 2020 Annual Report on Form 10-K.

HOLDINGS OF AND VESTING OF PREVIOUSLY AWARDED EQUITY

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2020

Equity-based awards held at the end of 2020 by each named executive were issued under the incentive plans and arrangements described below. Shares of AIG common stock deliverable under AIG's performance-based and time-vested equity and option awards will be delivered under the 2013 Plan except as otherwise described below.

The following table sets forth outstanding equity-based awards held by each named executive as of December 31, 2020.

Outstanding Equity Awards at December 31, 2020

| | | Option Awards (1) | | | | | Stock Awards | | | |
| | | | | | | | | Unvested (Not Subject to Performance Conditions) | | Equity Incentive Plan Awards (Unearned and Unvested) |
Name	Year Granted	Number of Securities underlying Unexercised Options (Exercisable)	Number of Securities underlying Unexercised Options (Unexercisable)	Equity Incentive Plan Awards (Number of Securities underlying Unexercised and Unearned Options)	Exercise Price ($)	Expiration Date	Award Type(2)	Number	Market Value ($)(3)	Number	Market Value ($)(3)
Brian Duperreault	2020	—	377,192	—	32.43	3/11/2030	2020 RSUs	89,086	3,372,795	—	—
	2019	—	343,980	—	44.28	3/18/2029	2020 PSUs	—	—	107,354	4,064,422
	2018	—	351,170	—	55.94	3/14/2028	2019 RSUs	68,891	2,608,213	—	—
	2017	500,000	—	1,000,000	61.82	5/15/2024	2019 PSUs	—	—	68,890	2,608,175
							2018 RSUs	76,954	2,913,478	—	—
							2018 PSUs	78,206	2,960,879	—	—
							Total	313,137	11,855,365	176,244	6,672,597
Mark D. Lyons	2020	—	96,491	—	32.43	3/11/2030	2020 Special RSUs	75,874	2,872,589	—	—
	2019	—	113,636	—	44.28	3/18/2029	2020 RSUs	22,789	862,791	—	—
	2018	—	8,213	—	37.68	12/12/2028	2020 PSUs	—	—	27,462	1,039,711
	2018	104,166	52,084	143,278	55.55	6/18/2025	2019 RSUs	22,758	861,617	—	—
							2019 PSUs	—	—	22,757	861,580
							2018 RSUs	1,708	64,664	—	—
							2018 PSUs	1,453	55,010	—	—
							Total	124,582	$ 4,716,671	50,219	1,901,291
Peter Zaffino	2020	—	251,461	—	$32.43	3/11/2030	2020 Special RSUs	252,918	9,575,475	—	—
	2019	—	257,985	—	$44.28	3/18/2029	2020 RSUs	59,391	2,248,543	—	—
	2018	—	133,256	—	$55.94	3/13/2028	2020 PSUs	—	—	71,569	2,709,602
	2017	333,000	—	667,000	$64.53	7/24/2024	2019 RSUs	51,667	1,956,112	—	—
							2019 PSUs	—	—	51,667	1,956,112
							2018 RSUs	29,200	1,105,512	—	—
							2018 PSUs	27,748	1,050,539	—	—
							Total	420,924	15,936,181	123,236	4,665,714

Name	Year Granted	Option Awards (1)					Stock Awards				
		Number of Securities underlying Unexercised Options (Exercisable)	Number of Securities underlying Unexercised Options (Unexercisable)	Equity Incentive Plan Awards (Number of Securities underlying Unexercised and Unearned Options)	Exercise Price ($)	Expiration Date	Award Type (2)	Unvested (Not Subject to Performance Conditions)		Equity Incentive Plan Awards (Unearned and Unvested)	
								Number	Market Value ($)(3)	Number	Market Value ($)(3)
Douglas A. Dachille	2020	—	124,269	—	32.43	3/11/2030	2020 RSUs	29,351	1,111,228	—	—
	2019	—	141,277	—	44.28	3/18/2029	2020 PSUs	—	—	35,368	1,339,032
	2018	—	133,256	—	55.94	3/13/2028	2019 RSUs	28,294	1,071,210	—	—
							2019 PSUs	—	—	28,293	1,071,172
							2018 RSUs	29,200	1,105,512	—	—
							2018 PSUs	26,970	1,021,084	—	—
							Total	113,815	4,309,034	63,661	2,410,204
Lucy Fato	2020	—	25,510	—	28.16	9/10/2030	2020 Special RSUs	34,669	1,312,568	—	—
	2020	—	95,029	—	32.43	3/11/2030	2020 RSUs	28,511	1,079,426	—	—
	2019	—	119,778	—	44.28	3/18/2029	2020 PSUs	—	—	33,112	1,253,620
	2018	—	65,321	—	55.94	3/13/2028	2019 RSUs	23,988	908,185	—	—
							2019 PSUs	—	—	23,987	908,147
							2018 RSUs	14,314	541,928	—	—
							2018 PSUs	12,186	461,361	—	—
							Total	113,668	4,303,468	57,099	2,161,767

(1) *Stock Options.* Stock options granted in 2020 have an exercise price equal to the closing price of the underlying shares of AIG common stock on the NYSE on the date of grant. All of the stock options granted in 2020 will vest in full in January 2023 and have a 10-year term from the date of grant.

Stock options granted in 2019 have an exercise price equal to the closing price of the underlying shares of AIG common stock on the NYSE on the date of grant. All of the stock options granted in 2019 will vest in full in January 2022 and have a 10-year term from the date of grant.

Stock options granted in 2018 have an exercise price equal to the closing price of the underlying shares of AIG common stock on the NYSE on the date of grant (except Mr. Duperreault's options have the same exercise price as those granted to other named executives in March 2018, but were granted one day later after ratification by the Board). All of the stock options granted in 2018 (except for Mr. Lyons' sign-on award stock options as described below) fully vested in January 2021 and have a 10-year term from the date of grant.

Each of Messrs. Duperreault, Lyons and Zaffino received a one-time, sign-on award of stock options upon joining AIG. Each of these options has a seven-year term and has an exercise price equal to the closing sale price of AIG common stock on the NYSE on the date of grant. For Mr. Duperreault, his sign-on stock options to purchase 1,500,000 shares of AIG common stock have a grant date of May 15, 2017 and vest as follows:

• Stock options for 500,000 shares of AIG common stock vested in equal, annual installments on each of the first three anniversaries of the grant date;

• Stock options for 300,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $70.99, but in no event will these stock options vest faster than in equal, annual installments on each of the first three anniversaries of the grant date;

• Stock options for 300,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $80.99; and

• Stock options for 400,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $90.99.

For Mr. Lyons, his sign-on stock options to purchase 299,528 shares of AIG common stock have a grant date of June 18, 2018 and vest as follows:

• Stock options for 156,250 shares of AIG common stock vest in equal, annual installments on each of the first three anniversaries of the grant date;

- Stock options for 47,594 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $65.55, but in no event will these stock options vest faster than in annual installments on each of the first three anniversaries of the grant date;

- Stock options for 46,904 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $75.55; and

- Stock options for 48,780 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $85.55.

For Mr. Zaffino, his sign-on stock options to purchase 1,000,000 shares of AIG common stock have a grant date of July 24, 2017 and vest as follows:

- Stock options for 333,000 shares of AIG common stock vested in equal, annual installments on each of the first three anniversaries of the grant date;

- Stock options for 200,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $74.53, but in no event will these stock options vest faster than in equal, annual installments on each of the first three anniversaries of the grant date;

- Stock options for 200,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $84.53; and

- Stock options for 267,000 shares of AIG common stock vest only if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $94.53.

The sign-on stock options were granted under the 2013 Plan, except 500,000 stock options granted to Mr. Duperreault, which were granted as an "employment inducement award" under NYSE Listing Rule 303A.08, as approved by the Board, and are otherwise governed by the 2013 Plan. The 500,000 stock options granted outside of the 2013 Plan consist of 100,000 stock options that vest if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $80.99, and 400,000 stock options that vest if, for twenty consecutive trading days, the closing price per share of AIG common stock on the NYSE is at least $90.99, each as described above.

(2) *Performance Share Units*.

PSUs accrue dividend equivalent rights in the form of additional PSUs beginning with the first dividend record date following the PSU grant date, which are subject to the same vesting and performance conditions as the related PSUs and are paid when such related earned shares of AIG common stock (if any) are delivered. The 2018 PSU amounts earned as shown above include the additional PSUs accrued in respect of dividend equivalent rights. 2020 and 2019 PSU amounts also include the additional PSUs accrued in respect of dividend equivalent rights assuming threshold payout.

All 2020 and 2019 PSUs are shown at threshold payout. Whether the 2020 or 2019 PSUs (and related dividend equivalents) will be earned at the level shown or a different level, or at all, depends on AIG performance against metrics over a three-year performance period. Once earned, 2020 and 2019 PSUs (and related dividend equivalents) will vest on January 1, 2023 and January 1, 2022, respectively. The earned 2018 PSUs vested on January 1, 2021. Actual amounts earned for the 2018 PSUs were determined by the CMRC in the first quarter of 2021 and 2018 PSUs are shown at actual payout, net of tax withholding.

Restricted Stock Units.

All 2020 and 2019 RSUs (and related dividend equivalents) granted to our named executives will vest in full on January 1, 2023 and January 1, 2022, respectively, and the 2018 RSUs (and related dividend equivalents) granted to our named executives vested in full on January 1, 2021.

RSUs accrue dividend equivalent rights in the form of additional RSUs beginning with the first dividend record date following the applicable grant date, which are subject to the same vesting conditions as the related RSUs and are paid when such related shares of AIG common stock (if any) are delivered. The RSU amounts as shown above include the additional RSUs accrued in respect of dividend equivalent rights.

The 2020 Special RSUs reflect one-time grants made to certain of our named executives during 2020. The 2020 Special RSUs (and related dividend equivalents) granted to Mr. Lyons will vest on December 8, 2023. The 2020 Special RSUs (and related dividend equivalents) granted to Mr. Zaffino will vest in equal one-third installments on each of December 8, 2023; December 8, 2024; and December 8, 2025. The 2020 Special RSUs (and related dividend equivalents) granted to Ms. Fato will vest fifty percent on September 10, 2021 and fifty percent on September 10, 2022. For more information on these awards, please see "—Compensation Discussion and Analysis—2020 Compensation Decisions and Outcomes—Special Awards."

(3) Based on the closing sale price of AIG common stock on the NYSE on December 31, 2020 of $37.86 per share.

VESTING OF STOCK-BASED AWARDS DURING 2020

The following table sets forth the amounts realized in accordance with SEC rules by each named executive as a result of the vesting of stock-based awards in 2020. There were no options exercised in 2020 by any of the named executives.

2020 Vesting of Stock-Based Awards

Name	Stock-Based Awards Vested in 2020	
	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Brian Duperreault(1)	59,357	3,072,318
Mark D. Lyons	—	—
Peter Zaffino(1)	21,326	1,103,834
Douglas A. Dachille(1)(2)	25,953	1,343,327
Lucy Fato(1)	12,386	641,099

(1) Represents the 2017 RSUs that vested in January 2020 (based on the value of the underlying shares of AIG common stock on the vesting date).

(2) Represents the final tranche of the earned 2015 PSUs that vested in January 2020 (each based on the value of the underlying shares of AIG common stock on the vesting date).

POST-EMPLOYMENT COMPENSATION

PENSION BENEFITS

AIG does not have any active defined benefit (pension) plans. Effective January 1, 2016, benefit accruals under AIG's Qualified Retirement Plan and Non-Qualified Retirement Plan (the Plans) were frozen. At that time, the Plans were closed to new participants and existing participants ceased to accrue additional benefits after December 31, 2015. However, as described below, interest credits continue to accrue on existing cash balance accounts, and participants continue to be able to earn service credits for purposes of vesting and early retirement eligibility subsidies.

Before the Plans were frozen, the benefit formula under the Plans was converted from a final average pay formula to a cash balance formula, effective April 1, 2012. The cash balance formula was comprised of pay credits, calculated based on 6 percent of a Plan participant's annual pensionable compensation, and annual interest credits. Pensionable compensation under the cash balance formula included base salary, commissions, overtime and annual STI awards, with the Qualified Retirement Plan subject to IRS compensation limits and the Non-Qualified Retirement Plan subject to an annual compensation limit of $1,050,000 in 2015. The Non-Qualified Retirement Plan provides a benefit equal to the portion of the benefit that is not permitted to be paid from the Qualified Retirement Plan due to IRS limits. Pay credits ceased under the Plans on December 31, 2015, but annual interest credits continue (2.19 percent in 2020, based upon the 30-year long-term Treasury rate). This rate is adjusted annually on January 1.

Mr. Duperreault will receive his Non-Qualified Retirement Plan benefit under the final average pay formula for service accrued during his prior period of employment ending in 1994. Mr. Dachille will receive a benefit under the Plans' cash balance formula. The Plans' final average pay formula ranges from 0.925 percent to 1.425 percent times average final salary for each year of credited service accrued since April 1, 1985 up to 44 years through December 31, 2015 and 1.25 percent to 1.75 percent times average final pay for each year of credited service accrued prior to April 1, 1985 up to 40 years. For participants who retire after the normal retirement age of 65, the retirement benefit is actuarially increased to reflect the later benefit commencement date. In the case of the Qualified Retirement Plan, participants vest after three years of service and, in the case of the Non-Qualified Retirement Plan, participants vest once they attain either (1) age 60 with five or more years of service or (2) age 55 with ten or more years of service.

Early Retirement Benefits

Each of the Plans provides for reduced early retirement benefits. These benefits are available to all vested participants in the Qualified Retirement Plan. The Non-Qualified Retirement Plan provides reduced early retirement benefits to participants who have reached age 55 with ten or more years of service or to participants who have reached age 60 with five or more years of service. The early retirement reduction factors in the Non-Qualified Retirement Plan are based upon age as of the retirement date and years of credited service. In the case of early retirement, participants in the Plans under the final average pay formula will receive the plan formula benefit projected to normal retirement at age 65 (using average final salary as of the date of early retirement), but prorated based on years of actual service, then reduced by 3, 4 or 5 percent (depending on age and years of credited service at retirement) for each year that retirement precedes age 65. Participants in the Plans will continue to receive service credit on and after the freeze date in determining age and length of service for early retirement subsidies and vesting purposes. Participants in the Qualified Retirement Plan with at least three years of service to AIG have a vested reduced retirement benefit pursuant to which, in the case of termination of employment prior to reaching age 65, such participants may elect to receive a reduced early retirement benefit commencing at any date between their date of termination and age 65.

Death and Disability Benefits

Each of the Plans also provides for death and disability benefits. The death benefit payable to a participant's designated beneficiary under the Plans will generally equal the participant's lump sum benefit or cash balance account. Under the Plans, participants who become disabled and receive payments under AIG's long-term disability plan on and after the freeze date continue to receive service credit in determining age and length of service for early retirement subsidies and vesting purposes for a maximum of three additional years, and participants whose benefit is determined under the cash balance formula continue to receive interest credits to their cash balance account up to the date they commence their benefit.

2020 Pension Benefits

The following table details the accumulated benefits under the pension plans in which each named executive participates. In accordance with SEC rules, these accumulated benefits are presented as if they were payable upon the named executive's normal retirement at age 65 or current age if older. However, it is important to note that the benefits shown for the named executives are at least partially unvested and could be received at lower levels due to reduced benefits or forfeited entirely if the named executive does not continue to work at AIG for the next several years.

As of year-end 2020, Mr. Dachille was vested in the Qualified Retirement Plan and eligible to commence benefits under such Plan early. Mr. Duperreault was also vested in his Qualified Retirement Plan benefit and elected to commence his benefit under such Plan in September 2017. In addition, as of year-end 2020, Mr. Duperreault was eligible for normal retirement benefits and Mr. Dachille was eligible for early retirement benefits under the Non-Qualified Retirement Plan.

2020 Pension Benefits

Name	Plan Name	Years of Credited Service(1)	Present Value of Accumulated Benefit ($)(2)	Payments During 2020 ($)
Brian Duperreault	Qualified Retirement Plan	18.75	1,244,284	85,102
	Non-Qualified Retirement Plan	18.75	248,129	0
	Total		1,492,413	85,102
Mark D. Lyons	Qualified Retirement Plan	0	0	0
	Non-Qualified Retirement Plan	0	0	0
	Total		0	0
Peter Zaffino	Qualified Retirement Plan	0	0	0
	Non-Qualified Retirement Plan	0	0	0
	Total		0	0
Douglas A. Dachille	Qualified Retirement Plan	0.333	17,859	0
	Non-Qualified Retirement Plan	0.333	2,536	0
	Total		20,395	0
Lucy Fato	Qualified Retirement Plan	0	0	0
	Non-Qualified Retirement Plan	0	0	0
	Total		0	0

(1)   The named executives had the following years of service with AIG as of December 31, 2020: Mr. Duperreault—25.083; Mr. Lyons—5.500; Mr. Zaffino—3.500; Mr. Dachille—5.333; and Ms. Fato—3.25.

Mr. Duperreault. Mr. Duperreault has 6.333 fewer years of credited service than actual service under the Qualified Retirement Plan and the Non-Qualified Retirement Plan because, at the time he was originally hired, the Qualified Retirement Plan was contributory and employees received credited service when they began to contribute to the Qualified Retirement Plan. Mr. Duperreault was employed by AIG starting on May 1, 1973 but did not begin to contribute to the Qualified Retirement Plan until January 1, 1976. He accrued pension benefits under the Qualified Retirement Plan and the Non-Qualified Retirement Plan during his employment until his resignation from AIG in September 1994. Mr. Duperreault did not receive a distribution from the Qualified Retirement Plan or the Non-Qualified Retirement Plan at the time of his resignation in September 1994. Mr. Duperreault was vested in his Qualified Retirement Plan benefit at the time of his resignation in September 1994 and elected to commence this benefit in September 2017. He has not received a distribution from the Non-Qualified Retirement Plan. Pursuant to the terms of these Plans, prior service is recognized for vesting and eligibility to participate. Therefore, upon rejoining AIG in May 2017, his prior service was recognized for vesting purposes under the Qualified and Non-Qualified Retirement Plans. Mr. Duperreault's credited service under the Non-Qualified Retirement Plan is equal to his credited service under the Qualified Retirement Plan because he was not an employee during the time period in which the freeze on service accrual in the Non-Qualified Retirement Plan was applicable. Benefit accruals did not commence for Mr. Duperreault when he rejoined AIG as the Plans were frozen effective January 1, 2016.

Mr. Lyons. Mr. Lyons has 5.5 fewer years of credited service than actual service under the Qualified Retirement Plan and the Non-Qualified Retirement Plan because Mr. Lyons' actual years of service reflect his prior period of employment from February 1983 to December 1985, as well as his service after he rejoined AIG in June 2018. During his prior period of employment, he received a $745 lump sum cash-out from a prior contributory qualified pension plan and accrued a small benefit under the Qualified Retirement Plan with respect to his service from April 1985 through December 1985. When Mr. Lyons terminated employment in December 1985, he did not meet the vesting requirements under the Qualified Retirement Plan and did not participate in the Non-Qualified Retirement Plan because it did not exist at that time. Mr. Lyons was not eligible to participate in the Qualified Retirement Plan or the Non-Qualified Retirement Plan when he rejoined AIG in June 2018 because both Plans were frozen.

Mr. Zaffino. Mr. Zaffino has 3.5 fewer years of credited service than actual service under the Qualified Retirement Plan and the Non-Qualified Retirement Plan because he is not a participant in either Plan because he joined AIG after the Plans were frozen effective January 1, 2016.

Mr. Dachille. Mr. Dachille has 5 fewer years of credited service than actual service under the Qualified Retirement Plan and the Non-Qualified Retirement Plan because the Plans were frozen effective January 1, 2016 and credited service accruals ceased under these Plans as of December 31, 2015. Mr. Dachille became a participant in the Qualified Retirement Plan and the Non-Qualified Retirement Plan in September 2015 upon joining AIG. He participates in the Qualified Retirement and Non-Qualified Retirement Plans under the cash balance formula. AIG recognizes prior service by Mr. Dachille to First Principles for purposes of determining vesting and eligibility pursuant to the terms of AIG's acquisition of First Principles.

Ms. Fato. Ms. Fato has 3.25 fewer years of credited service than actual service under the Qualified Retirement Plan and the Non-Qualified Retirement Plan because she is not a participant in either Plan because she joined AIG after the Plans were frozen effective January 1, 2016.

(2)   The actuarial present values of the accumulated benefits are based on service and earnings as of December 31, 2020 (the pension plan measurement date for purposes of AIG's financial statement reporting). The actuarial present values of the accumulated benefits under the Plans are calculated based on payment of a life annuity beginning at age 65, or current age if older, consistent with the assumptions described in Note 21 to the Consolidated Financial Statements included in AIG's 2020 Annual Report on Form 10-K. As described in that Note, the discount rate assumption is 2.28 percent for the Qualified Retirement Plan. The discount rate assumption is 2.20 percent for the Non-Qualified Retirement Plan. The mortality assumptions are based on the Pri-2012 annuitant white collar mortality table projected using the AIG improvement scale.

NONQUALIFIED DEFERRED COMPENSATION

None of the named executive officers participate in a nonqualified deferred compensation plan.

POTENTIAL PAYMENTS ON TERMINATION

EXECUTIVE SEVERANCE PLAN

AIG maintains the 2012 Executive Severance Plan (2012 ESP) for AIG executives in grade level 27 or above, including the named executives.

Severance Benefits

The 2012 ESP provides for severance payments and benefits upon a termination by AIG without "Cause" or by a qualifying executive (including all of the named executives) for "Good Reason," including, for qualifying executives, after a "Change in Control." In the event of a qualifying termination, subject to the participant's execution of a release of claims and agreement to abide by certain restrictive covenants, a participant is generally eligible to receive:

- Severance in an amount equal to the product of a multiplier times the sum of base salary and the average amount of STI paid for the preceding three completed calendar years. The multiplier is either 1 or 1.5 depending on the executive's grade level and increases to 1.5 or 2 for qualifying terminations within two years following a Change in Control. Each of the named executives is eligible for the higher multipliers; and

- For terminations on and after April 1 of the termination year, a pro-rata annual STI award for the year of termination based on the participant's target amount and actual company (and/or, if applicable, business unit or function) performance, paid at the same time as such STI awards are regularly paid to similarly situated active employees.

If the qualifying termination occurs within twelve months after experiencing a reduction in base salary or annual STI target, the payments described above are calculated as if the qualifying termination occurred immediately prior to the reduction. Severance generally will be paid in a lump sum.

Participants are also entitled to continued health coverage under the Consolidated Omnibus Budget Reconciliation Act, a $40,000 payment that may be applied towards continued health coverage and life insurance and one year of additional age and service under the Non-Qualified Retirement Plan and the AIG medical plan solely for purposes of determining vesting and eligibility, not benefit accruals. The one year of additional age and service is also used for the purpose of determining eligibility to enroll in retiree medical coverage.

Restrictive Covenants

Pursuant to the release of claims that each participant must execute to receive benefits under the 2012 ESP, each participant is generally prohibited from:

- Engaging in, being employed by, rendering services to or acquiring financial interests in certain businesses that are competitive with AIG for a period of six months after termination;
- Interfering with AIG's business relationships with customers, suppliers or consultants for a period of six months after termination;
- Soliciting or hiring AIG employees for a period of one year after termination; and
- Disclosing AIG's confidential information at any time following termination.

Definitions

Under the 2012 ESP:

- "Cause" generally means
    - the participant's conviction, whether following trial or by plea of guilty or nolo contendere (or similar plea), in a criminal proceeding (1) on a misdemeanor charge involving fraud, false statements or misleading omissions, wrongful taking, embezzlement, bribery, forgery, counterfeiting or extortion, (2) on a felony charge or (3) on an equivalent charge to those in clauses (1) and (2) in jurisdictions which do not use those designations;
    - the participant's engagement in any conduct which constitutes an employment disqualification under applicable law (including statutory disqualification as defined under the Exchange Act);
    - the participant's violation of any securities or commodities laws, any rules or regulations issued pursuant to such laws, or the rules and regulations of any securities or commodities exchange or association of which AIG or any of its subsidiaries or affiliates is a member; or
    - the participant's material violation of AIG's codes of conduct or any other AIG policy as in effect from time to time.
- "Change in Control" generally means
    - individuals who, on the effective date of the 2012 ESP, constitute the Board of Directors of AIG (or subsequent directors whose election or nomination was approved by a vote of at least two-thirds of such directors, including by approval of the proxy statement in which such person is named as a nominee for director) cease for any reason to constitute at least a majority of the Board;
    - any person is or becomes a beneficial owner of 50 percent or more of AIG's voting securities (for this purpose, person is as defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act);
    - consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving AIG that results in any person becoming the beneficial owner of 50 percent or more of the total voting power of the outstanding voting securities eligible to elect directors of the entity resulting from such transaction;
    - a sale of all or substantially all of AIG's assets; or
    - AIG's stockholders approve a plan of complete liquidation or dissolution of AIG.
- "Good Reason" generally means a reduction of more than 20 percent in the participant's annual target direct compensation.

TREATMENT OF LTI AWARDS

The LTI plan provides for accelerated vesting of outstanding PSUs, RSUs and 2018, 2019 and 2020 stock options, as applicable, in certain termination scenarios.

In the case of a participant's involuntary termination without Cause (defined in the same manner as in the 2012 ESP as set forth above), retirement or disability, the participant's outstanding LTI awards will vest. Earned PSUs will be determined based on actual performance for the whole performance period. 2018, 2019 and 2020 stock options will remain exercisable for three years after termination (or retirement or disability). The earned amount of PSUs and full amount of 2019 and 2020 RSUs will be delivered on the normal settlement schedule. Retirement requires attainment of age 60 with five years of service or attainment of age 55 with ten years of service. Pursuant to Mr. Duperreault's 2017 offer letter, all annual equity awards granted to him provide for retirement eligibility beginning on May 14, 2020, the third anniversary of the effective date of his offer letter.

In the case of a participant's death during or prior to adjudication for a performance period or involuntary termination without Cause within 24 months following a Change in Control (defined in the same manner as in the 2012 ESP as set forth above) during a performance period, an amount equal to the participant's target amount of PSUs (unless the CMRC determines to use actual performance through the date of the Change in Control) and the full amount of 2019 and 2020 RSUs will vest and be delivered to the participant by the later of the end of the calendar year or two and a half months following death or termination. 2018, 2019 and 2020 stock options will vest and remain exercisable for three years after death. In no event will any 2018, 2019 or 2020 stock options remain exercisable after the initial ten-year expiration date.

SUBSEQUENT AMENDMENT OF THE 2012 ESP AND LTI PLAN

On February 16, 2021, the CMRC approved the amendment and restatement of the 2012 ESP and the LTI plan to, among other things, effect certain changes to the severance opportunities and treatment of LTI awards in the event of a Change in Control.

As a result of the amendment and restatement of the 2012 ESP:

- Going forward, in the event of a covered termination within 24 months following a Change in Control, with respect to the STI portion of their severance, a participant will receive an enhanced proration formula, as well as an adjustment to the calculation of the payment amount equal to the greater of actual performance and target.
- In the event of a Change in Control, the definition of Good Reason shall also mean (1) a material diminution in the authority, duties or responsibilities, (2) relocation of greater than 50 miles, or (3) change in reporting for Executive Vice Presidents and above.

As a result of the amendment and restatement of the LTI plan, in the event of a termination for Good Reason following a Change in Control, the participant's outstanding LTI awards will vest in the same manner as in the case of an involuntary termination without Cause, retirement or disability as described above under "—Treatment of LTI Awards," except that under a covered termination following a Change in Control or retirement, stock options will remain exercisable for the remaining life of the option.

As these amendments to the 2012 ESP and LTI plan were made subsequent to December 31, 2020, the as of date of the compensation tables in this Proxy Statement, the amounts shown under "—Quantification of Termination Payments and Benefits—Termination Payments and Benefits for the Named Executive Officers as of December 31, 2020" do not reflect these amended provisions.

QUANTIFICATION OF TERMINATION PAYMENTS AND BENEFITS

The following table sets forth the compensation and benefits that would have been provided to each of the named executives if he or she had been terminated on December 31, 2020 under the circumstances indicated (including following a Change in Control).

Termination Payments and Benefits for the Named Executive Officers as of December 31, 2020

Name	Annual Short-Term Incentive ($)(1)	Severance ($)(2)	Medical and Life Insurance ($)(3)	Pension Plan Credit ($)(4)	Unvested Options ($)(5)	Unvested Stock Awards ($)(6)	Total ($)
Brian Duperreault							
By AIG for "Cause"	0	0	0	0	0	0	0
By AIG w/o "Cause"	4,500,000	7,946,667	40,000	0	2,048,153	27,542,263	42,077,083
By Executive w/o Good Reason	0	0	0	0	0	0	0
By Executive with Good Reason	4,500,000	7,946,667	40,000	0	0	0	12,486,667
Qualifying Termination following a Change in Control(7)	4,500,000	10,595,555	40,000	0	2,048,153	27,542,263	44,725,971
Death	4,500,000	0	0	0	2,048,153	28,066,678	34,614,831
Disability(8)	4,500,000	0	0	0	2,048,153	27,542,263	34,090,416
Retirement	4,500,000	0	0	0	2,048,153	27,542,263	34,090,416
Mark D. Lyons							
By AIG for "Cause"	0	0	0	0	0	0	0
By AIG w/o "Cause"	2,042,500	4,480,500	40,000	0	525,424	8,582,069	15,670,493
By Executive w/o Good Reason	0	0	0	0	0	0	0
By Executive with Good Reason	2,042,500	4,480,500	40,000	0	0	0	6,563,000
Qualifying Termination following a Change in Control(7)	2,042,500	5,974,000	40,000	0	525,424	8,582,069	17,163,993
Death	1,900,000	0	0	0	525,424	8,593,690	11,019,114
Disability(8)	2,042,500	0	0	0	525,424	8,582,069	11,149,993
Retirement	0	0	0	0	0	0	0
Peter Zaffino							
By AIG for "Cause"	0	0	0	0	0	0	0
By AIG w/o "Cause"	3,000,000	7,950,000	40,000	0	1,365,433	26,229,286	38,584,719
By Executive w/o Good Reason	0	0	0	0	0	0	0
By Executive with Good Reason	3,000,000	7,950,000	40,000	0	0	0	10,990,000
Qualifying Termination following a Change in Control(7)	3,000,000	10,600,000	40,000	0	1,365,433	26,229,286	41,234,719
Death	3,000,000	0	0	0	1,365,433	26,428,287	30,793,720
Disability(8)	3,000,000	0	0	0	1,365,433	26,229,286	30,594,719
Retirement	0	0	0	0	0	0	0
Douglas A. Dachille							
By AIG for "Cause"	0	0	0	552	0	0	552
By AIG w/o "Cause"	2,687,500	6,425,000	40,000	552	674,781	10,120,538	19,948,371
By Executive w/o Good Reason	0	0	0	552	0	0	552
By Executive with Good Reason	2,687,500	6,425,000	40,000	552	0	0	9,153,052
Qualifying Termination following a Change in Control(7)	2,687,500	8,566,667	40,000	552	674,781	10,120,538	22,090,038
Death	2,500,000	0	0	552	674,781	10,319,538	13,494,871
Disability(8)	2,687,500	0	0	0	674,781	10,120,538	13,482,819
Retirement	2,687,500	0	0	552	674,781	10,120,538	13,483,371

Name	Annual Short-Term Incentive ($)(1)	Severance ($)(2)	Medical and Life Insurance ($)(3)	Pension Plan Credit ($)(4)	Unvested Options ($)(5)	Unvested Stock Awards ($)(6)	Total ($)
Lucy Fato							
By AIG for "Cause"	0	0	0	0	0	0	0
By AIG w/o "Cause"	2,042,500	4,452,500	40,000	0	763,454	9,152,100	16,450,554
By Executive w/o Good Reason	0	0	0	0	0	0	0
By Executive with Good Reason	2,042,500	4,452,500	40,000	0	0	0	6,535,000
Qualifying Termination following a Change in Control(7)	2,042,500	5,936,667	40,000	0	763,454	9,152,100	17,934,721
Death	1,900,000	0	0	0	763,454	9,249,652	11,913,106
Disability(8)	2,042,500	0	0	0	763,454	9,152,100	11,958,054
Retirement	0	0	0	0	0	0	0

(1) These amounts represent annual STI payments for which the current named executives would have been eligible pursuant to the 2012 ESP had they been terminated on December 31, 2020. Under the 2012 ESP, earned STI awards are prorated based on the number of full months the executive was employed in the termination year. Except in the case of death, these STI payments are based on the named executive's target amount and actual business or function performance and paid at the same time such STI awards are regularly paid to similarly situated active employees. In the case of death, a named executive's STI payment is based on his target amount and paid as soon as administratively possible after the date of death (but in no event later than March 15th of the following year). These amounts would have been solely in lieu of, and not in addition to, the annual STI award for 2020 actually paid to the current named executives as reported in the 2020 Summary Compensation Table.

(2) Severance would have been paid as a lump sum cash payment as soon as practicable and in no event later than 60 days following the termination date. See the description of the 2012 ESP above for more information on severance payments and benefits.

(3) The amounts in this column reflect a lump sum payment of $40,000 that can be used to pay for continued healthcare and life insurance coverage following a qualifying termination. None of the current named executives are eligible for company-subsidized retiree medical benefits. The amounts do not include medical and life insurance benefits upon permanent disability or death to the extent that they are generally available to all salaried employees. All of the current named executives are eligible participants under the AIG medical and life insurance plans.

(4) The amount shown for all of the termination events is the increase, if any, above the accumulated value of pension benefits shown in the 2020 Pension Benefits table, calculated using the same assumptions. Where there is no increase in value, the amount shown in this column is zero. For Messrs. Lyons and Zaffino and Ms. Fato, the amount shown in the column is zero because they are not participants in the Plans. For information on pension benefits generally, see "—Post-Employment Compensation—Pension Benefits."

(5) The amounts in this column represent the total market value of unvested stock options as of December 31, 2020 that would accelerate upon termination, based on the difference between the exercise price of the options and the closing sale price of shares of AIG common stock on the NYSE of $37.86 on December 31, 2020.

For the 2018, 2019 and 2020 stock option awards, the amounts in this column include the stock options vesting in the case of a named executive's involuntary termination without Cause, involuntary termination without Cause within 24 months following a Change in Control, retirement, death or disability. The vested 2018, 2019 and 2020 stock options will remain exercisable for three years after each termination scenario. In no event will any 2018, 2019 or 2020 stock options remain exercisable after the initial ten-year expiration date.

As described above under "—Holdings of and Vesting of Previously Awarded Equity—Outstanding Equity Awards at December 31, 2020", Messrs. Duperreault, Lyons and Zaffino, in connection with joining AIG, were each granted stock options with a seven-year term pursuant to each executive's stock option award agreement. The time-vesting options portion of each executive's award (500,000 options for Mr. Duperreault, 156,250 options for Mr. Lyons and 333,000 options for Mr. Zaffino) vest in equal, annual installments on each of the first three anniversaries of the respective award grant date and the remaining portion of each executive's award (1,000,000 options for Mr. Duperreault, 143,278 options for Mr. Lyons and 667,000 for Mr. Zaffino) vests based on the stock performance of AIG common stock (the Performance-Vesting Options). Upon a termination by AIG without Cause or by the executive for Good Reason, or upon the executive's death or disability, all time-vesting options will vest and remain exercisable for three years after termination, and the unvested Performance-Vesting Options will continue to be eligible to vest based on stock performance and remain exercisable for three years after termination. Based on the closing sale price on the NYSE of $37.86 on December 31, 2020 of shares of AIG common stock, no Performance-Vesting Options would vest upon termination as of December 31, 2020. In no event will any stock options remain exercisable after the initial seven-year expiration date. Upon any other termination, including for Cause by AIG or by the executive other than for Good Reason, all unvested stock options immediately terminate and are forfeited.

(6) The amounts in this column represent the total market value (based on the closing sale price on the NYSE of $37.86 on December 31, 2020) of shares of AIG common stock underlying unvested equity-based awards as of December 31, 2020.

For the 2018 PSU awards, the amounts in this column include the named executive's actual earned PSUs for the 2018-2021 performance period (as determined by the CMRC in the first quarter of 2021) that vested in January 2021 in the case of a named executive's involuntary termination without Cause, involuntary termination without Cause within 24 months following a Change in Control, retirement or disability. Target performance is reflected in the case of death.

In addition, the amounts in this column include, for all of the named executives, the outstanding 2019 and 2020 PSU awards assuming target performance and the full amount of their RSU awards. For the 2019 and 2020 PSU awards, the actual number of PSUs (if any) vesting upon a qualifying termination by AIG without Cause, by executive with Good Reason, disability, retirement and, in certain circumstances, following a Change in Control, would be based on actual performance.

PSU and RSU award amounts also include additional PSUs and RSUs accrued in respect of dividend equivalent rights, which are subject to the same vesting and, in the case of the PSUs, performance, conditions as the related PSUs and RSUs, and are paid when such related shares (if any) are delivered. 2018 PSU award amounts include the additional PSUs actually accrued in respect of dividend equivalent rights, which are subject to the same vesting and performance conditions as the related PSUs and were paid when such related earned shares were delivered. 2019 and 2020 PSU amounts include the additional PSUs accrued in respect of dividend equivalent rights assuming target performance.

(7)   This row includes amounts that would be paid under the 2012 ESP upon a termination by AIG without Cause or by the executive for Good Reason within 24 months following a Change in Control. Under the outstanding PSU and RSU awards, the amounts in this row include only termination by AIG without Cause within 24 months following a Change in Control, with the amount of PSUs vesting shown (i) at the actual amounts earned for the 2018 PSUs (as determined by the CMRC in the first quarter of 2021) that vested in January 2021 and (ii) at target for the 2019 and 2020 PSUs. However, with respect to the 2019 and 2020 PSUs, for a Change in Control that occurs following a performance period, the actual PSUs vesting, if any, would be based on actual performance, and for a Change in Control that occurs during a performance period, the CMRC may determine to use actual performance through the date of the Change in Control rather than target performance to determine the actual PSUs vesting, if any.

(8)   Amounts shown in this row represent the amounts the executive would be entitled to receive upon experiencing a disability.

PAY RATIO

The 2020 annual total compensation of the median employee identified by AIG (as described below) was $70,926, and the 2020 annual total compensation of Mr. Duperreault, AIG's Chief Executive Officer during 2020, was $18,810,373. Accordingly, AIG's estimated 2020 pay ratio was 1 to 265.

As permitted by SEC rules, to identify the median employee, AIG used its active employee population (including both full-time and part-time employees) as of October 1, 2020 and used 2019 annual total compensation for that population comprising (1) annual base salary, (2) overtime payments, (3) target STI and LTI awards, in each case using 2020 targets for employees hired during 2019 who were not eligible for 2019 awards and (4) sales incentives. For employees hired in 2020 (who therefore did not have 2019 compensation), AIG used 2020 annual total compensation comprising (1) annual base salary, (2) overtime payments, (3) 2020 target STI and LTI awards and (4) an estimate of annual sales incentives based on a calculation of median 2019 sales incentives.

As required by SEC rules, after identifying our median employee (who is located in the U.S.), we calculated 2020 annual total compensation for both our median employee and Mr. Duperreault using the same methodology that we use to determine our named executive officers' annual total compensation for the Summary Compensation Table.

SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratios reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios. In addition, the median employee's annual total compensation is unique to that individual and therefore is not an indicator of the annual total compensation of any other individual or group of employees.

Equity Compensation Plan Information

The following table provides information about shares of AIG common stock that may be issued under compensation plans as of December 31, 2020.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights(1)(2)	Weighted-Average Exercise Price of Outstanding Options and Rights ($)(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Third Column)
Equity compensation plans approved by security holders	2010 Stock Incentive Plan	20,247(3)	—	0(4)
	2013 Plan	31,403,866(5)	47.03(6)	22,275,746(7)
Equity compensation plans not approved by security holders	Inducement Option Award	500,000(8)	61.82(6)	0
Total		31,924,113	47.67(6)	22,275,746

(1) Shares underlying RSUs and PSUs are deliverable without the payment of any consideration, and therefore these awards have not been taken into account in calculating the weighted-average exercise price.

(2) At December 31, 2020, AIG was also obligated to issue 42,130 shares in connection with previous exercises of options with delivery deferred.

(3) Represents shares reserved for issuance in connection with DSUs.

(4) No future awards will be made under these plans.

(5) Represents shares reserved for issuance in connection with time-vested DSUs and in connection with 2018 PSUs (at actual amounts earned, including related dividend equivalents, and net of shares withheld for the payment of taxes), 2019 and 2020 PSUs (at target level of performance and including related dividend equivalents), RSUs (and related dividend equivalents) and options.

(6) Represents the weighted average exercise price of outstanding options.

(7) Represents shares reserved for future issuance under the 2013 Plan (which replaced the 2010 Stock Incentive Plan for awards granted on or after May 15, 2013). The number of shares available for issuance under the 2013 Plan would increase if and to the extent that (i) outstanding awards under the 2010 Stock Incentive Plan are forfeited, expire, terminate or otherwise lapse or are settled in cash in whole or in part or (ii) outstanding awards under the 2013 Plan are forfeited, expire or are settled in cash in whole or in part, each as provided by the 2013 Plan. In addition, the number of shares available for issuance under the 2013 Plan could increase or decrease depending on actual performance and the number of 2019 and 2020 PSUs earned. As noted in this Proxy Statement, the Board has adopted, subject to shareholder approval the 2021 Plan which, if approved, will replace the 2013 Plan and no further shares will be issued under the 2013 Plan.

(8) Represents shares reserved for future issuance in connection with options granted to Mr. Duperreault outside of the 2013 Plan as an "employment inducement award" under NYSE Listing Rule 303A.08. See "Executive Compensation—Holdings of and Vesting of Previously Awarded Equity" for further information on this award.

Proposal 2—Non-Binding Advisory Vote to Approve Executive Compensation

Proposal 2— Advisory Vote to Approve Executive Compensation (Say on Pay)	**What am I voting on?** We are asking shareholders to approve the 2020 compensation of AIG's named executives as disclosed in the Proxy Statement. **Voting Recommendation** **FOR** the 2020 compensation of AIG's named executives.

Pursuant to the rules of the SEC, AIG must submit to shareholders at least once every three years a non-binding shareholder advisory vote to approve the compensation of AIG's executives as disclosed in the annual Proxy Statement. In 2019, our Board unanimously recommended, and our shareholders agreed, that the say-on-pay advisory vote occur annually as a corporate governance best practice. Accordingly, this Proposal 2 gives holders of AIG common stock the opportunity to vote for or against the following resolution:

> **RESOLVED:** that the holders of the common stock of American International Group, Inc. (the Company) approve the compensation of the Company's named executives, as disclosed in the Company's Proxy Statement for the 2021 Annual Meeting of Shareholders, including the Compensation Discussion and Analysis, the 2020 Summary Compensation Table and the other related tables and disclosure contained in the Proxy Statement.

Because this resolution relates to the information about executive compensation contained in this Proxy Statement, under "Executive Compensation" beginning on page 51, shareholders should review that information in considering their vote on this Proposal.

The results of the vote on this resolution will not be binding on AIG's Board, will not overrule any decisions the Board has made and will not create any duty for the Board to take any action in response to the outcome of the vote. However, the CMRC values the feedback received from this advisory vote and may, in its sole discretion, take into account the outcome of the vote in analyzing and evaluating future compensation opportunities. We will include an advisory vote on executive compensation on an annual basis at least until the next shareholder advisory vote on the frequency of such votes (no later than our 2025 Annual Meeting of Shareholders).

AIG STATEMENT IN SUPPORT

The Board and CMRC support this resolution because they believe that AIG's compensation program is appropriately designed to incentivize and reward performance that supports long-term, sustained value creation, while taking into account the experience and feedback of our shareholders. This is achieved through a balanced pay mix that is weighted towards at-risk pay, featuring variable and performance-based pay and a combination of STI and LTI performance metrics that are aligned with AIG's strategic priorities.

The onset of the COVID-19 crisis and its collateral effects on the global economy in the first quarter of 2020 required the CMRC to pivot and adapt its approach to executive compensation to address AIG's changing priorities, while continuing to reinforce the importance of AIG's in-flight transformation initiatives. Accordingly, the CMRC approved performance metrics for our 2020 STI program which were aligned with three priority focus areas for the company of liquidity, capital preservation and de-risking. The CMRC also approved metrics for the PSUs awarded as part of our 2020 LTI awards to our named executives, incorporating Relative Tangible BVPS* and relative TSR metrics, to mitigate the need to calibrate absolute long-term goals in the midst of continued uncertainty, and an absolute metric relating to AIG 200 Cumulative Run-rate GOE Savings*. While the operating environment remained uncertain, these areas of focus are integral to AIG's long-term, sustainable growth and resiliency.

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* We make adjustments to U.S. GAAP financial measures for purposes of this performance metric to ensure that results properly reflect management contributions. See Appendix A for an explanation of how this metric is calculated from our audited financial statements.

The Board believes that our 2020 compensation programs and the decisions made by the CMRC and the Board with respect to 2020 pay appropriately balanced rewarding AIG's named executives for their extraordinary leadership through the unprecedented COVID-19 crisis with taking into account the experience of our shareholders in a year of significant global market volatility.

The Board remains committed to executive compensation programs that attract, retain, motivate, reward and incentivize highly qualified leaders as AIG continues its transformation to become a leading insurance franchise and a top performing company. Our 2020 compensation program and pay decisions are described in more detail under the heading "Executive Compensation—Compensation Discussion and Analysis" beginning on page 52.

RECOMMENDATION

Your Board of Directors unanimously recommends a vote **FOR** this resolution.

Proposal 3—Approval of American International Group, Inc. 2021 Omnibus Incentive Plan

Proposal 3—Approval of American International Group, Inc. 2021 Omnibus Incentive Plan	**What am I voting on?** We are asking shareholders to approve the American International Group, Inc. 2021 Omnibus Incentive Plan. **Voting Recommendation** **FOR** the approval of the American International Group, Inc. 2021 Omnibus Incentive Plan.

On March 11, 2021, upon the recommendation of the CMRC, the Board unanimously approved the 2021 Plan. The 2021 Plan will be effective on May 12, 2021 if it is approved by the holders of AIG common stock at the 2021 Annual Meeting (the Effective Date). If the 2021 Plan is not approved by our shareholders, the Effective Date will not occur and no awards will be made under the 2021 Plan.

The 2021 Plan will apply only to awards granted on or after the Effective Date and will replace the 2013 Plan for all awards granted on or after the Effective Date. The terms and conditions of awards granted under the 2013 Plan prior to the Effective Date of the 2021 Plan will not be affected by the adoption or approval of the 2021 Plan, and the 2013 Plan will remain effective with respect to such awards. No new grants will be made under the 2013 Plan after the Effective Date.

In assessing the appropriate terms of the 2021 Plan, the CMRC considered, among other items, the existing terms of the 2013 Plan, our compensation philosophy and practices, as well as feedback from our shareholders. The following summary of the material terms of the 2021 Plan is qualified in its entirety by reference to the complete text of the 2021 Plan, which is attached hereto as Appendix B.

BEST PRACTICES
The 2021 Plan includes several features designed to protect shareholder interests and appropriately reflect our compensation philosophy and developments in our compensation practices in recent years, including:

- No equity grants below 100 percent of fair market value
- No "evergreen" provision (i.e., no automatic increase in the number of shares available under the plan)
- No single-trigger change-in-control
- Minimum one-year vesting (except under specific termination conditions)
- No repricing or cash buyout of underwater stock options or stock appreciation rights
- No hedging or pledging transactions or transfer to an unrelated party for value
- No dividends or dividend equivalents paid on equity awards until vesting requirements are met
- No liberal share recycling

AVAILABLE SHARES
The 2021 Plan provides for the issuance of cash-based awards and stock-based awards. The total number of shares of AIG common stock that may be granted under the 2021 Plan is the sum of (1) 8.1 million shares, plus (2) the number of authorized shares of AIG common stock remaining available under the 2013 Plan at the Effective Date (16.45 million shares as of March 2, 2021), plus (3) the number of shares of AIG common stock relating to outstanding awards under the 2013 Plan at the Effective Date that subsequently are forfeited, expire, terminate or otherwise lapse or are settled for cash, in whole or in part, as provided by the 2021 Plan (collectively, the Available Shares).

BURN RATE AND POTENTIAL DILUTION

AIG believes that the Available Shares under the 2021 Plan will provide sufficient shares for equity-based compensation needs of AIG for approximately two years following the Effective Date. This estimate is based on our historical share usage under the 2013 Plan.

The table below shows our historic burn rate over the past three years.

	2018	2019	2020	Average
(a) Full value awards granted	4,723,606(1)	6,640,713	8,147,150	6,503,823
(b) Stock options granted	2,752,098	3,235,290	3,303,587	3,096,992
(c) Weighted average shares outstanding (basic)	898,405,537	876,750,264	869,309,458	881,488,420
(d) Burn rate (a + b) / c	0.83%	1.13%	1.32%	1.09%

(1) Full value awards associated with the Validus acquisition as disclosed in the 2018 10-K are excluded from this amount.

The table below shows our overhang as of March 2, 2021.

(a) Outstanding full value awards	19,368,943
(b) Outstanding stock options	13,745,858
Weighted average exercise price	$47.18
Weighted average remaining term	6.81 years
(c) Shares remaining under the 2013 Plan	16,449,458
(d) Proposed share reserve under the 2021 Plan	8,100,000
(e) Basic shares of common stock outstanding (February 28, 2021)	864,173,953
(f) Basic overhang (a + b + c + d) / e	6.67%
(g) Fully diluted overhang (a + b + c + d) / (a + b + c + d + e)	6.26%

As commonly calculated, the total potential dilution or "overhang" from the adoption of the 2021 Plan would be 6.26 percent on a fully diluted basis. However, AIG also takes into account the relevant accounting and tax impact of all potential forms of equity awards in designing our grants. We believe that the benefits to the holders of AIG common stock resulting from equity award grants to our employees, officers and directors, including interest alignment and mitigation of incentives to take inappropriate business risks, outweigh the potential dilutive effect of expected grants under the 2021 Plan. The CMRC believes that long-term incentives, primarily delivered through equity grants, are an effective vehicle to align the interests of executives with those of our shareholders, encourage ownership in AIG and serve as a risk management tool. For additional information with respect to our outstanding stock-based awards, please see Note 20 to the Consolidated Financial Statements in AIG's 2020 Annual Report on Form 10-K.

We project that we will use up the available shares under the 2013 Plan in 2022, and the 2013 Plan will terminate automatically on May 15, 2023. Therefore, if our shareholders do not approve the 2021 Plan, our future ability to issue equity-based awards other than cash-settled awards after 2022 will be limited. This could have negative consequences, including:

- **Limiting pay for performance and alignment with shareholder interests.** A key element of our compensation philosophy (as described under "Executive Compensation—Compensation Discussion and Analysis—Compensation Design—Our Philosophy") is to align the long-term economic interests of key employees with those of our shareholders by ensuring that a meaningful component of their compensation is provided in the form of equity awards. At least 53 percent of each named executive's annual target direct compensation in 2020 was delivered in the form of equity awards. We believe that equity-based compensation aligns our employees and directors' interests with shareholders by rewarding for long-term value creation and performance achievements as well as stock price appreciation. These interests are further aligned through our robust clawback policy and stock ownership guidelines applicable to all of our named executives and other executive officers.

- **Impede ability to attract and retain talent.** The attraction and retention of talented employees is critical to executing our business strategy successfully, and we believe that equity awards are a competitive tool to recruit and motivate key employees. If the 2021 Plan is not approved, we would be limited in our ability to use a valuable incentive tool and would be at a significant disadvantage in attracting new talent after 2022.

PURPOSE

The purpose of the 2021 Plan is:

- to attract, and motivate and retain officers, directors and key employees of AIG, compensate them for their contributions to AIG and encourage them to acquire a proprietary interest in AIG;

- to align the interests of officers, directors and key employees with those of AIG's shareholders; and

- to assist AIG in ensuring that its compensation program does not provide incentives to take imprudent risks.

ADMINISTRATION

The 2021 Plan generally will be administered by the CMRC (and its delegates) unless the Board determines otherwise. Among other things, the CMRC (or its delegates) will determine the persons who will receive awards under the 2021 Plan, the time when awards will be granted, the terms of such awards and the number of shares of AIG common stock, if any, which will be subject to the awards. The Board, in its sole discretion, also may grant awards or administer the 2021 Plan.

ELIGIBILITY

The CMRC (or its delegates) may grant awards to current employees or directors of AIG and its consolidated subsidiaries or, solely with respect to their final year of service, former employees. The basis of participation in the 2021 Plan is the CMRC's (or its delegates') decision, in its sole discretion, that an award to an eligible participant will further the 2021 Plan's stated purpose (as described above). As of March 2, 2021, approximately 45,000 employees, 11 executive officers and 11 non-employee directors would have been eligible to receive awards under the 2021 Plan as compensation for their service to AIG.

TYPES OF AWARDS

The 2021 Plan provides for grants of cash-based awards and stock-based awards. Stock-based awards comprise stock options (both stock options intended to be "incentive stock options" under Sections 421 or 422 of the Code and non-qualified stock options), stock appreciation rights, restricted shares, restricted stock units, dividend equivalent rights and other equity-based or equity-related awards pursuant to which AIG common stock, cash or other property may be delivered. Cash-based awards may be performance-based awards or take such other form (including, for example, retainers and meeting-based fees) that the CMRC (or its delegates) determines to be consistent with the purposes of the 2021 Plan and the interests of AIG. Each stock-based award and, to the extent determined appropriate by the CMRC (or its delegates), cash-based award will be evidenced by an award agreement, which will govern that award's terms and conditions.

NON-EMPLOYEE DIRECTOR AWARDS

The 2021 Plan allows for grants of cash-based and stock-based awards to non-employee directors of AIG and its consolidated subsidiaries for their service as directors. The aggregate value of any such awards granted to any one director in respect of a particular calendar year may not exceed $900,000, based on the fair market value of stock-based awards and the value of cash awards, in each case determined on the date of grant.

STOCK OPTIONS

A stock option entitles the recipient to purchase shares of AIG common stock at a fixed exercise price. The exercise price per share will be determined by the CMRC (or its delegates) but will not be less than the fair market value of AIG common stock on the date of grant. Fair market value will be the closing price of AIG common stock on the NYSE on the date of grant unless otherwise set forth in the applicable award agreement. Subject to the 2021 Plan's minimum vesting rules, stock options may not be exercised for one year after the date on which the stock option is granted (except in the case of termination of employment due to death, disability or retirement) and must be exercised within 10 years from the date of grant. The 2021 Plan provides that AIG may not reset the exercise price for stock options (other than certain awards that are assumed, converted or substituted under the 2021 Plan as a result of AIG's acquisition of another company).

STOCK APPRECIATION RIGHTS

A stock appreciation right may entitle the recipient to receive shares of AIG common stock, cash or other property equal in value to the appreciation of the AIG common stock over the exercise price specified in the award agreement. The exercise price per share will be determined by the CMRC (or its delegates) but will not be less than the fair market value of AIG common stock on the date of grant. Fair market value will be the closing price of AIG common stock on the NYSE on the date of grant unless otherwise set forth in the applicable award agreement. Subject to the 2021 Plan's minimum vesting rules, stock appreciation rights may not be exercised for one year after the date on which the stock appreciation right is granted (except in the case of termination of employment due to death, disability or retirement) and must be exercised within 10 years from the date of grant. The 2021 Plan provides that AIG may not reset the exercise price for stock appreciation rights (other than certain awards that are assumed, converted or substituted under the 2021 Plan as a result of AIG's acquisition of another company).

RESTRICTED SHARES

A restricted share is a share of AIG common stock that is subject to transfer and/or forfeiture restrictions. The recipient of a restricted share will have the rights of a shareholder, including voting and dividend rights, subject to any restrictions and conditions specified in the award agreement. No dividends, however, will be paid at a time when any performance-based goals or time-based vesting requirements that apply to an award of restricted shares have not been satisfied.

RESTRICTED STOCK UNITS

A restricted stock unit is an unfunded, unsecured right to receive a share of AIG common stock (or cash or other securities or property) at a future date upon satisfaction of the conditions specified in the award agreement. The recipient will have only the rights of a general unsecured creditor of AIG and no rights as a stockholder of AIG until the AIG common stock underlying the restricted stock units, if any, is delivered.

OTHER STOCK-BASED AWARDS

The CMRC (or its delegates) may grant other types of equity-based or equity-related awards (including, without limitation, the grant or offer for sale of unrestricted shares of AIG common stock) in such amounts and subject to such terms and conditions as the CMRC (or its delegates) may determine. Such awards may entail the transfer of actual shares of AIG common stock to award recipients or may be settled in cash and may include awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the U.S.

DIVIDEND EQUIVALENT RIGHTS

A dividend equivalent right represents an unfunded and unsecured promise to pay to the recipient an amount equal to all or any portion of the regular cash dividends that would be paid on a specified number of shares of AIG common stock if those shares were owned by the recipient. The conditions and restrictions for payments in connection with dividend equivalent rights will be specified in the award agreement, provided that in no event may such payments be made unless and until the award to which they relate vests. A dividend equivalent right may be granted alone or in connection with another award. Under the 2021 Plan, no payments will be made in respect of dividend equivalent rights at a time when any applicable performance goals or time-based vesting requirements relating to the dividend equivalent right or the related award have not been satisfied.

CASH-BASED AWARDS

The CMRC (or its delegates) may grant cash-based awards in such amounts and subject to such terms and conditions as the CMRC (or its delegates) may determine. Cash-based awards may be in the form of performance-based awards and other cash awards, including retainers and meeting-based fees.

SHARES SUBJECT TO PLAN; OTHER LIMITATIONS OF AWARDS

Available Shares may be authorized but unissued shares or shares previously issued and reacquired by AIG. If any award that is granted under the 2021 Plan is forfeited, expires or is settled for cash, then the shares covered by such forfeited, expired or settled award will again become available to be delivered pursuant to awards granted under the 2021 Plan. In the case of an acquisition, any shares of AIG common stock issued in connection with awards that are assumed, converted or substituted as a result of AIG's acquisition of another company will not count against the number of Available Shares that may be issued under the 2021 Plan. Available shares under a stockholder approved plan of an acquired company may be used for awards under the 2021 Plan and do not reduce the number of shares available, subject to applicable stock exchange requirements. The payment of dividend equivalent rights in cash in conjunction with any outstanding award shall not be counted against the shares available for issuance under the 2021 Plan.

In no event will the following shares of AIG common stock become available for issuance in connection with awards issued under the 2021 Plan: (1) shares of AIG common stock tendered or withheld as payment of the exercise price of an option; (2) shares of AIG common stock tendered or withheld as payment of withholding taxes with respect to an award; (3) any shares reserved for issuance under a stock appreciation right that exceed the number of shares actually issued upon exercise; and (4) shares of AIG common stock reacquired by AIG using amounts received upon the exercise of an option.

The number of shares of AIG common stock available under the 2021 Plan for the grant of stock options intended to be incentive stock options for the purposes of compliance with Sections 421 and 422 of the Code will be 8.1 million.

The CMRC (or its delegates) will adjust the number of shares of AIG common stock issuable under the 2021 Plan (and any limits on the number of stock-based awards that may be granted to a particular individual under the 2021 Plan) and the terms of any outstanding awards in such manner as it deems appropriate to prevent the enlargement or dilution of rights, for any increase or decrease in the number of issued shares of AIG common stock (or issuance of shares of stock other than shares of AIG common stock) resulting from certain corporate transactions that affect the capitalization of AIG.

MINIMUM VESTING REQUIREMENT

All awards under the 2021 Plan will be subject to a minimum vesting schedule of at least twelve months following the date of grant of the award, provided that the following awards will not be subject to the foregoing minimum vesting requirement: (i) any shares of AIG common stock issued in connection with awards that are assumed, converted or substituted as a result of AIG's acquisition of another company, (ii) shares of common stock delivered in lieu of fully vested cash obligations, (iii) awards to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of shareholders that is at least 50 weeks after the immediately preceding year's annual meeting, and (iv) any additional awards the CMRC (or its delegates) may grant, up to a maximum of five percent of the available share reserve authorized for issuance under the 2021 Plan; and provided further that vesting may accelerate in connection with death, disability, retirement, a Change in Control (as described below) or other involuntary termination.

DOUBLE-TRIGGER CHANGE IN CONTROL

Except as otherwise provided in an award agreement, in the event that:

- a Change in Control occurs; and
- the recipient's employment is terminated by AIG without "cause" (as defined in the applicable award agreement) or by the recipient for "good reason" (as defined in the applicable award agreement) within two years following the Change in Control,

then any outstanding unvested award held by such recipient shall vest as with respect to any service-based vesting requirement. Except as otherwise provided in the applicable award agreement, following a Change in Control any performance goals with respect to an outstanding award and for which the performance period ends after the Change in Control shall be deemed to have been achieved at target level. Additionally, in the event of a Change in Control, the CMRC (or its delegates) may, in its sole discretion, terminate stock options or stock appreciation rights for which the exercise price is equal to or exceeds the per share value of the consideration to be paid in the Change in Control transaction without payment of consideration.

For purposes of the 2021 Plan, "Change in Control" generally means:

- individuals who constitute the Board on the Effective Date (or subsequent directors whose election or nomination was approved by a vote of at least two-thirds of such directors, including by approval of the proxy statement in which such person is named as a nominee for director) cease for any reason to constitute at least a majority of the Board;

- any person is or becomes a beneficial owner of 50 percent or more of AIG's voting securities (for this purpose, person is as defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act);

- consummation of a merger, consolidation, statutory share exchange or similar form of corporate transaction involving AIG that results in any person becoming the beneficial owner of 50 percent or more of the total voting power of the outstanding voting securities eligible to elect directors of the entity resulting from such transaction;

- a sale of all or substantially all of AIG's assets; or

- AIG's shareholders approve a plan of complete liquidation or dissolution of AIG.

Notwithstanding the foregoing, a Change in Control will not be deemed to occur solely because (1) any person holds or acquires beneficial ownership of more than 50 percent of the AIG's voting securities as a result of a "share repurchase program" or similar acquisition of AIG's voting securities by AIG; provided that if after such acquisition by AIG such person becomes the beneficial owner of additional AIG's voting securities that increases the percentage of outstanding AIG's voting securities beneficially owned by such person, a Change in Control shall then occur, or (2) the consummation of a sale of all or substantially all (or a subset) of the assets and/or operations of the Life and Retirement business (or any similar transaction).

AMENDMENT AND TERMINATION

The Board may from time to time suspend, discontinue, revise or amend the 2021 Plan in any respect whatsoever, including in any manner that adversely affects the rights, duties or obligations of any grantee of an award. Unless otherwise determined by the Board, shareholder approval of any suspension, discontinuance, revision or amendment will be obtained only to the extent necessary to comply with any applicable laws, regulations or rules of a securities exchange or self-regulatory agency, except that shareholder approval shall be required for any amendment to the 2021 Plan that materially increases the benefits available under the 2021 Plan or any amendment to permit the sale or other disposition of an award to an unrelated third party for value or if the amendment would reduce the exercise price of outstanding stock options or stock appreciation rights.

Unless previously terminated by the Board, the 2021 Plan (if approved by the holders of AIG common stock) will terminate, and no more awards will be granted under the 2021 Plan, on or after the tenth anniversary of the Effective Date, but any outstanding award will remain in effect until the underlying shares are delivered or the award lapses.

CLAWBACK

Awards under the 2021 Plan will be subject to the AIG Clawback Policy and any other clawback or recapture policy that AIG may adopt from time to time to the extent provided in such policy or as may be required by applicable law.

RIGHT OF OFFSET

We have the right to offset against our obligation to deliver shares of AIG common stock (or cash, other securities or other property) under the 2021 Plan or any award agreement any outstanding amounts the recipient then owes to AIG and any amounts the CMRC (or its delegates) otherwise deems appropriate pursuant to any tax equalization policy or agreement. Our right of offset is subject to the constraints of Section 409A of the Code.

NONASSIGNABILITY; NO HEDGING OR PLEDGING

Except to the extent otherwise provided in any award agreement, no award (or any rights or obligations thereunder) granted to any person under the 2021 Plan may be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of or hedged, in any manner (including through the use of any cash-settled instrument), other than by will or by the laws of descent and distribution. As described above, any amendment of the 2021 Plan to permit the sale or other disposition of an award to an unrelated third party for value will require shareholder approval. All awards (and any rights thereunder) will be exercisable during the life of the recipient only by the recipient or by the recipient's legal representative.

OTHER TERMS OF AWARDS

No recipient of any award under the 2021 Plan will have any of the rights of a holder of AIG common stock with respect to shares subject to an award until the delivery of the shares (or in the case of an award of restricted or unrestricted shares of AIG common stock, the grant or registration in the name of the grantee of such shares pursuant to the applicable award agreement, but then only as the CMRC (or its delegates) may include in the applicable award agreement). Awards under the 2021 Plan may be granted in lieu of, or determined by reference to, cash incentive and/or other compensation.

NEW PLAN BENEFITS

Awards granted under the 2021 Plan will be subject to the discretion of the CMRC (or its delegates), and the CMRC has not determined future awards or who might receive them. As a result, the benefits that will be awarded or paid under the 2021 Plan are not currently determinable. The awards granted for the 2020 fiscal year would not have changed if the 2021 Plan had been in place instead of the 2013 Plan and are set forth in the following table and, for our named executives, in the 2020 Summary Compensation Table and 2020 Grants of Plan-Based Awards table above.

Name and Position	Stock-Based Awards	
	Dollar Value ($)	Number of Shares/Units
Brian Duperreault *Chief Executive Officer*(1)	12,285,322	673,131
Mark D. Lyons *Executive Vice President and Chief Financial Officer*	6,116,391	247,440
Peter Zaffino *President and Global Chief Operating Officer*(1)	18,102,463	699,570
Douglas A. Dachille *Executive Vice President and Chief Investment Officer*	4,047,516	221,769
Lucy Fato *Executive Vice President, General Counsel & Global Head of Communications and Government Affairs*	4,729,001	246,950
Executive Group	17,446,789	950,537
Non-Executive Director Group	2,446,215	94,062
Non-Executive Officer Employee Group	219,887,478	8,317,278

(1) Effective March 1, 2021, Mr. Zaffino became President and Chief Executive Officer and Mr. Duperreault became Executive Chair. Throughout 2020, Mr. Zaffino served as President and Global Chief Operating Officer. He also served as Chief Executive Officer, General Insurance until August 2020.

U.S. FEDERAL INCOME TAX ASPECTS

The following is a brief description of the current federal income tax treatment generally arising with respect to grants of awards under the 2021 Plan for grantees subject to taxation in the U.S. This summary is not intended to constitute tax advice, is not intended to be exhaustive and, among other things, does not describe state, local or foreign tax consequences.

NONQUALIFIED STOCK OPTIONS

A grantee will not realize taxable income, and AIG will not be entitled to a deduction, upon the grant of a nonqualified stock option. Upon exercising a nonqualified stock option, a grantee will realize ordinary income, and AIG will generally be entitled to a corresponding deduction, in an amount equal to the excess of the fair market value of the acquired shares on the exercise date minus the exercise price of the option. The grantee will have a basis, for purposes of computing capital gain or loss on a future sale or exchange, in the shares acquired as a result of the exercise equal to the fair market value of those shares on the exercise date.

INCENTIVE STOCK OPTIONS

A grantee will not realize taxable income, and AIG will not be entitled to a deduction, when an incentive stock option is granted under the 2021 Plan or when an incentive stock option is exercised. If the grantee of an incentive stock option holds the shares acquired under the option for at least two years from the date the option is granted and for at least one year from the date the option is exercised, any gain realized by the grantee when the shares are sold will be taxable to the grantee as capital gain.

The difference between the exercise price of an incentive stock option and the fair market value of the acquired shares at the time of exercise is an item of tax preference which may result in the grantee being subject to the alternative minimum tax. Whether a grantee is subject to the alternative minimum tax will depend on the grantee's facts and circumstances.

If the grantee does not hold the shares acquired upon the exercise of an incentive stock option for the one-year and the two-year periods described above, the grantee will realize ordinary income in the year of disposition of the shares in an amount equal to the excess of the fair market value of the shares on the date of exercise (or the proceeds of the disposition, if lower) over the exercise price, and AIG will generally be entitled to a corresponding deduction. Any remaining gain or loss will be capital in nature.

A grantee who pays for shares acquired upon the exercise of a stock option with shares he or she already owns will not realize any taxable gain or loss on the shares delivered as payment. If the option is not an incentive stock option, the grantee will not be subject to tax upon exercise with respect to the number of shares acquired equal to the number of shares delivered for payment. If the option is an incentive stock option, the grantee will not be subject to tax upon exercise with respect to any of the shares acquired, and the number of shares received on exercise of the option equal to the number of previously owned shares surrendered will have the same basis and holding period for purposes of computing capital gain or loss as the previously owned shares. If the option is not an incentive stock option, the additional shares received will have a basis equal to the sum of the cash paid on exercise and the ordinary income taxable to the employee as a result of the exercise. If the option is an incentive stock option, the additional shares will have a basis equal to the cash, if any, paid on exercise. In either case, the holding period with respect to the additional shares will begin on the day after the date the option is exercised.

The use of shares previously acquired through the exercise of an incentive stock option in satisfaction of all or a part of the exercise for another option (whether or not an incentive stock option) is a disposition of the previously acquired shares for purposes of the one-year and two-year holding periods described above. All shares acquired upon the exercise of an incentive stock option are considered to have been acquired upon the date of exercise for purposes of the one-year and two-year holding periods, even if previously acquired shares were used in satisfaction of all or a part of the exercise price.

Any gain on shares which have been held for more than twelve months may be eligible for tax at preferential long-term capital gain rates.

STOCK APPRECIATION RIGHTS

A grantee will not be subject to tax, and AIG will not be entitled to a deduction, upon the grant of a stock appreciation right. Upon exercise of a stock appreciation right, an amount equal to the fair market value of the AIG common stock on the date of exercise minus the exercise price will be taxable to the grantee as ordinary income. AIG will generally be entitled to a deduction equal to the amount included in a grantee's ordinary income. A grantee's basis in any shares received will be equal to the fair market value of such shares on the exercise date, and the grantee's holding period will begin on the day following the exercise date.

RESTRICTED SHARES

A grantee of restricted shares that are subject to a substantial risk of forfeiture will not be subject to ordinary income or Federal Insurance Contributions Act (FICA) (Social Security and Medicare) taxation in respect of his or her award at grant, unless he or she makes a Section 83(b) election described below. Upon the lapse of the risk of forfeiture, the grantee will be subject to ordinary income and FICA tax on an amount equal to the fair market value of the AIG common stock at the time the risk lapses (even if some transfer restrictions continue). The grantee's tax basis for purposes of determining gain or loss on subsequent sales will be equal to the fair market value of the AIG common stock on the date the risk of forfeiture lapses. Any gain or loss resulting from any sale of AIG common stock delivered to a grantee will be treated as long- or short-term capital gain or loss, depending upon how long he or she holds the AIG common stock after the date the restrictions lapse. Dividends paid on the AIG common stock subject to restrictions are reportable by the grantee, during the restricted period, as additional ordinary income.

If permitted by the applicable award agreement, a grantee may elect, within thirty days after the effective date of an award of restricted shares that are subject to a substantial risk of forfeiture, to recognize the fair market value of the AIG common stock subject to restrictions awarded, determined (without regard to the restrictions) at the effective date of the award, as ordinary income in the year of such effective date (a Section 83(b) election). If such election is made, the grantee's holding period will begin the day after the effective date of the award, and no additional income will be recognized by the grantee upon the lapse of restrictions. Any gain or loss resulting from any sale of such AIG common stock delivered to a grantee will be treated as long- or short-term capital gain or loss, depending upon how long he or she holds the AIG common stock after the effective date of the award. However, should the grantee forfeit the restricted shares, no deduction would be available to him or her for the value of the restricted shares previously recognized as income.

A grantee of restricted shares that are subject only to transfer restrictions, and not a substantial risk of forfeiture, will be subject to ordinary income and FICA tax at grant on an amount equal to the fair market value of the AIG common stock on the grant date.

Following the lapse of the transfer restrictions, the grantee's tax basis for purposes of determining gain or loss on subsequent sales will be equal to the fair market value of the AIG common stock on the grant date. Any gain or loss resulting from any sale of AIG common stock delivered to a grantee will be treated as long- or short-term capital gain or loss, depending upon how long he or she holds the AIG common stock after the grant date. Dividends paid on the AIG common stock subject to transfer restrictions are reportable by the grantee, during the restricted period, as additional dividend income.

In the taxable year in which a grantee recognizes ordinary income on account of restricted shares awarded to such grantee, AIG will generally be entitled to a deduction equal to the amount of ordinary income recognized by the grantee. In the event that a restricted share award is forfeited by the grantee after having made a Section 83(b) election, AIG will include in its income the amount of its original deduction.

RESTRICTED STOCK UNITS

A grantee of a restricted stock unit award (whether time-vested or subject to achievement of performance goals) will not be subject to ordinary income or FICA taxation at grant. Instead, a grantee will be subject to FICA tax at the time any portion of such award vests and will be subject to income tax at ordinary rates on the fair market value of the AIG common stock (or the amount of cash) received on the date of delivery. AIG generally will be entitled to a deduction in an amount equal to the amount included in a grantee's ordinary income. The fair market value of the AIG common stock (if any) received on the delivery date will be a grantee's tax basis for purposes of determining any subsequent gain or loss from the sale of the AIG common stock. Gain or loss resulting from any sale of AIG common stock delivered to a grantee will be treated as long- or short-term capital gain or loss depending upon how long he or she holds the AIG common stock after the delivery date of the award.

SECTION 409A

The terms of the 2021 Plan and each award granted under the 2021 Plan are intended to comply with Section 409A of the Code, which imposes specific restrictions on nonqualified deferred compensation arrangements, whether by reason of such awards qualifying as short-term deferral or otherwise. Failure to satisfy the applicable requirements under these provisions for awards considered deferred compensation would result in the acceleration of income and additional income tax liability to the recipient, including certain penalties.

This Proposal 3 gives holders of AIG common stock the opportunity to vote for or against the following resolution:

RESOLVED: that the holders of Common Stock of the Company approve the American International Group, Inc. 2021 Omnibus Incentive Plan, as disclosed in the Company's Proxy Statement for the 2021 Annual Meeting of Shareholders in Appendix B.

AIG STATEMENT IN SUPPORT

The Board believes that the future success of AIG depends, in large part, upon the ability of the company to maintain a competitive position in attracting, motivating, rewarding and retaining key employees, officers and directors. The 2021 Plan is designed to aid AIG in attracting, motivating, rewarding and retaining these key individuals through grants of cash-based and various types of stock-based compensation. The ability to grant awards under the 2021 Plan will allow AIG to offer these individuals performance incentives and a proprietary interest in AIG. In addition, stock-based awards will further encourage the efforts of AIG employees, officers and directors to enhance shareholder value and provide incentives against taking imprudent risks, further fostering an ownership culture focused on long-term performance.

RECOMMENDATION

Your Board of Directors unanimously recommends a vote **FOR** this resolution.

Report of the Audit Committee and Ratification of Selection of Accountants

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the preparation, presentation and integrity of AIG's financial statements, for its accounting and financial reporting principles and for the establishment and effectiveness of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles in the U.S. and expressing an opinion on the effectiveness of internal control over financial reporting. The independent auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

AUDIT COMMITTEE ORGANIZATION AND OPERATION

The Audit Committee's function is to assist the Board in its oversight of:

- The integrity of AIG's financial statements;
- AIG's internal control over financial reporting;
- AIG's compliance with legal and regulatory requirements;
- The independent accountants' qualifications, independence and performance; and
- The performance of AIG's internal audit function.

The Audit Committee is also authorized to approve regular, periodic cash dividends on AIG common stock and preferred stock consistent with any Board-approved dividend policies. The Audit Committee's duties and responsibilities include reviewing periodically with management any significant legal, compliance and regulatory matters that have arisen or that may have a material impact on AIG's business, financial statements or compliance policies, and AIG's relations with regulators and governmental agencies. The Audit Committee also coordinates with the Risk and Capital Committee to (1) support the Audit Committee's approval of regular, periodic cash dividends on AIG common and preferred stock consistent with Board-approved dividend policies and (2) help ensure the Board and each Board Committee has received the information it needs to carry out their responsibilities with respect to risk assessment and risk management. The Audit Committee is also directly responsible for the appointment, compensation, retention and oversight of the work of AIG's independent registered public accounting firm. The Audit Committee's charter is available in the About Us—Leadership and Governance—Corporate Governance Documents section of AIG's corporate website at *www.aig.com*.

The Audit Committee held 7 meetings during 2020. The Audit Committee Chair and members of the Audit Committee also held numerous additional sessions throughout 2020 with members of AIG's corporate, business segment and internal audit management and with AIG's independent registered public accounting firm, PricewaterhouseCoopers LLP. The Audit Committee believes that these meetings were helpful in discharging its oversight responsibilities, including with respect to financial reporting and disclosure, risk management and internal controls.

Independence

The Board, on the recommendation of the NCGC, has determined that all members of the Audit Committee are independent, as required by NYSE listing standards and SEC rules.

Expertise

The Board has also determined, on the recommendation of the NCGC, that all members of the Audit Committee are financially literate and have accounting or related financial management expertise, each as defined by NYSE listing standards, and that Messrs. Fitzpatrick, Lynch, Porrino and Steenland (as an *ex-officio*, non-voting member) are audit committee financial experts, as defined under SEC rules. Although designated as audit committee financial experts, no member of the Audit Committee is an accountant for AIG or, under

SEC rules, an "expert" for purposes of the liability provisions of the Securities Act of 1933, as amended (the Securities Act) or for any other purpose.

AUDITED FINANCIAL STATEMENTS

In the performance of its oversight function, the Audit Committee has considered and discussed the 2020 audited financial statements with management and PricewaterhouseCoopers LLP, including a discussion of the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments, clarity of the disclosures and the condition of internal control over financial reporting. The Audit Committee has reviewed with the Chief Auditor (Head of Internal Audit) and the PricewaterhouseCoopers LLP engagement team the scope and plans for their respective audits and has met with each of the Chief Auditor and senior engagement partners of PricewaterhouseCoopers LLP, with and without management present, to discuss audit results, their evaluations of AIG's internal controls and the overall quality of AIG's financial reporting. The Audit Committee has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by the applicable requirements of the PCAOB and the SEC. Finally, the Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP as required by the PCAOB's rules regarding the auditor's communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers LLP its independence.

CONCLUSION

Based upon the reports and discussion described in this report, the Audit Committee, in accordance with its responsibilities, recommended to the Board, and the Board approved, inclusion of the audited financial statements for the year ended December 31, 2020 in AIG's 2020 Annual Report on Form 10-K.

Audit Committee
American International Group, Inc.

Peter R. Porrino, Chair
John H. Fitzpatrick
Christopher S. Lynch
Linda A. Mills
Amy L. Schioldager

Proposal 4—Ratification of Selection of PricewaterhouseCoopers LLP

Proposal 4— Ratification of Selection of Independent Registered Public Accounting Firm for 2021	**What am I voting on?** We are asking shareholders to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021. **Voting Recommendation** **FOR** the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021.

The Audit Committee and the Board have approved the engagement of PricewaterhouseCoopers LLP as AIG's independent registered public accounting firm for 2021. Representatives of that firm are expected to be present during the Annual Meeting and will have an opportunity to make a statement if they desire to do so and be available to respond to appropriate questions.

Ratification of the selection of accountants requires approval by a majority of the votes cast by the shareholders of AIG common stock, which votes are cast "for" or "against" the ratification. Neither AIG's Amended and Restated Certificate of Incorporation nor AIG's By-laws require that the shareholders ratify the selection of PricewaterhouseCoopers LLP as its independent registered public accounting firm. AIG's Board is requesting shareholder ratification as a matter of good corporate practice. If the shareholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Audit Committee in its discretion may change the appointment at any time during the year if it determines that such change would be in the best interests of AIG and its shareholders.

The Audit Committee evaluates the qualifications, performance, and independence of the independent auditor, including the lead partner, on an annual basis (in each case, in light of SEC and PCAOB standards then in effect). The Audit Committee ensures the regular rotation of the lead audit partner as required by law and is involved in the selection of the lead audit partner. The selection process for the lead audit partner includes meetings among the Audit Committee Chair, members of the Audit Committee and the candidate for lead audit partner as well as discussion by the full Audit Committee and with management. The current lead audit partner assumed the role in connection with the audit of AIG's December 31, 2019 financial statements. In addition, the Audit Committee receives periodic reports on the hiring of PricewaterhouseCoopers LLP partners and other professionals to help ensure PricewaterhouseCoopers LLP satisfies applicable independence rules.

PricewaterhouseCoopers LLP has served as AIG's independent registered public accounting firm since 1980 and reports directly to the Audit Committee. In selecting PricewaterhouseCoopers LLP as AIG's independent registered public accounting firm for 2021, the Audit Committee considered a number of factors, including:

- the quality of its ongoing discussions with PricewaterhouseCoopers LLP including the resolution of accounting and financial reporting matters with the national office;
- the professional qualifications of PricewaterhouseCoopers LLP, the lead audit partner and other key engagement partners;
- PricewaterhouseCoopers LLP's depth of understanding of AIG's global businesses, accounting policies and practices and internal control over financial reporting;
- PricewaterhouseCoopers LLP's expertise and capabilities in handling the breadth and complexity of AIG's businesses and global footprint including approximately 290 audit, statutory, and other audit-related reports;
- PricewaterhouseCoopers LLP's independence program and its processes for maintaining its independence;

- the appropriateness of PricewaterhouseCoopers LLP's fees for audit and non-audit services (on both an absolute basis and as compared to fees charged to AIG peer companies of comparable size and complexity by PricewaterhouseCoopers LLP and its peer firms);

- consideration of PricewaterhouseCoopers LLP's known legal risks and significant proceedings that may impair their ability to perform AIG's annual audit, if any;

- the most recent PCAOB inspection report on PricewaterhouseCoopers LLP and the results of the most recent American Institute of Certified Public Accountants peer review and self-review examinations; and

- the results of management's and the Audit Committee's annual evaluations of the qualifications, performance and independence of PricewaterhouseCoopers LLP.

In addition, the Audit Committee periodically considers the appropriateness of a rotation of the independent registered public accounting firm. At this time, the Audit Committee and the Board believe that the continued retention of PricewaterhouseCoopers LLP as AIG's independent registered public accounting firm is in the best interests of AIG and its shareholders.

Under AIG's policy for pre-approval of audit and permitted non-audit services by PricewaterhouseCoopers LLP, the Audit Committee approves categories of services and fees for each category. The pre-approved services include: audit services, such as financial statement audits and regulatory filings; audit-related services, such as audit and pre- and post-implementation reviews of systems, processes and controls, regulatory and compliance attestations, employee benefit plan audits, due diligence related to acquisitions and divestitures and financial reporting accounting consultations; tax services, such as tax return preparation, transaction-based tax reviews, review of tax accounting matters and other tax planning; and other permitted non-audit services, such as regulatory compliance reviews, information technology reviews, information resources, risk management services, business function reviews and other compliance reviews. The Audit Committee evaluates all services, including those engagements related to tax and internal control over financial reporting, considering the nature of such services in light of auditor independence, in accordance with the rules of the PCAOB. No expenditure may exceed the dollar caps without the separate specific approval of the Audit Committee.

RECOMMENDATION

Your Board of Directors unanimously recommends a vote **FOR** the proposal to ratify the selection of PricewaterhouseCoopers LLP.

FEES PAID TO PRICEWATERHOUSECOOPERS LLP

The table below shows the fees paid by AIG to PricewaterhouseCoopers LLP in 2020 and 2019.

	2020 ($ in millions)	2019 ($ in millions)
Fees paid by AIG:		
Audit fees(1)	48.9	49.0
Audit-related fees(2)	23.4	19.4
Tax fees(3)	1.3	1.0
All other fees(4)	1.3	1.7

(1) Audit fees include fees for the audit of AIG's consolidated financial statements, as well as subsidiary and statutory audits directly related to the performance of the AIG consolidated audit. Audit fees include out-of-pocket expenses of $1.1 million in 2020 and $2.0 million in 2019.

(2) Audit-related fees include fees for assurance and related services that are traditionally performed by independent accountants, including: audit and pre- and post-implementation reviews of systems, processes and controls; regulatory and compliance attestations; employee benefit plan audits; due diligence related to acquisitions and divestitures; statutory audits not directly related to the performance of the AIG consolidated audit and financial accounting and reporting consultations.

(3) Tax fees are fees for tax return preparation, transaction-based tax reviews, review of tax accounting matters, and other tax planning and consultations.

(4) All other fees include fees related to regulatory compliance reviews, information technology reviews, information resources, risk management services, business function reviews and other compliance reviews.

The services provided by PricewaterhouseCoopers LLP and the fees paid by AIG were authorized and approved by the Audit Committee in compliance with the pre-approval policy and procedures described above. The Audit Committee considers the non-audit services rendered by PricewaterhouseCoopers LLP during the most recently completed fiscal year in its annual independence evaluation.

PricewaterhouseCoopers LLP also provides audit services to certain unconsolidated private equity and real estate funds managed and advised by AIG subsidiaries. Fees related to these audits were $5.5 million and $5.4 million in 2020 and 2019, respectively, and are not reflected in the fees in the table above.

Proposal 5—Shareholder Proposal on Special Shareholder Meetings

Proposal 5— Shareholder Proposal Relating to Special Meeting Right	**What am I voting on?** Proposal 5 is a shareholder proposal to give shareholders who hold at least 10 percent of our outstanding common stock the right to call special meetings. **Voting Recommendation** **X AGAINST** the shareholder proposal for the reasons set forth below under "—AIG Statement in Opposition"

The following shareholder proposal will be voted on during the Annual Meeting only if properly presented by, or on behalf of, the shareholder proponent. In accordance with SEC rules, the shareholder proposal is presented below as submitted by the shareholder proponent. AIG disclaims all responsibility for the content of the proposal and its supporting statement, including other sources referenced in the supporting statement. Names, addresses and shareholdings of the shareholder proponent will be supplied promptly upon oral or written request made to AIG's Corporate Secretary.

Your Board of Directors unanimously recommends a vote **AGAINST** the proposal for the reasons set forth following the proposal.

SHAREHOLDER PROPOSAL

Proposal 5—Special Shareholder Meeting Improvement



Shareholders ask our board to take the steps necessary to amend the appropriate company governing documents to give the owners of a combined 10% of our outstanding common stock the power to call a special shareholder meeting.

It currently takes 30% of the shares that normally vote at the American International Group annual meeting to call a special shareholder meeting.

A special shareholder meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director. Consequently the mere presence of this proposal in our bylaws will be an added incentive for better director performance.

For instance the 2020 edition of this shareholder proposal stated:

"Adoption of this proposal could create more of an incentive for 3 of our directors on our Executive Pay Committee (Douglas Steenland, Chairman, Henry Miller and Wyllie Don Cornwell) to do better than being rejected by 10-times as many votes as certain other AIG directors [in 2019]." In 2020 director voting performance was improved following this text in the 2020 shareholder proposal.

This proposal topic won 44%-support at the 2020 AIG annual meeting. This 44% was close to or greater than 51%-support from the shares that have access to independent proxy voting advice. Unfortunately most retail shareholders do not have access to independent proxy voting advice.

And since the 2020 AIG annual meeting there has been a dramatic development that makes shareholder meetings so much easier for management with a substantial cost reduction. Cost was a big cornerstone to the 2020 management resistance to this proposal topic.

Management entrenchment is so well defended at an online shareholder meeting that shareholders should have a corresponding greater flexibility in calling for a special shareholder meeting.

It is astounding what management can get away with at an online shareholder meeting. At a bare bones online shareholder meeting almost everything is optional. For instance a management narrative on the state of the company is optional. Also management answers to shareholder questions are optional even if management asks for questions.

Management hardly needs to prepare for an online shareholder meeting. Thus shareholders should rightfully have more flexibility in requesting a special shareholder meeting. The core purpose of such a meeting can simply be the announcement of the vote. And there is no management transparency on how little an online shareholder meeting costs.

The Goodyear online shareholder meeting was spoiled by a trigger-happy management mute button for shareholders that was used to quash constructive criticism. AT&T would not even allow shareholders to speak at its online shareholder meeting.

Shareholders thus need greater flexibility in calling for a special shareholder meeting. Please vote yes:

Special Shareholder Meeting Improvement—Proposal 5

AIG STATEMENT IN OPPOSITION

The Board has considered the shareholder proposal and unanimously recommends a vote **AGAINST** the proposal. We believe that this proposal is not in the best interests of our shareholders, and that AIG's existing corporate governance practices, including the right of shareholders to call a special meeting, ensure Board and management accountability to our shareholders. Our shareholders voted down nearly identical proposals at both our 2019 and 2020 Annual Meetings.

Key Reasons to vote against this proposal:

- Shareholders already have a meaningful right to call a special meeting—as few as three shareholders could reach our 25 percent threshold based on our current ownership composition
- The proposed 10 percent threshold is lower than the vast majority of S&P 500 companies that offer shareholders the right to call special meetings
- The proposed 10 percent threshold could be reached by as few as two shareholders based on our current ownership composition, which could lead to abuse or unnecessary disruption
- Special meetings require substantial expenses and resources that should only be called upon in extraordinary circumstances
- AIG has strong corporate governance practices, including proxy access and an existing special meeting right, which afford shareholders powerful levers to hold directors accountable and pursue appropriate matters when necessary

OUR SHAREHOLDERS ALREADY HAVE A MEANINGFUL RIGHT TO CALL A SPECIAL MEETING

AIG's By-laws already provide that any shareholders who together own an aggregate of at least 25 percent of AIG's outstanding common stock may call a special meeting. This threshold can be achieved by as few as three shareholders based on our current ownership composition. We believe this 25 percent threshold is appropriate and aligned with our shareholders' interests and is within the mainstream of special meeting rights at S&P 500 companies.

The 25 percent threshold is designed to strike the proper balance between ensuring that shareholders have the ability to call a special meeting while protecting against the risk that a small minority of shareholders could trigger the expense and disruption of a special meeting. A lower threshold could allow shareholders with narrow or special interests to pursue matters that are not widely viewed as requiring immediate attention or that are being pursued for reasons that may not be in the best interests of AIG or our shareholders generally.

AIG's current 25 percent threshold is in line with other large public companies that offer shareholders the right to call special meetings, and the vast majority of S&P 500 companies that allow shareholders to call special meetings do not have an ownership threshold as low as ten percent.

AT A LOWER THRESHOLD, SPECIAL-INTEREST GROUPS COULD ABUSE THE SHAREHOLDER RIGHT TO CALL A SPECIAL MEETING

Given our heavily institutional and concentrated stock ownership, the failure by a special meeting proponent to convince holders of at least 25 percent of our common stock to support a special meeting would be a strong indicator that most shareholders do not believe that a special meeting is warranted. Lowering the threshold for calling special meetings could allow disruptions by special-interest shareholder groups with agendas that are not in the best interests of AIG or other shareholders generally.

Moreover, in addition to our 25 percent ownership threshold for special meetings to be called by AIG's shareholders, special meetings of shareholders may be called by the Board, the Chair of the Board, the Chief Executive Officer or AIG's Corporate Secretary, each of whom has a fiduciary duty under the law to act in the best interests of AIG and its shareholders as a whole. The proposal's ten percent ownership threshold would permit a small group of shareholders who have no duty to act in the best interests of AIG or our shareholders at-large to use the extraordinary measure of a special meeting to serve a potentially narrow self-interest. Such a low threshold gives a small minority of shareholders the unlimited power to call a special meeting and opens the door to potential abuse and waste of corporate resources.

SPECIAL MEETINGS REQUIRE SUBSTANTIAL EXPENSES AND RESOURCES

Special meetings are generally intended for extraordinary company business, such as when fiduciary or strategic considerations require that the matter be addressed on an expeditious basis that cannot wait until the next annual meeting. Given the size of AIG and our number of shareholders, a special shareholder meeting is a significant undertaking that requires substantial company expense and Board and management resources. These expenses and resources are required whether AIG holds a special meeting in-person or virtually.

AIG must pay to prepare, print and distribute disclosure documents to shareholders, solicit proxies, hold the meeting and tabulate votes, costs that are substantially similar regardless of whether a meeting is held in-person or virtually. In addition, the Board and management must divert time and focus from their responsibility of managing the company on behalf of all shareholders to prepare for and conduct the special meeting. Such time and focus are appropriate if a reasonably large representation of our shareholders support holding a special meeting. But a low ten percent threshold risks that special meetings will be called for reasons not in the best interests of our shareholders generally, therefore detracting from our Board's and management's primary focus of leading and operating our business.

AIG'S EXISTING CORPORATE GOVERNANCE PRACTICES AND POLICIES ENSURE BOARD ACCOUNTABILITY AND ARE RESPONSIVE TO THE CONCERNS OF OUR SHAREHOLDERS

The proposed ten percent threshold not only enables a small minority of the AIG's ownership to force the company to take what is an extraordinary action, but such a low threshold is unnecessary in light of AIG's existing corporate governance practices and its demonstrated, ongoing commitment to engagement with our shareholders.

As discussed in "Corporate Governance" beginning on page 21, AIG's current corporate governance practices reflect the Board's dedication to being responsive and accountable to shareholders. Fostering long-term relationships with our shareholders and maintaining their trust is a priority for the Board. Engagement with shareholders helps the Board gain useful feedback on a wide variety of topics, including corporate governance, as well as executive compensation, corporate social responsibility, business strategy and performance and related matters. In 2020, we solicited engagement meetings with 57 of our top shareholders and other key stakeholders representing over 79 percent of our shares outstanding. We held 34 meetings with shareholders representing over 50 percent of our shares outstanding. Independent representatives of our Board participated in five of these engagement meetings. These meetings strengthen AIG's relationship with our shareholders and reinforce our commitment to incorporate shareholder feedback into various decisions made by the Board and management.

- **Robust shareholder engagement**
- **Strong shareholder rights**
- **Existing special meeting right**

In 2020, as a result of the COVID-19 crisis, AIG held its Annual Meeting in a virtual-only format, which we intend to do again in 2021. AIG believes that the virtual meeting format affords shareholder engagement and an opportunity for meaningful shareholder participation, including the ability to hear from company leadership and ask questions electronically during the meeting. Similar to the practice at our prior in-person meetings, at AIG's virtual 2020 Annual Meeting of Shareholders, both our Chief Executive Officer and Chair addressed shareholders on the company's strategy, recent performance and outlook. Those remarks were followed by a robust general question and answer session during which they responded to every question submitted by shareholders, evidencing meaningful shareholder participation. Whether held in-person or virtually, AIG's annual meetings of shareholders continue to serve as a key component of our consistent engagement with shareholders.

The Board is committed to good corporate governance and regularly reviews our practices, corporate governance developments and shareholder feedback to ensure continued effectiveness. These corporate governance practices include:

- All our directors are elected annually.
- All our directors are elected by a majority of votes cast (in uncontested elections).
- All our directors, with the exception of our Chief Executive Officer and Executive Chair, are independent, and each of the Audit Committee, CMRC, NCGC, Risk and Capital Committee and Technology Committee are entirely composed of independent directors.
- We align our directors' interests with those of our shareholders through robust stock ownership requirements.
- We have an extensive shareholder engagement program with independent director participation.
- Shareholders have a proxy access right under AIG's By-laws pursuant to which shareholders can nominate a director candidate to stand for election, and have that nominee included in AIG's proxy materials.
- As mentioned above, shareholders already have the ability to call a special meeting under AIG's By-laws.

In light of the strong corporate governance practices and shareholder rights AIG has in place, including the right for shareholders holding 25 percent of our outstanding shares to call a special meeting, the Board believes that adoption of this shareholder proposal is unnecessary and is not in the long-term interests of our shareholders.

RECOMMENDATION

Your Board of Directors unanimously recommends a vote **AGAINST** this resolution.

Voting Instructions and Information

The enclosed proxy is solicited on behalf of AIG's Board for use during the Annual Meeting.

WHEN AND WHERE IS OUR ANNUAL MEETING?

We will hold our Annual Meeting virtually via the Internet on Wednesday, May 12, 2021 at 11:00 a.m., Eastern Daylight Time. You may access the Annual Meeting at *www.virtualshareholdermeeting.com/AIG2021*. In light of COVID-19, for the safety and well-being of our shareholders and employees, and taking into account the protocols of local, state and federal governments, we have determined that the 2021 Annual Meeting will be held in a virtual meeting format only, via the Internet, with no physical in-person meeting. We believe that the virtual meeting format affords our shareholders an opportunity for meaningful participation, while mitigating these safety concerns. At our virtual Annual Meeting, shareholders will be able to attend, vote and submit questions via the Internet.

HOW ARE WE DISTRIBUTING OUR PROXY MATERIALS?

We are using the SEC rule that allows companies to furnish proxy materials to their shareholders over the Internet. In accordance with this rule, on or about March 30, 2021, we sent shareholders of record at the close of business on March 17, 2021 a Notice Regarding the Availability of Proxy Materials (Notice) or a full set of proxy materials. The Notice contains instructions on how to access our Proxy Statement and 2020 Annual Report via the Internet and how to vote. If you receive a Notice, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the proxy materials. The Notice also instructs you on how you may submit your proxy via the Internet. If you received a Notice and would like to receive a copy of our proxy materials, follow the instructions contained in the Notice to request a copy electronically or in paper form on a one-time or ongoing basis. Shareholders who do not receive the Notice will receive either a paper or electronic copy of our Proxy Statement and 2020 Annual Report, which will be sent on or about March 30, 2021.

WHO CAN VOTE AT THE ANNUAL MEETING?

You are entitled to vote or direct the voting of your shares of AIG common stock if you were a shareholder of record or if you held AIG common stock in "street name" at the close of business on March 17, 2021. On that date, 862,344,587 shares of AIG common stock (exclusive of shares held by AIG and certain subsidiaries) were outstanding, held by 21,225 shareholders of record. Each share of AIG common stock held by you on the record date is entitled to one vote.

WHO IS A SHAREHOLDER OF RECORD?

During the ten days prior to the Annual Meeting, a list of the shareholders will be available for inspection at the offices of AIG at 175 Water Street, New York, New York 10038. A list of shareholders will also be available for viewing during the Annual Meeting by those who log in at *www.virtualshareholdermeeting.com/AIG2021* and enter the control number provided on your proxy card, voting instruction form or Notice.

- If you hold AIG common stock that is registered in your name on the records of AIG maintained by AIG's transfer agent, EQ Shareowner Services (formerly known as Wells Fargo Shareowner Services), you are a shareholder of record.

- If you hold AIG common stock indirectly through a broker, bank or similar institution, you are not a shareholder of record, but instead hold shares in "street name."

WHAT DO I NEED TO PARTICIPATE IN, AND VOTE AT, THE ANNUAL MEETING?

You can participate in the Annual Meeting by logging in at *www.virtualshareholdermeeting.com/AIG2021*. To log in, shareholders (or their authorized representatives) will need the control number provided on their proxy card, voting instruction form or Notice. We recommend that you log in at least 15 minutes in advance of the Annual Meeting.

CAN I ASK QUESTIONS AT THE VIRTUAL ANNUAL MEETING?

Shareholders as of our record date who attend and participate in our virtual annual meeting at *www.virtualshareholdermeeting.com/AIG2021* will have an opportunity to submit written questions live via the Internet during the meeting. In order to do so, shareholders must first join the meeting by entering their control number as described above under "What Do I Need to Participate In, and Vote At, the Annual Meeting?" Once you have joined the meeting, you can submit a question by clicking on the "Q&A" tab, typing the question into the "Submit a question" field, and clicking "Submit". Shareholders will be required to identify themselves before they will be able to submit a question during the meeting.

Consistent with the rules of conduct for our Annual Meeting, and in order to allow us to answer questions from as many shareholders as possible, each shareholder may submit a maximum of two questions. We ask that questions be succinct and cover only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped and answered together to avoid repetition.

We welcome questions from our shareholders and intend to answer all pertinent questions from shareholders as time allows during the Annual Meeting. Conducting the business of the Annual Meeting for the benefit of all shareholders will be paramount. Accordingly, questions that are irrelevant to the business of the meeting or AIG's operations, contain derogatory remarks about individuals, use offensive language, are in furtherance of the questioner's personal business needs or are otherwise disruptive or inappropriate for the conduct of the Annual Meeting will not be addressed.

WHAT IF I HAVE TROUBLE ACCESSING, OR TECHNICAL DIFFICULTIES DURING, THE ANNUAL MEETING?

We will have technicians ready to assist you with any technical difficulties you may have accessing or participating in the Annual Meeting. If you encounter any technical difficulties, please call the technical support number that will be posted on the Annual Meeting log in page at *www.virtualshareholdermeeting.com/AIG2021*.

HOW DOES THE BOARD OF DIRECTORS RECOMMEND I VOTE AND WHAT ARE THE VOTE REQUIREMENTS FOR THE PROPOSALS DURING THE ANNUAL MEETING?

Proposal	Board Vote Recommendation	Vote Requirement for Approval	Effect of Abstentions	Broker Discretionary Voting Allowed?
1. Election of thirteen directors	FOR EACH DIRECTOR NOMINEE	Majority of votes cast	No effect	No
2. Advisory vote on executive compensation	FOR	Majority of votes cast	No effect	No
3. Approval of American International Group, Inc. 2021 Omnibus Incentive Plan	FOR	Majority of votes cast	Counts as a vote AGAINST	No
4. Ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2021	FOR	Majority of votes cast	No effect	Yes
5. Shareholder proposal to give shareholders who hold at least 10 percent of our outstanding common stock the right to call special meetings	AGAINST	Majority of votes cast	No effect	No

HOW DO I VOTE?

You may cast your vote in one of four ways:

- *By Submitting a Proxy by Internet.* Go to the following website: *www.proxyvote.com*. You may submit a proxy by Internet 24 hours a day. To be valid, your proxy by Internet must be received by 11:59 p.m., Eastern Daylight Time, on May 11, 2021. Please have your Notice or your proxy card in hand when you access the website and follow the instructions to create an electronic voting instruction form.

- *By Submitting a Proxy by Telephone.* To submit a proxy using the telephone, call 1-800-690-6903 any time on a touch-tone telephone. There is NO CHARGE to you for the call in the U.S. or Canada. International calling charges apply outside the U.S. and Canada. You may submit a proxy by telephone 24 hours a day, 7 days a week. Please have your proxy card in hand when you call and follow the simple instructions provided by the recorded message. To be valid, your proxy by telephone must be received by 11:59 p.m., Eastern Daylight Time, on May 11, 2021.

- *By Submitting a Proxy by Mail.* Mark your proxy card, sign and date it, and return it in the prepaid envelope that has been provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. To be valid, your proxy by mail must be received by 10:00 a.m., Eastern Daylight Time, on May 12, 2021.

- *During the Annual Meeting.* You can vote your shares during the Annual Meeting at *www.virtualshareholdermeeting.com/AIG2021*. To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice, proxy card or voting instruction form.

HOW CAN I REVOKE MY PROXY OR SUBSTITUTE A NEW PROXY OR CHANGE MY VOTE?

You have the power to revoke your proxy or substitute a new proxy by:

FOR A PROXY SUBMITTED BY INTERNET OR TELEPHONE

- Subsequently submitting in a timely manner, a new proxy through the Internet or by telephone that is received by 11:59 p.m., Eastern Daylight Time, on May 11, 2021; or

- Executing and mailing a later-dated proxy card that is received prior to 10:00 a.m., Eastern Daylight Time, on May 12, 2021; or

- During the Annual Meeting at *www.virtualshareholdermeeting.com/AIG2021*.

FOR A PROXY SUBMITTED BY MAIL

- Subsequently executing and mailing another proxy card bearing a later date that is received prior to 10:00 a.m., Eastern Daylight Time, on May 12, 2021; or

- Giving written notice of revocation to AIG's Corporate Secretary at 175 Water Street, New York, New York 10038 that is received by AIG prior to 10:00 a.m., Eastern Daylight Time, on May 12, 2021; or

- During the Annual Meeting at *www.virtualshareholdermeeting.com/AIG2021*.

IF I SUBMIT A PROXY BY INTERNET, TELEPHONE OR MAIL, HOW WILL MY SHARES BE VOTED?

If you properly submit your proxy by one of these methods, and you do not subsequently revoke your proxy, your shares will be voted in accordance with your instructions.

If you sign, date and return your proxy card but do not give voting instructions, your shares will be voted as follows: FOR the election of AIG's director nominees specified under "Proposal 1—Election of Directors"; FOR the proposal to approve, on a non-binding advisory basis, executive compensation; FOR the approval of the 2021 Plan; FOR the ratification of the selection of PricewaterhouseCoopers LLP as AIG's independent registered public accounting firm for 2021; AGAINST the shareholder proposal to give shareholders who hold at least 10 percent of our outstanding common stock the right to call special meetings; and otherwise in accordance with the judgment of the persons voting the proxy on any other matter properly brought before the Annual Meeting.

IF I HOLD MY SHARES IN "STREET NAME" AND DO NOT PROVIDE VOTING INSTRUCTIONS, CAN MY BROKER STILL VOTE MY SHARES?

Under the rules of the NYSE, brokers that have not received voting instructions from their customers ten days prior to the Annual Meeting date may vote their customers' shares in the brokers' discretion on the proposal regarding the ratification of the selection of independent auditors because this is considered "discretionary" under NYSE rules. If your broker is an affiliate of AIG, in the absence of your specific voting instructions, your shares may only be voted in the same proportion as all other shares are voted with respect to that proposal.

Under NYSE rules, each other proposal—the election of directors, the non-binding advisory vote on executive compensation, the approval of the 2021 Plan and the shareholder proposal on special shareholder meetings—is a "non-discretionary" item, which means that member brokers who have not received instructions from the beneficial owners of AIG common stock do not have discretion to vote the shares of AIG common stock held by those beneficial owners on any of those proposals.

HOW ARE VOTES COUNTED AND CONSIDERED?

Proposal 1—Election of Directors. AIG's By-laws provide that in uncontested elections, directors must receive a majority of the votes cast by the holders of AIG common stock. In other words, directors in an uncontested election must receive more votes "for" their election than "against" their election. Pursuant to AIG's By-laws and Corporate Governance Guidelines, each nominee who is currently a director has submitted to the Board an irrevocable resignation from the Board that would become effective upon (1) the failure of such nominee to receive the required vote at the Annual Meeting and (2) Board acceptance of such resignation. In the event that a nominee fails to receive the required vote at the Annual Meeting, the NCGC will then make a recommendation to the Board on the action to be taken with respect to the resignation. The Board will accept such resignation unless the NCGC recommends, and the Board determines, that the best interests of AIG and its shareholders would not be served by doing so.

Proposal 2—Non-binding Advisory Vote to Approve Executive Compensation. Adoption of the resolution on the non-binding advisory vote to approve executive compensation requires a "for" vote of a majority of the votes cast by the holders of AIG common stock, which votes cast are either "for" or "against" the resolution. The results of the vote on this resolution will not be binding on AIG's Board, will not overrule any decisions the Board has made and will not create any duty for the Board to take any action in response to the outcome of the vote. However, the CMRC values the feedback received from this advisory vote and may, in its sole discretion, take into account the outcome of the vote in analyzing and evaluating future compensation opportunities.

Proposal 3—Approval of the American International Group, Inc. 2021 Omnibus Incentive Plan. Approval of the 2021 Plan requires a "for" vote of a majority of the votes cast by the holders of AIG common stock, which votes cast are either "for" or "against" the proposal. Under NYSE rules, abstentions have the effect of a vote against Proposal 3.

Proposal 4—Ratification of the Selection of PricewaterhouseCoopers LLP. Ratification of the selection of accountants requires a "for" vote of a majority of the votes cast by the holders of AIG common stock, which votes cast are either "for" or "against" the ratification. Neither AIG's Amended and Restated Certificate of Incorporation nor AIG's By-laws require that the shareholders ratify the selection of PricewaterhouseCoopers LLP as its independent registered public accounting firm. AIG's Board is requesting shareholder ratification as a matter of good corporate practice. If the shareholders do not ratify the selection, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP but may still retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Audit Committee in its discretion may change the selection at any time during the year if it determines that such change would be in the best interests of AIG and its shareholders.

Proposal 5—Shareholder Proposal on Special Shareholder Meetings. Approval of the shareholder proposal requires a "for" vote of a majority of the votes cast by the holders of AIG common stock, which votes cast are either "for" or "against" the resolution.

Broker Non-Votes and Abstentions. In the case of the proposals on the election of directors, the non-binding advisory vote on executive compensation, the selection of PricewaterhouseCoopers LLP and the shareholder proposal—only votes cast "for" or "against" the proposal will be considered; abstentions and broker non-votes will not be treated as a vote "for" or "against" the proposal and therefore will have no effect on the vote. With respect to the proposal on the approval of the 2021 Plan, under NYSE rules, abstentions will have the effect of a vote against that proposal.

HOW MANY VOTES ARE REQUIRED TO TRANSACT BUSINESS AT THE ANNUAL MEETING?

A quorum is required to transact business at the Annual Meeting. The holders of a majority of the outstanding shares of AIG common stock entitled to vote will constitute a quorum. Virtual attendance at the Annual Meeting constitutes presence in person for purposes of quorum at the Annual Meeting. Proxies marked as abstaining, and any broker "non-votes" on behalf of shares held in street name because beneficial owners' discretion has not been exercised, will be treated as present for purposes of determining a quorum for the Annual Meeting.

HOW DO I OBTAIN MORE INFORMATION ABOUT AIG?

A copy of AIG's 2020 Annual Report, which includes AIG's 2020 Annual Report on Form 10-K filed with the SEC, has been delivered or made available to shareholders. **You also may obtain, free of charge, a copy of the 2020 Annual Report and AIG's 2020 Annual Report on Form 10-K by writing to American International Group, Inc., 175 Water Street, New York, New York 10038, Attention: Investor Relations.** These documents also are available in the Investors section of AIG's corporate website at *www.aig.com*.

WHO PAYS FOR THE EXPENSES OF THIS PROXY SOLICITATION?

AIG will bear the cost of the solicitation of proxies. Proxies may be solicited by mail, email, personal interview, telephone and facsimile transmission by directors, their associates, and certain officers and regular employees of AIG and its subsidiaries without additional compensation. In addition to the foregoing, AIG has retained Morrow Sodali LLC to assist in the solicitation of proxies for a fee of approximately $20,000 plus reasonable out-of-pocket expenses and disbursements of that firm. AIG will reimburse brokers and others holding AIG common stock in their names, or in the names of nominees, for forwarding proxy materials to their principals.

Other Matters

OTHER MATTERS TO BE PRESENTED DURING THE 2021 ANNUAL MEETING OF SHAREHOLDERS

The Board knows of no other matters to be presented during the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote the proxy in accordance with their judgment on such matters.

SHAREHOLDER PROPOSALS FOR THE 2022 ANNUAL MEETING

All suggestions from shareholders are given careful attention. Proposals intended for inclusion in next year's Proxy Statement pursuant to Exchange Act Rule 14a-8 should be sent to the Corporate Secretary of AIG by mail at 175 Water Street, New York, New York 10038 or by e-mail at *AIGCorporateSecretary@aig.com* and must be received by November 30, 2021.

AIG's By-laws permit a shareholder, or a group of up to 20 shareholders, owning three percent or more of our outstanding shares of AIG common stock continuously for at least three years to nominate and include in AIG's annual meeting proxy materials director nominees constituting up to the greater of two individuals or 20 percent of the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in AIG's By-laws. Notice of director nominees submitted pursuant to this proxy access by-law must be delivered to or, if sent by mail, received by the Corporate Secretary of AIG at 175 Water Street, New York, New York 10038 and must be received no earlier than October 31, 2021 and no later than November 30, 2021. The notice of director nominees must include all of the information required by AIG's By-laws.

Under AIG's By-laws, notice of any other shareholder proposal or the nomination of a candidate for election as a director to be made during the 2022 Annual Meeting of Shareholders and not submitted for inclusion in next year's Proxy Statement (either pursuant to Exchange Act Rule 14a-8 or the proxy access provisions of AIG's By-laws) must be delivered to the Corporate Secretary of AIG at 175 Water Street, New York, New York 10038 not less than 90 nor more than 120 days prior to May 12, 2022, unless the 2022 Annual Meeting of Shareholders is not scheduled to be held on a date between April 12, 2022 and June 11, 2022, in which case notice must be received by the later of 90 days prior to the date on which such meeting is scheduled or 10 days after the date on which such meeting date is first publicly announced. The notice must include all of the information required by AIG's By-laws. A copy of AIG's current By-laws is available in the About Us—Leadership and Governance—Corporate Governance Documents section of AIG's website at *www.aig.com*.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

AIG has adopted procedures on the reporting of concerns regarding AIG's accounting, internal accounting controls or auditing matters and other matters and on communicating with independent directors. These procedures are available in the About Us—Leadership and Governance—Corporate Governance Documents section of AIG's corporate website at *www.aig.com*.

Shareholders and other interested parties may communicate with any of the independent directors, including the Lead Independent Director and Board Committee Chairs, or the independent directors as a group, by:

- writing to them c/o Corporate Secretary, American International Group, Inc., 175 Water Street, New York, New York 10038; or
- emailing *boardofdirectors@aig.com*

The Corporate Secretary opens all communications and forwards them to the appropriate recipient. However, at the discretion of the Corporate Secretary, items unrelated to the directors' duties and responsibilities as members of the Board may not be forwarded, including materials considered to be trivial, irrelevant, inappropriate, harassing, unsolicited advertisements or promotional materials and invitations to conferences.

ELECTRONIC DELIVERY OF PROXY MATERIALS

In an effort to reduce paper mailed to your home and help lower printing and postage costs, we are offering shareholders the convenience of viewing online proxy statements, annual reports and related materials. With your consent, we can stop sending future paper copies of these documents. To elect this convenience, shareholders may follow the instructions when voting online at *www.proxyvote.com*. Following the Annual Meeting, you may continue to register for electronic delivery of future documents by visiting *http://enroll.icsdelivery.com/aig*. If you own shares indirectly through a broker, bank, or other nominee, please contact your financial institution for additional information regarding enrolling for electronic delivery.

We are pleased to be using the SEC's rule that allows companies to furnish proxy materials to their shareholders over the Internet. In accordance with this rule, on or about March 30, 2021, we sent shareholders of record at the close of business on March 17, 2021, a Notice or a full set of proxy materials. The Notice contains instructions on how to access our Proxy Statement and 2020 Annual Report via the Internet and how to vote.

Important Notice Regarding the Availability of Proxy Materials for the 2021 Annual Meeting of Shareholders to be held virtually via the Internet on May 12, 2021. Our 2021 Proxy Statement and 2020 Annual Report are available free of charge on our website at *www.aig.com*.

IMPORTANT NOTICE REGARDING DELIVERY OF SHAREHOLDER DOCUMENTS

The SEC's rules permit us to deliver a single Notice or set of Annual Meeting materials to a single address shared by two or more of our shareholders. We have delivered only one Notice or set of Annual Meeting materials to multiple shareholders who share that address unless AIG received contrary instructions from any shareholder at that address. This practice, known as "householding," is designed to reduce printing and postage costs. However, if any shareholder residing at such address wishes to receive a separate copy of the Notice of Annual Meeting of Shareholders, proxy materials, Proxy Statement or 2020 Annual Report, he or she may contact Investor Relations at 175 Water Street, New York, New York 10038, 212-770-6293, and AIG will deliver those documents to such shareholder promptly upon receiving the request. Any such shareholder may also contact Investor Relations if he or she would like to receive separate proxy materials and annual reports in the future. If a shareholder receives multiple copies of AIG's proxy materials and annual reports, he or she may request householding in the future by contacting Investor Relations.

INCORPORATION BY REFERENCE

Information and reports on our website that we refer to in this Proxy Statement will not be deemed a part of, or otherwise incorporated by reference into, this Proxy Statement. To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other filing by AIG under the Securities Act or the Exchange Act, the Letter to Shareholders from Messrs. Duperreault and Steenland and the sections of this Proxy Statement entitled "Letter from the Compensation and Management Resources Committee," "Report of the Compensation and Management Resources Committee" and "Report of the Audit Committee" (to the extent permitted by the SEC rules), shall not be deemed to be so incorporated, unless specifically otherwise provided in such filing.

Cautionary Statement Regarding Forward-Looking Information

This Proxy Statement and other publicly available documents may include, and officers and representatives of AIG may from time to time make and discuss, projections, goals, assumptions and statements that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These projections, goals, assumptions and statements are not historical facts but instead represent only a belief regarding future events, many of which, by their nature, are inherently uncertain and outside AIG's control. These projections, goals, assumptions and statements include statements preceded by, followed by or including words such as "will," "believe," "anticipate," "expect," "intend," "plan," "focused on achieving," "view," "target," "goal" or "estimate." These projections, goals, assumptions and statements may relate to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, anticipated organizational, business or regulatory changes, the effect of catastrophes, such as the COVID-19 crisis, and macroeconomic events, anticipated dispositions, monetization and/or acquisitions of businesses or assets, or successful integration of acquired businesses, management succession and retention plans, exposure to risk, trends in operations and financial results.

It is possible that AIG's actual results and financial condition will differ, possibly materially, from the results and financial condition indicated in these projections, goals, assumptions and statements. Factors that could cause AIG's actual results to differ, possibly materially, from those in the specific projections, goals, assumptions and statements include:

- the adverse impact of COVID-19, including with respect to AIG's business, financial condition and results of operations;

- changes in market and industry conditions, including the significant global economic downturn, volatility in financial and capital markets, prolonged economic recovery and disruptions to AIG's operations driven by COVID-19 and responses thereto, including new or changed governmental policy and regulatory actions;

- the occurrence of catastrophic events, both natural and man-made, including COVID-19, other pandemics, civil unrest and the effects of climate change;

- AIG's ability to successfully dispose of, monetize and/or acquire businesses or assets or successfully integrate acquired businesses, including any separation of the Life and Retirement business from AIG and the impact any separation may have on AIG, its businesses, employees, contracts and customers;

- AIG's ability to effectively execute on AIG 200 transformational programs designed to achieve underwriting excellence, modernization of AIG's operating infrastructure, enhanced user and customer experiences and unification of AIG;

- the impact of potential information technology, cybersecurity or data security breaches, including as a result of cyber-attacks or security vulnerabilities, the likelihood of which may increase due to extended remote business operations as a result of COVID-19;

- disruptions in the availability of AIG's electronic data systems or those of third parties;

- availability and affordability of reinsurance;

- the effectiveness of our risk management policies and procedures, including with respect to our business continuity and disaster recovery plans;

- nonperformance or defaults by counterparties, including Fortitude Reinsurance Company Ltd;

- changes in judgments concerning potential cost-saving opportunities;

- concentrations in AIG's investment portfolios;

- changes to the valuation of AIG's investments;

- changes to our sources of or access to liquidity;

- actions by rating agencies with respect to our credit and financial strength ratings;

- changes in judgments or assumptions concerning insurance underwriting and insurance liabilities;

- the effectiveness of strategies to recruit and retain key personnel and to implement effective succession plans;

- the requirements, which may change from time to time, of the global regulatory framework to which AIG is subject;

- significant legal, regulatory or governmental proceedings;

- changes in judgments concerning the recognition of deferred tax assets and the impairment of goodwill and

- such other factors discussed in:

  - Part I, Item 1A. Risk Factors in AIG's 2020 Annual Report on Form 10-K; and

  - Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in AIG's 2020 Annual Report on Form 10-K.

AIG is not under any obligation (and expressly disclaims any obligation) to update or alter any projections, goals, assumptions or other statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Appendix A

NON-GAAP FINANCIAL MEASURES

Certain of the operating performance measurements used by AIG management are "non-GAAP financial measures" under Securities and Exchange Commission rules and regulations. GAAP is the acronym for "generally accepted accounting principles" in the U.S. The non-GAAP financial measures presented may not be comparable to similarly named measures reported by other companies.

- **Adjusted Pre-tax Income (APTI)** is derived by excluding the items set forth below from income from continuing operations before income tax. This definition is consistent across our segments. These items generally fall into one or more of the following broad categories: legacy matters having no relevance to our current businesses or operating performance; adjustments to enhance transparency to the underlying economics of transactions; and measures that we believe to be common to the industry. APTI is a GAAP measure for our segments. Excluded items include the following:

    - changes in fair value of securities used to hedge guaranteed living benefits;
    - changes in benefit reserves and deferred policy acquisition costs, value of business acquired, and sales inducement assets related to net realized capital gains and losses;
    - changes in the fair value of equity securities;
    - net investment income on Fortitude Reinsurance Company Ltd. (Fortitude Re) funds withheld assets post deconsolidation of Fortitude Re;
    - following deconsolidation of Fortitude Re, net realized capital gains and losses on Fortitude Re funds withheld assets held by AIG in support of Fortitude Re's reinsurance obligations to AIG (Fortitude Re funds withheld assets);
    - loss (gain) on extinguishment of debt;
    - all net realized capital gains and losses except earned income (periodic settlements and changes in settlement accruals) on derivative instruments used for non-qualifying (economic) hedging or for asset replication. Earned income on such economic hedges is reclassified from net realized capital gains and losses to specific APTI line items based on the economic risk being hedged (e.g. net investment income and interest credited to policyholder account balances);
    - income or loss from discontinued operations;
    - net loss reserve discount benefit (charge);
    - pension expense related to a one-time lump sum payment to former employees;
    - income and loss from divested businesses;
    - non-operating litigation reserves and settlements;
    - restructuring and other costs related to initiatives designed to reduce operating expenses, improve efficiency and simplify our organization;
    - the portion of favorable or unfavorable prior year reserve development for which we have ceded the risk under retroactive reinsurance agreements and related changes in amortization of the deferred gain;
    - integration and transaction costs associated with acquiring or divesting businesses;
    - losses from the impairment of goodwill; and
    - non-recurring costs associated with the implementation of non-ordinary course legal or regulatory changes or changes to accounting principles.

- **Adjusted After-tax Income Attributable to AIG Common Shareholders** is derived by excluding the tax effected APTI adjustments described above, dividends on preferred stock, and the following tax items from net income attributable to AIG:

    - deferred income tax valuation allowance releases and charges;
    - changes in uncertain tax positions and other tax items related to legacy matters having no relevance to our current businesses or operating performance; and
    - net tax charge related to the enactment of the Tax Cuts and Jobs Act;

    and by excluding the net realized capital gains (losses) and other charges from noncontrolling interests.

- **AIG Return on Common Equity (ROCE)—Adjusted After-tax Income Excluding Accumulated Other Comprehensive Income (AOCI) adjusted for the cumulative unrealized gains and losses related to Fortitude Re's Funds Withheld Assets and Deferred Tax Assets (DTA) (Adjusted Return on Common Equity)** is used to show the rate of return on common shareholders' equity. We believe this measure is useful to investors because it eliminates items that can fluctuate significantly from period to period, including changes in fair value of our available for sale securities portfolio, foreign currency translation adjustments and U.S. tax attribute deferred tax assets. This measure also eliminates the asymmetrical impact resulting from changes in fair value of our available for sale securities portfolio wherein there is largely no offsetting impact for certain related insurance liabilities. In addition, we adjust for the cumulative unrealized gains and losses related to Fortitude Re's Funds Withheld Assets since these fair value movements are economically transferred to Fortitude Re. We exclude deferred tax assets representing U.S. tax attributes related to net operating loss carryforwards and foreign tax credits as they have not yet been utilized. Amounts for interim periods are estimates based on projections of full-year attribute utilization. As net operating loss carryforwards and foreign tax credits are utilized, the portion of the DTA utilized is included in Adjusted Return on Common Equity. Adjusted Return on Common Equity is derived by dividing actual or annualized adjusted after-tax income attributable to AIG common shareholders by average AIG common shareholders' equity, excluding AOCI adjusted for the cumulative unrealized gains and losses related to Fortitude Re's Funds Withheld Assets, and DTA (Adjusted Common Shareholders' Equity).

- **Adjusted After-tax Income Attributable to Life and Retirement** is derived by subtracting attributed interest expense, income tax expense and attributed dividends on preferred stock from APTI. Attributed debt and the related interest expense and dividends on preferred stock are calculated based on our internal allocation model. Tax expense or benefit is calculated based on an internal attribution methodology that considers among other things the taxing jurisdiction in which the segments conduct business, as well as the deductibility of expenses in those jurisdictions.

- **Core Adjusted Attributed Common Equity** is an attribution of AIG's Adjusted Common Shareholders' Equity to these segments based on our internal capital model, which incorporates the segments' respective risk profiles. Adjusted Attributed Common Equity represents our best estimates based on current facts and circumstances and will change over time.

- **Life and Retirement Adjusted Segment Common Equity** is based on segment equity adjusted for the attribution of debt and preferred stock (Segment Common Equity) and is consistent with AIG's Adjusted Common Shareholders' Equity definition.

- **Core Return on Common Equity—Adjusted After-tax Income (Adjusted Return on Attributed Common Equity)** is used to show the rate of return on Adjusted Attributed Common Equity. Adjusted Return on Attributed Common Equity is derived by dividing actual or annualized Adjusted After-tax Income by average Adjusted Attributed Common Equity.

- **Life and Retirement Return on Adjusted Segment Common Equity—Adjusted After-tax Income (Return on Adjusted Segment Common Equity)** is used to show the rate of return on Adjusted Segment Common Equity. Return on Adjusted Segment Common Equity is derived by dividing actual or annualized Adjusted After-tax Income by Average Adjusted Segment Common Equity.

- **Core Normalized Return on Attributed Common Equity** further adjusts Adjusted Return on Attributed Common Equity for the effects of certain volatile or market-related items. We believe this measure is useful to investors for performance management because it presents the trends in Adjusted Return on Attributed Common Equity without the impact of certain items that can experience volatility in our short-term results. Normalized Return on Attributed Common Equity is derived by excluding the following tax-adjusted effects from Adjusted Return on Attributed Common Equity: the difference between actual and expected (1) catastrophe losses, (2) alternative investment returns, (3) Direct Investment Book and Global Capital Markets returns, (4) fair value changes on fixed maturity securities; update of actuarial assumptions; and prior year loss reserve development.

- **Life and Retirement Normalized Return on Adjusted Segment Common Equity** further adjusts Return on Adjusted Segment Common Equity for the effects of certain volatile or market-related items. We believe this measure is useful to investors for performance management because it presents the trends in Return on Adjusted Segment Common Equity without the impact of certain items that can experience volatility in our short-term results. Normalized Return on Adjusted Segment Common Equity is derived by excluding the following tax-adjusted effects from Return on Adjusted Segment Common Equity: the difference between actual and expected (1) alternative investment returns, (2) fair value changes on fixed maturity securities; and update of actuarial assumptions. We also excluded COVID-19 mortality, certain legal settlements and other business factors in 2020.

- **Ratios:** We, along with most property and casualty insurance companies, use the loss ratio, the expense ratio and the combined ratio as measures of underwriting performance. These ratios are relative measurements that describe, for every $100 of net premiums earned, the amount of losses and loss adjustment expenses (which for General Insurance excludes net loss reserve discount), and the amount of other underwriting expenses that would be incurred. A combined ratio of less than 100 indicates underwriting income and a combined ratio of over 100 indicates an underwriting loss. Our ratios are calculated using the relevant segment information calculated under GAAP, and thus may not be comparable to similar ratios calculated for regulatory reporting purposes. The underwriting environment varies across countries and products, as does the degree of litigation activity, all of which affect such ratios. In addition, investment returns, local taxes, cost of capital, regulation, product type and competition can have an effect on pricing and consequently on profitability as reflected in underwriting income and associated ratios.

- **Accident Year Combined Ratio, As Adjusted** excludes catastrophe losses and related reinstatement premiums, prior year development (PYD), net of premium adjustments, and the impact of reserve discounting. We believe that as adjusted ratios are meaningful measures of our underwriting results on an ongoing basis as they exclude catastrophes and the impact of reserve discounting which are outside of management's control. We also exclude prior year development to provide transparency related to current accident year results. Underwriting ratios are computed as follows:

  - **Loss Ratio** = Loss and loss adjustment expenses incurred ÷ Net premiums earned (NPE)
  - **Acquisition Ratio** = Total acquisition expenses ÷ NPE
  - **General Operating Expense Ratio** = General operating expenses ÷ NPE
  - **Expense Ratio** = Acquisition ratio + General operating expense ratio
  - **Combined Ratio** = Loss ratio + Expense ratio
  - **Accident Year Loss Ratio, As Adjusted (AYLR)** = [Loss and loss adjustment expenses incurred – CATs – PYD] ÷ [NPE +/(-) Reinstatement premiums related to catastrophes (CYRIPs) +/(-) RIPs related to prior year catastrophes (PYRIPs) + (Additional) returned premium related to PYD on loss sensitive business ((AP)RP) + Adjustment for ceded premiums under reinsurance contracts related to prior accident years]
  - **Accident Year Combined Ratio, As Adjusted** = AYLR + Expense ratio
  - **Catastrophe Losses (CATs) and Reinstatement Premiums** = [Loss and loss adjustment expenses incurred – (CATs)] ÷ [NPE +/(-) CYRIPs] – Loss ratio
  - **Prior Year Development net of (Additional) Return Premium Related to PYD on Loss Sensitive Business** = [Loss and loss adjustment expenses incurred – CATs – PYD] ÷ [NPE +/(-) CYRIPs +/(-) PYRIPs + (AP)RP] – Loss ratio – CAT ratio

Underwriting Ratios	Twelve Months Ended December 31,		
	2020	**2019**	**2018**
Loss ratio	71.0	65.2	75.7
Catastrophe losses and reinstatement premiums	(10.3)	(4.8)	(10.5)
Prior year development	0.1	1.1	(1.5)
Adjustments for ceded premium under reinsurance contracts and other	—	0.1	0.3
Accident year loss ratio, as adjusted	60.8	61.6	64.0
Acquisition ratio	20.4	21.8	21.7
General operating expense ratio	12.9	12.6	14.0
Expense ratio	33.3	34.4	35.7
Combined ratio	104.3	99.6	111.4
Accident year combined ratio, as adjusted	94.1	96.0	99.7

- **Accident Year Combined Ratio, As Adjusted, including Average Annual Losses** is derived by adding the average annual losses (AAL) expressed as a percentage of net premiums earned, to the Accident Year Combined Ratio, As Adjusted. The AAL is the mean of the probabilistic expected catastrophe loss distribution that is calculated based on our catastrophe model.

- **Calendar Year Combined Ratio Improvement Relative to Peers** represents General Insurance's calendar year combined ratio compared to peers' calendar year combined ratio computed using a weighted average based on the respective net earned premiums for each peer.

- **Headquarters Direct General Operating Expenses (GOE):** AIG operating costs that can be categorized into three buckets: (1) **Activity driven services** – represents activities that are centrally managed to gain efficiency and are charged to businesses on a usage basis; (2) **Centralized support groups** – Support groups needed by AIG to run the business or protect stakeholder needs and would be allocated to the business on some overall driver methodology (e.g., is technology security groups); and (3) **Retained Costs** – costs that are not allocated to the businesses as such costs are incurred generally on the basis of AIG being a public company. In 2020, we excluded the one-time COVID-19 assistance payments to employees and refund of business unit deductibles for Corporate insurance programs.

- **AIG 200 Cumulative Run-rate Net GOE Savings:** exit run-rate savings that will emerge over time as a direct result of actions taken under the AIG 200 program.

- **Life and Retirement GOE (Net)** represents GOE on an adjusted pre-tax income basis excluding the impact of resegmentation, normalized for certain legal settlements and other business factors.

- **Investments Direct GOE** represents the direct costs associated with the day-to-day activities of directly managing AIG's invested assets. Examples of costs include portfolio management and administration.

- **Core Normalized Book Value per Common Share** is derived by dividing Core Adjusted Attributed Common Equity adjusted for cumulative dividends paid to common shareholders over the three-year LTI performance period and the tax-adjusted effects of (1) inception to date changes in the Adverse Development Cover reinsurance agreement deferred gain (including inception to date amortization related to the deferred gain) resulting from changes in the underlying loss reserves, (2) the difference between actual and expected catastrophe losses, and (3) the cumulative effect of changes in accounting principles, by total common shares outstanding.

- **Relative Tangible Book Value Per Common Share (BVPS)** represents Tangible book value per common share compared to peers' Tangible book value per common share. Tangible book value per common share is derived by dividing Total AIG common shareholders' equity, excluding goodwill, value of business acquired, value of distribution channel acquired and other intangible assets, by total common shares outstanding.

Appendix B

AMERICAN INTERNATIONAL GROUP, INC.

2021 OMNIBUS INCENTIVE PLAN

AMERICAN INTERNATIONAL GROUP, INC.
2021 OMNIBUS INCENTIVE PLAN

ARTICLE I
GENERAL

ARTICLE II
AWARDS UNDER THE PLAN

ARTICLE III
MISCELLANEOUS

AMERICAN INTERNATIONAL GROUP, INC.
2021 OMNIBUS INCENTIVE PLAN

ARTICLE I

GENERAL

1.1 <u>Purpose</u>. The purpose of the American International Group, Inc. 2021 Omnibus Incentive Plan is (1) to attract, retain and motivate officers, directors and key employees of the Company (as defined below), compensate them for their contributions to the Company and encourage them to acquire a proprietary interest in the Company, (2) to align the interests of officers, directors and key employees with those of shareholders of the Company and (3) to assist the Company in ensuring that its compensation program does not provide incentives to take imprudent risks.

This 2021 Omnibus Incentive Plan replaces the American International Group, Inc. 2013 Omnibus Incentive Plan (as amended to the Effective Date, the "*2013 Plan*") for Awards granted on or after the Effective Date. Awards may not be granted under the 2013 Plan beginning on the Effective Date, but this 2021 Omnibus Incentive Plan will not affect the terms or conditions of any stock appreciation right, restricted stock, restricted stock unit or other award made under the 2013 Plan before the Effective Date.

1.2 <u>Definitions</u>. For purposes of this 2021 Omnibus Incentive Plan, the following terms have the meanings set forth below:

"*2013 Plan*" has the meaning set forth in Section 1.1.

"*Acquisition Awards*" has the meaning set forth in Section 1.6.2.

"*AIG*" means American International Group, Inc. or a successor entity contemplated by Section 3.7.

"*Award*" means an award made pursuant to the Plan.

"*Award Agreement*" means the written or electronic document that evidences each Award and sets forth its terms and conditions. As determined by the Committee, an Award Agreement may be required to be executed or acknowledged by a Grantee as a condition to receiving an Award or the benefits under an Award.

"*Board*" means the Board of Directors of AIG.

"*Business Combination*" means a merger, consolidation, mandatory share exchange or similar form of corporate transaction involving AIG.

"*Certificate*" means a stock certificate (or other appropriate document or evidence of ownership) representing shares of Common Stock.

"*Change in Control*" means the occurrence of any of the following events: (a) the Incumbent Directors cease for any reason to constitute at least a majority of the Board, *provided* that any person becoming a Director subsequent to the Effective Date, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; *provided*, *however*, that no individual initially elected or nominated as a Director as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director; (b) any "person" (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), is or becomes a "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the Company Voting Securities; *provided*, *however*, that the event described in this clause (b) shall not be deemed to be a Change in Control by virtue of an acquisition of Company Voting Securities: (i) by AIG or any subsidiary of AIG; (ii) by any employee benefit plan (or related trust) sponsored or maintained by AIG or any subsidiary of AIG; or (iii) by any underwriter temporarily holding securities pursuant to an offering of such securities; (c) the consummation of a Business Combination that results in any person becoming the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect directors of the entity resulting from such Business Combination; (d) the consummation of a sale of all or substantially all of the Company's assets (other than to an affiliate of the Company); or (e) the approval by AIG's shareholders of a plan of complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because (A) any person holds or acquires beneficial ownership of more than 50% of the Company Voting Securities as a result of a "Company share repurchase program" or other acquisition of Company Voting Securities by the Company which reduces the total number of Company Voting Securities outstanding; provided that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control shall then occur or (B) the consummation of a sale of all or substantially all (or a subset) of the assets and/or operations of the Life and Retirement business (or any similar transaction).

"*Code*" means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto, and the applicable rulings and regulations thereunder.

"*Committee*" means the committee appointed by the Board to administer the Plan pursuant to Section 1.3, and, to the extent the Board determines it is appropriate for Awards under the Plan to qualify for the exemption available under Rule 16b-3(d)(1) or Rule 16b-3(e) promulgated under the Exchange Act, shall be a committee or subcommittee of the Board composed of two or more members, each of whom is a "non-employee director" within the meaning of Rule 16b-3. Unless otherwise determined by the Board, the Committee shall be the Compensation and Management Resources Committee of the Board.

"*Common Stock*" means the common stock of AIG, par value $2.50 per share, and any other securities or property issued in exchange therefor or in lieu thereof pursuant to Section 1.6.4.

"*Company*" means AIG and its consolidated subsidiaries.

"*Company Voting Securities*" means, as of a given date, AIG's then outstanding securities eligible to vote for the election of the Board.

"*Consent*" has the meaning set forth in Section 3.3.2.

"*Covered Person*" has the meaning set forth in Section 1.3.3.

"*Director*" means a member of the Board or a member of the board of directors of a consolidated subsidiary of AIG.

"*Effective Date*" has the meaning set forth in Section 3.21.

"*Employee*" means an employee of the Company.

"*Employment*" means a Grantee's performance of services for the Company, as an Employee, as determined by the Committee. The terms "employ" and "employed" will have correlative meanings.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time, or any successor thereto, and the applicable rules and regulations thereunder.

"*Fair Market Value*" means, with respect to a share of Common Stock (or option or stock appreciation right in respect of a share of Common Stock) on any day, the fair market value as determined in accordance with a valuation methodology approved by the Committee.

"*Grantee*" means a person who receives an Award.

"*Incentive Stock Option*" means an option to purchase shares of Common Stock that is intended to be designated as an "incentive stock option" within the meaning of Sections 421 and 422 of the Code, as now constituted or subsequently amended, or pursuant to a successor of the Code, and which is designated as an Incentive Stock Option in the applicable Award Agreement.

"*Incumbent Directors*" means the individuals who constitute the Board on the Effective Date.

"*Officer*" means an Employee who is an "officer" of AIG within the meaning of Rule 16a-1(f) under the Exchange Act.

"*Plan*" means this American International Group, Inc. 2021 Omnibus Incentive Plan, as amended from time to time.

"*Plan Action*" has the meaning set forth in Section 3.3.1.

"*Section 409A*" means Section 409A of the Code, including any amendments or successor provisions to that section, and any regulations and other administrative guidance relating thereto, in each case as they may be from time to time amended or interpreted through further administrative guidance.

"*Securities Act*" means the Securities Act of 1933, as amended from time to time, or any successor thereto, and the applicable rules and regulations thereunder.

"*Successor entity*" has the meaning set forth in Section 3.7.

1.3 Administration.

1.3.1 The Committee will administer the Plan. The Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and interpretations and to take such action in connection with the Plan and any Award granted thereunder as it deems necessary or advisable. All determinations and interpretations made by the Committee will be final, binding and conclusive on all Grantees and on their legal representatives and beneficiaries. The Committee will have the authority, in its absolute discretion, to determine the persons who will receive Awards, the time when Awards will be granted, the terms of such Awards and the number of shares of Common Stock, if any, which will be subject to such Awards. Unless otherwise provided in an Award Agreement, the Committee reserves the authority, in its absolute discretion, (a) to amend any outstanding Award Agreement in any respect, whether or not the rights of the Grantee of such Award are adversely affected (but subject to Sections 2.3.6, 2.4.5, and 3.14.1), including, without limitation, to accelerate the time or times at which the Award becomes vested, unrestricted or may be exercised, to waive or amend any restrictions or conditions set forth in such Award Agreement, or to impose new restrictions and conditions, or to reflect a change in the Grantee's circumstances or to modify, amend or adjust the terms and conditions of performance goals, and (b) to determine whether, to what extent and under what circumstances and method or methods (i) Awards may be (A) settled in cash, shares of Common Stock, other securities, other Awards or other property, (B) exercised or (C) canceled, forfeited or suspended, (ii) shares of Common Stock, other securities, other Awards or other property, and other amounts payable with respect to an Award may be deferred either automatically or at the election of the Grantee thereof or of the Committee and (iii) Awards may be settled by the Company or any of its designees. Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan, in which case the Board will have all of the authority and responsibility granted to the Committee herein.

1.3.2 Actions of the Committee may be taken by the vote of a majority of its members. To the extent not inconsistent with applicable law and applicable rules and regulations of the New York Stock Exchange, (a) the Committee may delegate any of its powers under the Plan to a subcommittee of the Committee or to one of its members, (b) the Committee may allocate among its members any of its administrative responsibilities and (c) notwithstanding anything to the contrary contained herein, the Committee may delegate to one or more officers of AIG designated by the Committee from time to time the determination of Awards (and related administrative responsibilities) to Employees who are not Officers.

1.3.3 No Director or Employee exercising each such person's responsibilities under the Plan (each such person, a "*Covered Person*") will have any liability to any person (including any Grantee) for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award. Each Covered Person will be indemnified and held harmless by AIG against and from any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award Agreement and against and from any and all amounts paid by such Covered Person, with AIG's approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person, *provided* that AIG will have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once AIG gives notice of its intent to assume the defense, AIG will have sole control over such defense with counsel of AIG's choice. To the extent any taxable expense reimbursement under this paragraph is subject to Section 409A, (a) the amount thereof eligible in one taxable year shall not affect the amount eligible in any other taxable year; (b) in no event shall any expenses be reimbursed after the last day of the taxable year following the taxable year in which the Covered Person incurred such expenses; and (c) in no event shall any right to reimbursement be subject to liquidation or exchange for another benefit. The foregoing right of indemnification will not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or willful misconduct. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under AIG's Amended and Restated Certificate of Incorporation or By-laws, as a matter of law, or otherwise, or any other power that AIG may have to indemnify such persons or hold them harmless.

1.4 <u>Persons Eligible for Awards</u>. Awards under the Plan may be made to current Employees or Directors or, solely with respect to their final year of service, former Employees.

1.5 <u>Types of Awards</u>. Awards under the Plan may be cash-based or stock-based. Stock-based Awards may be in the form of any of the following, in each case in respect of Common Stock: (a) stock options, (b) stock appreciation rights, (c) restricted shares (including performance restricted shares), (d) restricted stock units (including performance restricted stock units), (e) dividend equivalent rights and (f) other equity-based or equity-related Awards (including, without limitation, the grant or offer for sale of unrestricted shares of Common Stock) that the Committee determines to be consistent with the purposes of the Plan and the interests of the Company. Cash-based Awards may be in the form of performance-based awards and other cash awards (including, without limitation, retainers and meeting-based fees) that the Committee determines to be consistent with the purposes of the Plan and the interests of the Company.

1.6 <u>Shares of Common Stock Available for Stock-Based Awards</u>.

1.6.1 *Common Stock Subject to the Plan*. Subject to the other provisions of this Section 1.6, the total number of shares of Common Stock that may be granted under the Plan is eight million, one hundred thousand (8,100,000) plus the number of authorized shares of Common Stock remaining available under the 2013 Plan as of the Effective Date and any additional shares that become available for issuance under the 2013 Plan in accordance with Section 1.6.2. Such shares of Common Stock may, in the discretion of the Committee, be either authorized but unissued shares or shares previously issued and reacquired by AIG. Solely for the purpose of determining the number of shares of Common Stock available for grant of Incentive Stock Options under the Plan, the total number of shares of Common Stock shall be eight million, one hundred thousand (8,100,000) without regard to the share counting provisions contained in Section 1.6.2.

1.6.2 *Share Counting*. Each share underlying a stock option, stock appreciation right, restricted share, restricted stock unit and other equity-based Award or equity-related Award will count as one share of Common Stock. Shares of Common Stock subject to awards that are assumed, converted or substituted under the Plan as a result of the Company's acquisition of another company (including by way of merger, combination or similar transaction) ("*Acquisition Awards*") will not count against the number of shares that may be granted under the Plan. Available shares under a shareholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and do not reduce the maximum number of shares available for grant under the Plan, subject to applicable stock exchange requirements.

Shares subject to an Award that is forfeited, expires or is settled for cash (in whole or in part), to the extent of such forfeiture, expiration or cash settlement shall be available for future grants of Awards under the Plan and shall be added back in the same number of shares as were deducted in respect of the grant of such Award. In addition, the number of shares of Common Stock underlying awards granted and outstanding under the 2013 Plan that are forfeited, expire, terminate or otherwise lapse or are settled for cash on or after the Effective Date, in whole or in part, without the delivery of Common Stock will be added to the number of shares available for grant under the Plan. The payment of dividend equivalent rights in cash in conjunction with any outstanding Awards shall not be counted against the shares available for issuance under the Plan.

In no event shall the following shares of Common Stock become available for issuance in connection with Awards issued under the Plan: (i) shares of Common Stock tendered or withheld as payment of the exercise price of an option; (b) shares of Common Stock tendered or withheld as payment of withholding taxes with respect to an Award; (c) any shares of Common Stock reserved for issuance under a stock appreciation right that exceed the number of shares actually issued upon exercise; and (d) shares of Common Stock reacquired by the Company using amounts received upon the exercise of an option.

1.6.3 *Director Awards*. In order to retain and compensate Directors for their services, and to strengthen the alignment of their interests with those of the shareholders of the Company, the Plan permits the grant of cash-based and stock-based awards to Directors. Aggregate Awards to any one non-employee Director in respect of any calendar year, solely with respect to his or her service as a Director, may not exceed $900,000 based on aggregate value of cash Awards and Fair Market Value of stock-based Awards, in each case determined as of the date of grant.

1.6.4 *Adjustments*. The Committee shall adjust the number of shares of Common Stock authorized pursuant to Section 1.6.1 (and any limits on the number of stock-based Awards that may be granted to any Grantee under this Plan) and adjust equitably the terms of any outstanding Awards (including, without limitation, the number of shares of Common Stock covered by each outstanding Award, the type of property to which the Award is subject and the exercise or strike price of any Award), in each case in such manner as it deems appropriate (including, without limitation, unless otherwise provided in an Award Agreement, by payment of cash) to preserve and prevent the enlargement of the benefits or potential benefits intended to be made available to Grantees, for any increase or decrease in the number of issued shares of Common Stock resulting from a recapitalization, spin-off, split-off, stock split, stock dividend, extraordinary cash dividend, combination or exchange of shares of Common Stock, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or shares of AIG; *provided* that no such adjustment shall be made if or to the extent that it would cause any outstanding Award to fail to comply with Section 409A. After any adjustment made pursuant to this Section 1.6.4, the number of shares of Common Stock subject to each outstanding Award will be rounded down to the nearest whole number. Notwithstanding the foregoing, the Committee may, in its sole discretion, decline to adjust the terms of any outstanding Award if it determines that such adjustment would violate applicable law or result in adverse tax consequences to the Grantee or to the Company.

ARTICLE II

AWARDS UNDER THE PLAN

2.1 <u>Agreements Evidencing Awards</u>. Each stock-based Award and, to the extent determined appropriate by the Committee, cash-based Award granted under the Plan will be evidenced by an Award Agreement that will contain such provisions and conditions as the Committee deems appropriate. Unless otherwise provided herein, the Committee may grant Awards in tandem with or, subject to Sections 2.3.6, 2.4.5 and 3.14.1, in substitution for or satisfaction of any other Award or Awards granted under the Plan or any award granted under any other plan of AIG. By accepting an Award pursuant to the Plan, a Grantee thereby agrees that the Award will be subject to all of the terms and provisions of the Plan and the applicable Award Agreement.

2.2 <u>No Rights as a Shareholder</u>. No Grantee (or other person potentially having rights pursuant to an Award) shall have any of the rights of a shareholder of AIG with respect to shares of Common Stock subject to an Award until the delivery of such shares (or in the case of an Award of restricted or unrestricted shares of

Common Stock, the grant or registration in the name of the Grantee of such shares pursuant to the applicable Award Agreement, but then only as the Committee may include in the applicable Award Agreement). Except as otherwise provided in Section 1.6.4 or pursuant to the applicable Award Agreement, no adjustments will be made for dividends, distributions or other rights (whether ordinary or extraordinary, and whether in cash, Common Stock, other securities or other property) for which the record date is before the date the Certificates for the shares are delivered.

2.3 <u>Options</u>.

2.3.1 *Grant*. Stock options may be granted to eligible recipients in such number and at such times during the term of the Plan as the Committee or the Board may determine, subject to the limits on grants set forth in Section 2.3.7.

2.3.2 *Incentive Stock Options*. At the time of grant, the Committee will determine (a) whether all or any part of a stock option granted to an eligible employee will be an Incentive Stock Option and (b) the number of shares subject to such Incentive Stock Option; *provided*, *however*, that (i) the aggregate fair market value (determined as of the time the option is granted) of the stock with respect to which Incentive Stock Options are exercisable for the first time by an eligible employee during any calendar year (under all such plans of AIG and of any subsidiary corporation of AIG) will not exceed $100,000 and (ii) no Incentive Stock Option (other than an Incentive Stock Option that may be assumed or issued by the Company in connection with a transaction to which Section 424(a) of the Code applies) may be granted to a person who is not eligible to receive an Incentive Stock Option under the Code. The form of any stock option which is entirely or in part an Incentive Stock Option will clearly indicate that such stock option is an Incentive Stock Option or, if applicable, the number of shares subject to the Incentive Stock Option.

2.3.3 *Exercise Price*. The exercise price per share with respect to each stock option will be determined by the Committee, but, except as otherwise permitted by Section 1.6.4 or in the case of an Acquisition Award, may never be less than the Fair Market Value of the Common Stock. Unless otherwise noted in the Award Agreement, the Fair Market Value of the Common Stock will be its closing price on the New York Stock Exchange on the date of grant of the Award of stock options.

2.3.4 *Term of Stock Option*. In no event will any stock option be exercisable after the expiration of ten (10) years from the date on which the stock option is granted.

2.3.5 *Exercise of Stock Option and Payment for Shares*. Subject to Section 2.12, the shares of Common Stock covered by each stock option may not be purchased for one year after the date on which the stock option is granted (except in the case of termination of Employment due to death, disability or retirement), but thereafter may be purchased in such installments as will be determined in the Award Agreement at the time the stock option is granted. Subject to any limitations in the applicable Award Agreement, any shares not purchased on the applicable installment date may be purchased thereafter at any time before the final expiration of the stock option. To exercise a stock option, the Grantee must give written notice to AIG specifying the number of shares to be purchased and accompanied by payment of the full purchase price therefor in cash or by certified or official bank check or in another form as determined by the Company, including: (a) personal check, (b) shares of Common Stock, valued as of the exercise date, of the same class as those to be granted by exercise of the stock option, (c) any other form of consideration approved by the Company and permitted by applicable law and (d) any combination of the foregoing. Any person exercising a stock option will make such representations and agreements and furnish such information as the Committee may in its discretion deem necessary or desirable to assure compliance by AIG, on terms acceptable to AIG, with the provisions of the Securities Act, and any other applicable legal requirements. If a Grantee so requests, shares purchased may be issued in the name of the Grantee and another jointly with the right of survivorship.

2.3.6 *Repricing*. Except as otherwise permitted by Section 1.6.4, reducing the exercise price of stock options issued and outstanding under the Plan, including through amendment, cancellation in exchange for the grant of a substitute Award or repurchase for cash or other consideration (in each case that has the effect of reducing the exercise price), will require approval of the shareholders.

2.4 <u>Stock Appreciation Rights</u>.

2.4.1 *Grant*. Stock appreciation rights may be granted to eligible recipients in such number and at such times during the term of the Plan as the Committee or the Board may determine, subject to the limits on grants set forth in Section 2.4.6.

2.4.2 *Exercise Price*. The exercise price per share with respect to each stock appreciation right will be determined by the Committee but, except as otherwise permitted by Section 1.6.4 or in the case of an Acquisition Award, may never be less than the Fair Market Value of the Common Stock. Unless otherwise noted in the Award Agreement, the Fair Market Value of the Common Stock will be its closing price on the New York Stock Exchange on the date of grant of the Award of stock appreciation rights.

2.4.3 *Term of Stock Appreciation Right*. In no event will any stock appreciation right be exercisable after the expiration of ten (10) years from the date on which the stock appreciation right is granted.

2.4.4 *Exercise of Stock Appreciation Right and Delivery of Shares*. Subject to Section 2.12, each stock appreciation right may not be exercised for one year after the date on which the stock appreciation right is granted (except in the case of termination of Employment due to death, disability or retirement), but thereafter may be exercised in such installments as may be determined in the Award Agreement at the time the stock appreciation right is granted. Subject to any limitations in the applicable Award Agreement, any stock appreciation rights not exercised on the applicable installment date may be exercised thereafter at any time before the final expiration of the stock appreciation right. To exercise a stock appreciation right, the Grantee must give written notice to AIG specifying the number of stock appreciation rights to be exercised. Upon exercise of stock appreciation rights, subject to any limitations in the applicable Award Agreement, shares of Common Stock or cash, in the Committee's discretion, with a Fair Market Value or in an amount equal to (a) the excess of (i) the Fair Market Value of the Common Stock on the date of exercise *over* (ii) the exercise price of such stock appreciation right *multiplied by* (b) the number of stock appreciation rights exercised will be delivered to the Grantee. Any person exercising a stock appreciation right will make such representations and agreements and furnish such information as the Committee may, in its discretion, deem necessary or desirable to assure compliance by AIG, on terms acceptable to AIG, with the provisions of the Securities Act and any other applicable legal requirements. If a Grantee so requests, shares purchased may be issued in the name of the Grantee and another jointly with the right of survivorship.

2.4.5 *Repricing*. Except as otherwise permitted by Section 1.6.4, reducing the exercise price of stock appreciation rights issued and outstanding under the Plan, including through amendment, cancellation in exchange for the grant of a substitute Award or repurchase for cash or other consideration (in each case that has the effect of reducing the exercise price), will require approval of the shareholders.

2.5 <u>Restricted Shares</u>.

2.5.1 *Grants*. The Committee may grant or offer for sale restricted shares in such amounts and subject to such terms and conditions as the Committee may determine, including, without limitation, the achievement of performance goals. In the event that a Certificate is issued in respect of restricted shares, such Certificate may be registered in the name of the Grantee but will be held by AIG or its designated agent until the time the restrictions lapse.

2.5.2 *Right to Vote and Receive Dividends on Restricted Shares*. Notwithstanding anything to the contrary in this Section 2.5.2, no dividends will be paid at a time when any performance-based goals or time-based vesting requirements that apply to an Award of restricted shares have not been satisfied. Unless the applicable Award Agreement provides otherwise, each Grantee of an Award of restricted shares will, during the period of restriction, have all of the rights of a shareholder holding the class or series of Common Stock that is the subject of the restricted shares, except as otherwise provided herein, including full voting rights. During the period of restriction, all ordinary cash dividends (if any, as determined by the Committee in its sole discretion) paid upon any restricted share will be retained by the Company for the account of the relevant Grantee. Such dividends will revert back to the Company if for any reason the restricted share upon which such dividends were paid reverts back to the Company. Upon the expiration of the period of restriction, all such dividends made on such restricted share and retained by the Company will be paid to the relevant Grantee. Additional shares or other property distributed to the Grantee in respect of restricted shares, as dividends or otherwise, will be subject to the same restrictions applicable to such restricted shares.

2.6 <u>Restricted Stock Units</u>. The Committee may grant Awards of restricted stock units in such amounts and subject to such terms and conditions as the Committee may determine, including, without limitation, the achievement of performance goals. A Grantee of a restricted stock unit will have only the rights of a general unsecured creditor of AIG until delivery of shares of Common Stock, cash or other securities or property is made as specified in the applicable Award Agreement. On the delivery date specified in the Award Agreement, the Grantee of each restricted stock unit not previously forfeited or terminated will receive one share of Common Stock, or cash, securities or other property equal in value to a share of Common Stock or a combination thereof, as specified by the Committee.

2.7 <u>Other Stock-Based Awards</u>. The Committee may grant other types of equity-based or equity-related Awards (including, without limitation, the grant or offer for sale of unrestricted shares of Common Stock) in such amounts and subject to such terms and conditions as the Committee may determine. Such Awards may entail the transfer of actual shares of Common Stock to Award recipients or may be settled in cash, and may include Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

2.8 <u>Cash-Based Awards</u>. The Committee may grant cash-based Awards in such amounts and subject to such terms and conditions as the Committee may determine.

2.9 <u>Dividend Equivalent Rights</u>. The Committee may include in the Award Agreement with respect to any Award, other than stock options and stock appreciation rights, a dividend equivalent right entitling the Grantee to receive amounts equal to all or any portion of the dividends that would be paid on the shares of Common Stock covered by such Award if such shares had been delivered pursuant to such Award. The grantee of a dividend equivalent right will have only the rights of a general unsecured creditor of AIG until payment of such amounts is made as specified in the applicable Award Agreement. In the event such a provision is included in an Award Agreement, the Committee will, subject to Section 3.14.1, determine whether such payments will be made in cash, in shares of Common Stock or in another form, whether they will be conditioned upon the exercise or vesting of the Award to which they relate (provided that in no event may such payments be made unless and until the Award to which they relate vests), the time or times at which they will be made, and such other terms and conditions as the Committee may deem appropriate. No payments will be made in respect of any dividend equivalent right at a time when any performance-based goals or time-based vesting requirements that apply to the dividend equivalent right or Award that is granted in connection with a dividend equivalent right have not been satisfied.

2.10 <u>Related Option Transactions</u>. The Committee may grant put options and enter into call options relating to Awards, including an Award of unrestricted Common Stock. The put options may permit the Grantee, at the Grantee's option, to sell the Award back to the Company at such times, on such terms and conditions and at such prices as the Committee or the Board may determine. The call options may require the Grantee, at the Company's election, to sell the Award back to the Company at such times, on such terms and conditions and at such prices as the Committee or the Board may determine. The Committee may determine to issue an Award and any related put option and enter into any related call option as a single non-separable unit.

2.11 <u>Change in Control Provisions</u>.

2.11.1 Except as otherwise provided in the applicable Award Agreement, in the event that within two years following a Change in Control a Grantee's Employment is terminated by AIG without "cause" (as defined in the Award Agreement) or by the Grantee for "good reason" (as defined in the Award Agreement), any outstanding unvested Award held by such Grantee shall vest as with respect to any service-based vesting requirement. Except as otherwise provided in the applicable Award Agreement, following a Change in Control any performance goals with respect to an outstanding Award and for which the performance period ends after the Change in Control shall be deemed achieved at target level. In addition, in the event of a Change in Control where all stock options and stock appreciation rights are settled for an amount (as determined in the sole discretion of the Committee) of cash or securities, the Committee may, in its sole discretion, terminate any stock option or stock appreciation right for which the exercise price is equal to or exceeds the per share value of the consideration to be paid in the Change in Control transaction without payment of consideration therefor.

2.11.2 Unless otherwise provided in the applicable Award Agreement and except as otherwise determined by the Committee, in the event of a Business Combination of AIG with or into any successor entity or any transaction in which another person or entity acquires all of the issued and outstanding Common Stock of AIG, or all or substantially all of the assets of AIG as an entirety, outstanding Awards may be assumed or a substantially equivalent Award may be substituted by such successor entity or a parent or subsidiary of such successor entity, and such an assumption or substitution shall not be deemed to violate this Plan or any provision of any Award Agreement.

2.12 Minimum Vesting. Notwithstanding anything to the contrary in the Plan, Awards granted under the Plan (other than cash-based awards) shall vest no earlier than the first anniversary of the date on which the Award is granted; provided, however, that the following Awards shall not be subject to the foregoing minimum vesting requirement: any (i) Acquisition Awards, (ii) shares of Common Stock delivered in lieu of fully vested cash obligations, (iii) Awards to Non-Employee Directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of shareholders which is at least 50 weeks after the immediately preceding year's annual meeting, and (iv) any additional Awards the Committee may grant, up to a maximum of five percent (5%) of the available share reserve authorized for issuance under the Plan pursuant to Section 1.6.1 (subject to adjustment under Section 1.6.4); provided, further, that vesting may accelerate in connection with death, disability, retirement, a Change in Control or other involuntary termination.

ARTICLE III

MISCELLANEOUS

3.1 Amendment of the Plan.

3.1.1 Unless otherwise provided in an Award Agreement, the Board may from time to time suspend, discontinue, revise or amend the Plan in any respect whatsoever, including in any manner that adversely affects the rights, duties or obligations of any Grantee of an Award.

3.1.2 Unless otherwise determined by the Board, shareholder approval of any suspension, discontinuance, revision or amendment will be obtained only to the extent necessary to comply with any applicable laws, regulations or rules of a securities exchange or self-regulatory agency, except that shareholder approval shall be required for any amendment to the Plan (i) that materially increases the benefits available under the Plan, (ii) to reduce the exercise price of stock options or stock appreciation rights issued and outstanding under the Plan, including through amendment, cancellation in exchange for the grant of a substitute Award or repurchase for cash or other consideration (in each case that has the effect of reducing the exercise price) or (iii) to permit the sale or other disposition of an Award of a stock option or a stock appreciation right to an unrelated third party for value.

3.2 Tax Withholding. Grantees shall be solely responsible for any applicable taxes (including, without limitation, income and excise taxes) and penalties, and any interest that accrues thereon, that they incur in connection with the receipt, vesting or exercise of any Award. As a condition to the delivery of any shares of Common Stock pursuant to any Award or the lifting or lapse of restrictions on any Award, or in connection with any other event that gives rise to a federal or other governmental tax withholding obligation on the part of the Company relating to an Award (including, without limitation, FICA tax), unless otherwise provided in an Award Agreement, (a) the Company may deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to a Grantee whether or not pursuant to the Plan (including shares of Common Stock otherwise deliverable) the minimum required to meet the tax withholding obligation up to the maximum statutory rate or (b) the Committee will be entitled to require that the Grantee remit cash to the Company (through payroll deduction or otherwise) or previously owned shares of Common Stock or other property, in each case in an amount sufficient in the opinion of the Company to satisfy such withholding obligation.

3.3 <u>Required Consents and Legends</u>.

3.3.1 If the Committee at any time determines that any Consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any Award, the delivery of shares of Common Stock or the delivery of any cash, securities or other property under the Plan, or the taking of any other action thereunder (each such action a "*Plan Action*"), then, subject to Section 3.14.2, such Plan Action will not be taken, in whole or in part, unless and until such Consent will have been effected or obtained to the full satisfaction of the Committee. The Committee may direct that any Certificate evidencing shares delivered pursuant to the Plan will bear a legend setting forth such restrictions on transferability as the Committee may determine to be necessary or desirable, and may advise the transfer agent to place a stop transfer order against any legended shares.

3.3.2 The term "*Consent*" as used in this Article III with respect to any Plan Action includes (a) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any federal, state, or local law, or law, rule or regulation of a jurisdiction outside the United States, or any other matter, which the Committee may deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made, (b) any and all other consents, clearances and approvals in respect of a Plan Action by any governmental or other regulatory body or any stock exchange or self-regulatory agency, (c) any applicable requirement of the Code, (d) any and all consents or authorizations required to comply with, or required to be obtained under, applicable local law, (e) any and all consents by the Grantee to the Company's supplying to any third party recordkeeper of the Plan such personal information as the Committee deems advisable to administer the Plan and (f) any and all consents or other documentation required by the Committee. Nothing herein will require the Company to list, register or qualify the shares of Common Stock on any securities exchange.

3.4 <u>Clawback</u>. Awards under the Plan shall be subject to the clawback or recapture policy, if any, that the Company may adopt from time to time to the extent provided in such policy and, in accordance with such policy, may be subject to the requirement that the Awards be repaid to the Company after they have been distributed or paid to the Grantee.

3.5 <u>Right of Offset</u>. Except with respect to Awards that are intended to be "deferred compensation" subject to Section 409A, the Company will have the right to offset against its obligation to deliver shares of Common Stock (or cash, other securities or other property) under the Plan or any Award Agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any Awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the Grantee then owes to the Company and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement.

3.6 <u>Nonassignability; No Hedging</u>. No Award (or any rights and obligations thereunder) granted to any person under the Plan may be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of or hedged, in any manner (including through the use of any cash-settled instrument), whether voluntarily or involuntarily and whether by operation of law or otherwise, other than by will or by the laws of descent and distribution, except as may be otherwise provided in the Award Agreement, consistent with Section 3.1.2. Any sale, exchange, transfer, assignment, pledge, hypothecation, or other disposition in violation of the provisions of this Section 3.6 will be null and void and any Award which is hedged in any manner will immediately be forfeited. All of the terms and conditions of the Plan and the Award Agreements will be binding upon any permitted successors and assigns.

3.7 <u>Successor Entity</u>. Unless otherwise provided in the applicable Award Agreement and except as otherwise determined by the Committee, in the event of a Business Combination of AIG with or into any other entity ("*successor entity*") or any transaction in which another person or entity acquires all of the issued and outstanding Common Stock of AIG, or all or substantially all of the assets of AIG, outstanding Awards may be assumed or a substantially equivalent award may be substituted by such successor entity or a parent or subsidiary of such successor entity.

3.8 <u>Right of Discharge Reserved</u>. Nothing in the Plan or in any Award Agreement will confer upon any Grantee the right to continued Employment by the Company or affect any right which the Company may have to terminate such Employment.

3.9 <u>Nature of Payments</u>.

3.9.1 Any and all grants of Awards and deliveries of Common Stock, cash, securities or other property under the Plan will be in consideration of services performed or to be performed for the Company by the Grantee. Awards under the Plan may, in the discretion of the Committee, and subject to Section 3.14.1, be made in substitution in whole or in part for cash or other compensation otherwise payable to a participant in the Plan. Only whole shares of Common Stock will be delivered under the Plan. Awards will, to the extent reasonably practicable, be aggregated in order to eliminate any fractional shares. Fractional shares may, in the discretion of the Committee, be forfeited or be settled in cash or otherwise as the Committee may determine.

3.9.2 All such grants and deliveries will constitute a special discretionary payment to the Grantee and, unless otherwise provided in an Award Agreement or the Committee specifically provides otherwise, will not be required to be taken into account in computing the amount of salary or compensation of the Grantee for the purpose of determining any contributions to or any benefits under any pension, retirement, profit-sharing, bonus, life insurance, severance or other benefit plan of the Company or under any agreement with the Grantee.

3.10 <u>Non-Uniform Determinations</u>.

3.10.1 The Committee's determinations under the Plan and Award Agreements need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, Awards under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee will be entitled, among other things, to make non-uniform and selective determinations under Award Agreements, and to enter into non-uniform and selective Award Agreements, as to (a) the persons to receive Awards, (b) the terms and provisions of Awards and (c) whether a Grantee's Employment has been terminated for purposes of the Plan.

3.10.2 To the extent the Committee deems it necessary, appropriate or desirable to comply with foreign law or practices and to further the purposes of the Plan, the Committee may, without amending the Plan, establish special rules applicable to Awards to Grantees who are foreign nationals, are employed outside the United States or both and grant Awards (or amend existing Awards) in accordance with those rules.

3.11 <u>Other Payments or Awards</u>. Nothing contained in the Plan will be deemed in any way to limit or restrict the Company from making any award or payment to any person under any other plan, arrangement or understanding, whether now existing or hereafter in effect. In addition, Section 1.6.1 (as adjusted by Section 1.6.4) sets forth the only limit on the amount of cash, securities or other property that may be delivered pursuant to this Plan.

3.12 <u>Plan Headings</u>. The headings in the Plan are for the purpose of convenience only and are not intended to define or limit the construction of the provisions hereof.

3.13 <u>Termination of Plan</u>. The Board reserves the right to terminate the Plan at any time; *provided*, *however*, that in any case, the Plan will terminate on the tenth (10th) anniversary of the Effective Date, and *provided further*, that all Awards made under the Plan before its termination will remain in effect until such Awards have been satisfied or terminated in accordance with the terms and provisions of the Plan and the applicable Award Agreements.

3.14 <u>Section 409A</u>.

3.14.1 The Board and the Committee shall have full authority to give effect to any statement in an Award Agreement to the effect that an Award is intended to be "deferred compensation" subject to Section 409A, to be exempt from Section 409A or to have other intended treatment under Section 409A and/or other provision of the Code. To the extent necessary to give effect to this authority, in the case of any conflict or potential inconsistency between the Plan and a provision of any Award or Award Agreement with respect to the subject matter of this paragraph, the Plan shall govern.

3.14.2 Without limiting the generality of Section 3.14.1, with respect to any Award made under the Plan that is intended to be "deferred compensation" subject to Section 409A: (a) references to termination of the Grantee's employment will mean the Grantee's separation from service with the Company within the meaning of Section 409A; (b) any payment to be made with respect to such Award in connection with the Grantee's separation from service with the Company within the meaning of Section 409A that would be subject to the limitations in Section 409A(a)(2)(b) of the Code shall be delayed until six months after the Grantee's separation from service (or earlier death) in accordance with the requirements of Section 409A; (c) to the extent necessary to comply with Section 409A, any cash, other securities, other Awards or other property that the Company may deliver in lieu of shares of Common Stock in respect of an Award shall not have the effect of deferring delivery or payment beyond the date on which such delivery or payment would occur with respect to the shares of Common Stock that would otherwise have been deliverable (unless the Committee elects a later date for this purpose in accordance with the requirements of Section 409A); (d) with respect to any required Consent described in Section 3.3 or the applicable Award Agreement, if such Consent has not been effected or obtained as of the latest date provided by such Award Agreement for payment in respect of such Award and further delay of payment is not permitted in accordance with the requirements of Section 409A, such Award or portion thereof, as applicable, will be forfeited and terminated notwithstanding any prior earning or vesting; (e) if the Award includes a "series of installment payments" (within the meaning of Section 1.409A-2(b)(2)(iii) of the regulations promulgated under the Code), the Grantee's right to the series of installment payments shall be treated as a right to a series of separate payments and not as a right to a single payment; (f) if the Award includes "dividend equivalents" (within the meaning of Section 1.409A-3(e) of the regulations promulgated under the Code), the Grantee's right to the dividend equivalents shall be treated separately from the right to other amounts under the Award; and (g) unless the Committee determines otherwise, for purposes of determining whether the Grantee has experienced a separation from service with the Company within the meaning of Section 409A, "subsidiary" shall mean a corporation or other entity in a chain of corporations or other entities in which each corporation or other entity, starting with AIG, has a controlling interest in another corporation or other entity in the chain, ending with such corporation or other entity. For purposes of the preceding sentence, the term "controlling interest" has the same meaning as provided in Section 1.414(c)-2(b)(2)(i) of the regulations promulgated under the Code, *provided* that the language "at least 20 percent" is used instead of "at least 80 percent" each place it appears in Section 1.414(c)-2(b)(2)(i) of the regulations promulgated under the Code.

3.15 <u>Governing Law</u>. THE PLAN WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

3.16 <u>Severability; Entire Agreement</u>. If any of the provisions of the Plan or any Award Agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision will be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions will not be affected thereby; *provided* that if any of such provisions is finally held to be invalid, illegal, or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision will be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. The Plan and any Award Agreements contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

3.17 <u>Waiver of Claims</u>. Each Grantee of an Award recognizes and agrees that before being selected by the Committee to receive an Award he or she has no right to any benefits hereunder. Accordingly, in consideration of the Grantee's receipt of any Award hereunder, he or she expressly waives any right to contest the amount of any Award, the terms of any Award Agreement, any determination, action or omission hereunder or under any Award Agreement by the Committee, the Company or the Board, or any amendment to the Plan or any Award Agreement (other than an amendment to the Plan or an Award Agreement to which his or her consent is expressly required by the express terms of an Award Agreement).

3.18 <u>No Liability With Respect to Tax Qualification or Adverse Tax Treatment</u>. Notwithstanding anything to the contrary contained herein, in no event shall the Company be liable to a Grantee on account of an Award's failure to (a) qualify for favorable United States or foreign tax treatment or (b) avoid adverse tax treatment under United States or foreign law, including, without limitation, Section 409A.

3.19 <u>No Third Party Beneficiaries</u>. Except as expressly provided therein, neither the Plan nor any Award Agreement will confer on any person other than the Company and the Grantee of any Award any rights or remedies thereunder. The exculpation and indemnification provisions of Section 1.3.3 will inure to the benefit of a Covered Person's estate and beneficiaries and legatees.

3.20 <u>Successors and Assigns of AIG</u>. The terms of the Plan will be binding upon and inure to the benefit of AIG and any successor entity contemplated by Section 3.7.

3.21 <u>Date of Adoption and Approval of Shareholders</u>. The Plan was adopted on March 11, 2021 by the Board and is subject to, and will become effective upon receipt of, approval by the shareholders of AIG (the "*Effective Date*").



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